7/10


06014984

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TravelSky Technology Ltd

*CURRENT ADDRESS

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/11/06



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)

ARS
12-31-05

Annual Report 2005

CONTENTS

TravelSky Technology Limited (the "Company", or including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's aviation and travel industry. The Group has been devoted to developing leading products and services that satisfy the needs of all the industry participants - ranging from commercial airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, travelers and cargo shippers - to conduct electronic transactions and manage the demand for travel-related information. The core businesses of the Company include aviation information technology service, distribution of information technology service, etc..

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000 and has a controlling equity interest in TravelSky Technology (Hong Kong) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds a significant equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., Heilongjiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co., Ltd and Dalian Travelsky Airport Technology Limited.

The Group had 2,089 employees as at December 31, 2005.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The current largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 22.3% in the Company. A total of approximately 42.7% of the equity interest in the Company is held by 14 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 35.0% of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.


Profit Attributable to Equity Holders of the Company
RMB'000


2001
407,901
2002
453,227
2003
242,541
2004
449,181
2005
529,647

Earnings Per Share, Basic and Diluted

RMB


2001
0.48
2002
0.51
2003
0.27
2004
0.51
2005
0.60

Total Assets

RMB'000


2001
2,894,189
2002
3,087,269
2003
3,376,223
2004
3,750,889
2005
4,107,601

Total Revenues

RMB'000



2001
830,801
2002
977,442
2003
893,618
2004
1,282,850
2005
1,496,784
Data Network and Others
Aviation information technology service

Profit Before Taxation

RMB'000



2001
411,573
2002
459,860
2003
272,345
2004
499,598
2005
594,757

EBITDA

RMB'000



2001
479,275
2002
554,600
2003
386,900
2004
628,800
2005
723,800



Mr. Zhu Yong
Chairman

Dear Shareholders

As anticipated, China maintained a rapid growth in its aviation industry during 2005 and is on its way heading for the second largest aviation market after USA. As a key market participant, the Group captured opportunities, by facing challenges proactively and refining the existing systems to achieve good results in operation safety, business development and financial performance, which brought satisfactory returns to Shareholders.

It is widely forecast that the strong growths in China's aviation transportation market in the coming decade will be further fueled by its fast-growing domestic economy, prosperous travel industry, increasing international communications, gradual deregulation and competition-encouraging industrial policies. On the one hand, the Company's infrastructure is called for larger capacity, higher safety standard, lower cost and more innovative functions by the ever-expanding market scale, the staging of Beijing 2008 Olympic Games, and the imminent industry information safety issues arising from the emergence of non-traditional terrorist threats and the extensive application of open platform technology. On the other hand, due to fierce market competition caused by travelers' personalised demands, the entry of new competitors and emerging operation modes, commercial airlines, travel product and service suppliers, travel agencies and distribution agents were forced to transform their business modes, streamline workflows, form alliance and enter into cooperation by relying heavily on information technology service, which have an effect of making information technology becoming indispensable for the industry to operate. These lead the Group towards an in-depth development in its existing businesses, technologies/products and services, while putting forward a challenge on the Group's business vision, operation mechanism, core resources including talents and technology as well as corporate culture.

In view of such opportunities and challenges, the Group will further enhance its safety guarantee ability, service capability and market competitiveness under its scientific development concept. We will also further change the mode of growth, strengthen sustainability in development and realise the fundamental transformation from a platform operator to an integrated product and service provider. Also, the Group will live up to the needs of clients, staff and shareholders by introducing further innovations to systems and mechanisms, perfecting the internal control system and enhancing the Group's competitiveness.

Looking forward in line with the established development strategy, the Group will ensure information safety through more investment in infrastructures, technology innovation and safety management. Aiming to strengthen self-inventiveness for rapid development, the Group will introduce, digest and absorb advanced, mature and mainstream technologies from abroad while stressing on the formulation of information standard as well as establishment of professional teams. Efforts will be also put in maintaining the Group's market leadership in core businesses by strengthening the Group's distribution channels and enhancing the capability of service to strategic clients. In order to satisfy the needs of industrial development, the Group will form strategic alliances with leading international companies to boost its market penetration and coverage, and combining their efforts to develop new generation traveler service system and product lines. Meanwhile, the Group will put efforts to foster new sources of business growth, which will be founded on new business modes, enhanced operation expertise and leaps in its offline/ online distribution of travel products including air tickets and hotels as well as integrated information technology business. To enhance operating efficiency, the Group will deepen its reforms in personnel management, labor and income allocation systems, establish mechanism to keep up talents' value with the sustainable business development, as well as build up an accountability system incorporating budgets, implementation, monitoring, appraisal and incentives to strengthen risk management and corporate governance. The Group is committed to develop a new corporate culture featuring innovation and synergy, which could enhance the Group's adaptability in the market.

Finally, I would take this opportunity to express my gratitude to all of our staff for their loyalty and aggression to strive for betterment which has successfully brought to the Group's rapid growth with innovations. Also, I would like to thank all our shareholders, investors, customers, directors and supervisors for their trust and support all along.

Zhu Yong
Chairman

April 7, 2006



Mr. Zhu Xiaoxing
CEO

The Company is the leading provider of information technology solutions for the China's aviation and travel industry. While the Company provides advanced aviation information technology and related services to the Chinese commercial airlines, it also distributes commercial airlines products and services to travel service distributors, ticketing offices and individual consumers and is taking a leading role. With over more than two decades of continuous development, the Company has preliminarily built up product lines of comprehensive and functional information technology services, to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants to broaden their core business, improve their service quality and enhance their operational efficiency.

AVIATION INFORMATION TECHNOLOGY SERVICE

The Company's aviation information technology ("AIT") services, which consist of series of products and solutions, are provided to Chinese commercial airlines and more than 280 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology services related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and e-commerce as well as information management system to improve ground operational efficiency of commercial airlines and airports. Comparing with Year 2004, revenue generated from the AIT services in Year 2005 increased by approximamtely 20.7% to approximamtely RMB1,238.0 million, representing approximamtely 82.7% of the Group's total revenue.

Thanks to the rapid growth of the PRC economy and the deepening economic globalization, the civil aviation industry of the PRC experienced a blooming year in 2005, paving the way for China to head for the second largest global aviation and transportation market after USA. As the dominant supplier of information technology services in the PRC aviation and travel industry, the Company's ETD system processed approximately 151.4 million bookings on domestic and overseas commercial airlines, representing an increase of approximately 14.5% over Year 2004, and has continued to maintain a rapid growth momentum. Among which, bookings on Chinese commercial airlines increased by approximately 14.2%, while that on foreign and regional commercial airlines increased by approximately 22.7%. Passenger departures processed by APP system accounted for approximately 88% of total traveler departures from domestic airports. With 26 foreign and regional commercial airlines like SilkAir of Singapore and Cathay Pacific joining the Company's APP system, foreign traveler departures from domestic airports processed by the system reached approximately 1.6 million.

Rooted for years in China's aviation and travel industry, the Group has been meeting clients' needs, keeping abreast of up-to-date industry technology. By focusing on the product lines of seat management, distribution information technology solution packages and fare solutions, which aims at serving commercial airlines' profit-oriented requirement, the Group has been perfecting and enhancing AIT and related services, and has made great contribution to domestic and foreign commercial airlines for their diversified marketing channels, streamlined business workflows, improved service modes and decreased operating costs. In 2005, the Company took initiatives to keep on perfecting its product lines based on new technologies while promoting application of AIT services in the industry. With reference to industry standards, the Company has developed 3 major technologies of BSP (Billing and Settlement Plan) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing, which were fully adopted by 9 Chinese commercial airlines including Air China and Hainan Airlines. The IET (Interline Electronic Ticketing) technology was used to facilitate sales of electronic tickets among Chinese commercial airlines and to establish through check-in services for connecting flights between foreign and regional commercial airlines. Electronic tickets sold amounted to approximately 9.8 million segments, where over RMB100 million of distribution costs was saved. The Group's self-developed virtual flight technology was applied in more than 170 flight routes of commercial airlines like China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited, supporting them to increase the marketability of city-pairs and expand the distribution network. While Chinese commercial airlines are preparing to join the international aviation alliances, the Company also continued to perfect and promote check-in products for connecting flights, which led to increase of approximately 30% and 50% in domestic and international routing transfer travelers respectively, providing a strong support to the implementation of hub strategies of Chinese commercial airlines and airports. Efforts were continued in perfecting and promoting domestic fare products, which facilitated the electronization in collecting, distributing, managing and calculating the fares for Chinese commercial airlines with favourable market effectiveness. Through years of in-depth cultivation, data products and services series have become necessity tools in commercial airlines' revenue management and operational decision-making.

Further to its extensive application throughout domestic medium and small airports during the past two years, the Company's self-developed new generation APP front system was further applied in major airports in Chengdu, Dalian, Kunming and Wuhan. As a result, 38 airports are using the Company's new generation APP front system. The T3 terminal of the Beijing Capital Airport, which is being constructed to support the Beijing 2008 Olympic Games, also decided to adopt the Company's new generation APP front system, securing the Company's position in development and operation of airport front system. Furthermore, to support Chinese commercial airlines' overseas promotion of interchange, through check-in and e-ticket services, the Company made efforts in promoting its APP system and its operations in overseas airports. At the end of 2005, overseas airports using the Company's APP system increased to 8, and passenger departures processed amounted to approximately 4 million.

The Company's new generation traveler service system, a traveler-oriented platform targeting to support airlines to compete and operate in the market, can flexibly support each commercial service of the travel value chain so as to keep in line with the changing aviation and travel industry. In light of the strategy for new generation system structure with reference to overseas GDS technical architecture and experience, the Company defined its development plans and implementation approaches for intermediary system in 2005, and used the same as the foundation for determining the infrastructure models for all open application systems.

DISTRIBUTION INFORMATION TECHNOLOGY SERVICE

The Group's travel distribution network comprises more than 50,000 sales terminals owned by more than 6,000 travel agencies or travel service distributors, with high-level networking and direct links to all GDS around the world and 25 foreign and regional commercial airlines through SITA networks. Covering approximately 400 domestic and overseas cities, the network processed over 96 million transactions during the year with transaction amount to over RMB127 billion. The Group provides distribution information technology services mainly by offering solution plans at the front end, intermediary and back-office levels, aiming to delivering more diversified and accurate content and information to travel distribution networks, so to support flexible distribution modes and tailored solutions.

On front end solution plans, the Group's main effort is to perfect the already launched E-Term products and Windows-based Web products, so as to provide travel distribution network with powerful front end systems which enable air ticket sales, hotel reservation and car rental service to cater for customer needs. At intermediary level solution plans, the Group provides data analysis products, marketing management tools, information release and business workflow platforms, greatly aiding travel agencies or travel service distributors in market analysis, customer management and operations. As to back-office solution plans, the Group provides customised solution packages for distribution technology covering comprehensive business workflows of major travel agencies, tailored to their needs for paving their ways to domestic and international markets. For instance, the Company entered into a 3-year strategic cooperation agreement in 2005 with American Express, one of the largest global business travel management companies. The cooperation provided an access for American Express' customers worldwide to experience travel services in China under international standards. Meanwhile, it enhanced the Group's in-depth understanding into businesses and workflows of global leading business travel management company, laying a foundation for developing better information technology solutions to meet business needs of travel agencies and travel service distributions, and to satisfy market demands.

Another focus of the Company is the dedicated development of e-business solutions in support of travel distribution network. The Company's self-developed booking engine technology has been supporting e-business applications of travel agencies broadly, advancing online distribution business in China's aviation and travel industry. In 2005, approximately 3 million segments were sold through e-business with transaction amounting to approximately RMB1.6 billion.

The Company provides services to the distribution network through more than 30 local distribution centers throughout the nation, which are the contacting points of the Company's distribution system. In 2005, the Company established new regional distribution centers in Japan, Korea and Singapore to strengthen its services in overseas markets.

TRAVEL PRODUCT DISTRIBUTION SERVICE

One of the Group's established strategies is to dedicate itself in development of travel product distribution services including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. In 2005, the Company kept perfecting the hotel distribution system on open platform and by control measure, leading to a breakthrough in hotel reservation business. Throughout the year, the Company successfully distributed 51,000 hotels' room-nights, covering over 2,000 hotels in the Mainland, Hong Kong and Macau.

INFORMATION TECHNOLOGY INTEGRATION SERVICE

Progress was also made in the Group's information technology integration services in 2005. The Group's self-developed information technology integrated products were extensively used in airports throughout China, including security information system, airport automatic broadcasting system and baggage confirmation system. The Uni-Service for Airport Passenger, targeting high-end customers, has been used in airports of Guangzhou and Shenzhen with preliminary market recognition. With a contract successfully entered with the Beijing Capital Airport on APSIS (Aviation Passenger Security Information System) addressing travel safety of air passengers, the Company moved forward an important step towards information safety of aviation in China.

INFRASTRUCTURE

The Group's infrastructure serves its overall development strategy. Its objectives are to ensure safety, satisfy the needs of business development, align system structure and optimize resource allocation by making full use of available technologies, business and management, so as to improve operating reliability and interference resisting ability with lower operating expenses.

In 2005, the Company purchased a new mainframe of Dorado 280 which was smoothly installed and put into operation by the year end, with a view to satisfy China's aviation demand for system processing capabilities in relation to the ever-increasing volume of travelers. This resulted in a 40% expansion of mainframe capacity. At the same time, through technology innovations such as mainframe AV move-out, about 3.4% of system resources were saved. Meanwhile, infrastructure reliability was effectively enhanced through a series of technology improvements like same-city-different-location disaster backup system based on SRDF (Symmetrix Data Replication Facility) technologies, mainframe performance optimisation, data warehouse expansion and cross-backup over multiple lines of telecommunication operators. Further, operating cost of over RMB10 million was saved through the message transfer from the SITA network to the Company's network. In Year 2005, the availability ratios of Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively, with desirable operating performance in the core network and networking.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The following discussion on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

OVERVIEW

For the year ended December 31, 2005 ("Year 2005"), profit before taxation of the Group was approximately RMB594.8 million, representing an increase of approximately 19.0% over that in the year ended December 31, 2004 ("Year 2004"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB723.8 million, representing an increase of approximately 15.1% over that in Year 2004. Profit attributable to equity holders of the Company was approximately RMB529.6 million, an increase of approximately 17.9% over the previous year. The increase in the profitability of the Group was mainly due to the increase in revenue from the Company's AIT service, and saving of part of the operation cost as a result of adoption of integrated measures of marketing, technology and management.

The basic and diluted earnings per share of the Group in Year 2005 was RMB0.60.

TOTAL REVENUE

The total revenue of the Group amounted to approximately RMB1,496.8 million, representing an increase of approximately RMB213.9 million, or 16.7%, from approximately RMB1,282.9 million in Year 2004. Such increase was mainly due to rapid growth in bookings of domestic and international commercial airlines handled by the Group's system. The increase in total revenue is reflected as follows:

- AIT service revenue represented 82.7% of the total revenue of the Group in Year 2005 as compared to 80% in Year 2004. AIT service revenue increased by approximately 20.7% to approximately RMB1,238.0 million in Year 2005 from approximately RMB1,025.7 million in Year 2004. The increase of revenue resulted primarily from the increase in ETD business.

- Data network and other revenue represented 17.3% of the Group's total revenue in Year 2005 as compared to 20%. In Year 2004, data network and other revenue increased by approximately 0.6% to approximately RMB258.8 million in Year 2005 from approximately RMB257.1 million in Year 2004.

NET REVENUE

Net revenue increased by 16.6% to approximately RMB1,447.0 million in Year 2005 from approximately RMB1,240.6 million in Year 2004.

OPERATING EXPENSES

Operating expenses for Year 2005 amounted to RMB903.2 million, representing an increase of RMB115.7 million, or 14.7%, from RMB787.4 million in Year 2004. The increase in operating expenses reflected the following:

- Depreciation and amortization increased by 9.2% from RMB166.7 million in 2004 to RMB182.0 million in 2005, mainly due to provision for depreciation and amortization of capital expenditure commenced in 2005;
- Along with the maintaining of rapid growth in business volume came a 15.1% reduction in network usage charge, which decreased from RMB70.7 million in 2004 to RMB60.0 million in 2005, mainly because the Group has adopted measures such as marketing, technology and management and transferred the SITA network to the Company's network for work through telex transfer as well as reduced usage on the SITA system;
- Personnel expenses increased by 17.9%, primarily attributable to the increased number of staff to support the business development of the Group;
- Operating leases expenses increased by 25.2%, mainly due to the expanded office area as a result of business development and increase in number of staff of the Company;
- Technical support and maintenance fee increased by 68.4% due to the continuous expansion of new products and research and development of new technologies of the Company in Year 2005.
- Other operating expense of the Group increased by of 32.1% mainly because the Company and district distribution centres made greater effort in market development and enhanced localized support for customers; while there has been an increase in revenue, the corresponding expense has also been increased.

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB90.8 million, or 20.0%, to RMB543.9 million in Year 2005 from RMB453.1 million in Year 2004.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

As a result of the above factors, the profit attributable to equity holders of the Company increased by approximately 17.9% to approximately RMB529.6 million in Year 2005 from approximately RMB449.2 million in Year 2004.

RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund from the profit attributable to shareholders as reflected in the statutory financial statements prepared under IFRS, the reserves available for distribution as at December 31, 2005, as stated in Note 32 to the financial statements, amounted to RMB627.9 million.

DISTRIBUTION OF DIVIDEND

The Board recommended a final dividend of RMB0.230 per share for Year 2005, amounting to RMB204.3 million. After the distribution of the above dividend declared, the reserve available for distribution as at December 31, 2005 would be approximately RMB423.6 million (2004: RMB299.9 million).

LIQUIDITY AND CAPITAL STRUCTURE

The following table summarizes the cash flows of the Group for the years presented:

	For the year ended December 31	
	2005	2004
	(RMB in million)	*(RMB in million)*
Net cash inflows from operating activities	**402.5**	575.5
Net cash used in investing activities	**(1,656.7)**	(244.7)
Net cash used in financing activities	**(111.3)**	(128.9)
Impact of change of exchange rates on cash and cash equivalent	**(14.6)**	—
Net increase in cash and cash equivalents	**(1,380.0)**	201.9

The Group's working capital for Year 2005 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB402.5 million.

In Year 2005, the Group had no short-term or long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2005, cash and cash equivalents of the Group amounted to RMB856.8 million, of which 88.7%, 9.1% and 2.1% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

LONG-TERM INVESTMENT

As at December 31, 2005, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

CHARGE ON ASSETS

As at December 31, 2005, the Group had no charge on its assets.

CAPITAL EXPENDITURE

The capital expenditure of the Group amounted to approximately RMB435.0 million in Year 2005, representing an increase of approximately RMB329.8 million as compared to that of approximately RMB105.2 million in Year 2004.

The capital expenditure of the Group in Year 2005 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2006 will amount to approximately RMB370.0 million, which is mainly for development and gradual implementation of the new-generation traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include net proceeds from the initial public offering of Company and internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2006 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

EXCHANGE RISKS

The Group is exposed to foreign exchange risks related to its capital expenditure as a substantial portion of its capital expenditure in relation to the purchase of imported equipment are denominated in U.S. dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

GEARING RATIO

As at December 31, 2005, the gearing ratio of the Group was approximately 11.2% (2004: 12.4%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2005.

CONTINGENT LIABILITIES

As at December 31, 2005, the Group had no material contingent liabilities.

EMPLOYEES

As at December 31, 2005, the total number of employees of the Group was 2,089. Personnel expenses amounted to approximately RMB157.7 million for Year 2005, representing approximately 17.5% of the total operating cost of the Group for Year 2005.

The remuneration of the employees of the Group (including Executive Directors and Staff Representative Supervisors), includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by Independent Non-executive Directors during their service period will be borne by the Company.

In Year 2005, the Group continued to provide its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

BASIC MEDICAL INSURANCE REGULATION

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2005, the Company incurred a total amount of RMB5,504,730 (a total amount of RMB3,075,469 was incurred in Year 2004) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

The Board (the "Board"), Supervisory Committee and Senior Management of the Company are committed to implementing effective corporate governance policies to ensure that all decisions are made in good faith and in accordance with the principles of transparency, fairness and integrity. With necessary and effective counterbalance, the Company continues to improve its corporate governance structure, so as to raise the quality of supervision and management, and to meet the expectation of its shareholders and related parties.

CORPORATE MANAGEMENT PRACTICE

In compliance with Company Law of PRC and the Company Articles of Association (the "Articles"), the Company has regulated its internal operations and provided information of the Company to market participants and regulatory authorities on timely, accurate, complete and true basis, aiming to enhance its corporate value. In 2005, the Board passed the resolution to adopt the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") as the Company's code of corporate governance practices. The Company has fully complied with the code provisions (save as the relevant code provisions on internal control) with certain deviations.

As mentioned in the Company's Interim Report 2005, the Company had fully complied with the code provision with deviations from the code provisions A.1.3, B.1.3, B.1.4, C.3.3, C.3.4, D.1.1 and D.1.2 of the Code. In the later half of 2005, the Company has given notices on the meeting 14 days prior to convening the board meeting as stipulated in code provision A.1.3. It was decided in the board meeting held in October 2005 that relevant provisions on the Work rules of Remuneration and Evaluation Committee and Audit Committee be amended and supplemented respectively in accordance with code provisions B1.3 and C.3.3, and that Work rules of the Committees be available at the Company's website (www.travelsky.net) in accordance with "Disclosure of the Committees' roles, terms of reference and power and authorities delegated to them by the Board" as stipulated in provisions B.1.4 and C.3.4 of the Code. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for management of its daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is considering to further set out explicitly the duties the Board delegated to the management in 2006.

SECURITIES TRANSACTIONS OF DIRECTORS

Each Directors of the Company has fulfilled their duties in a conscientious, diligent and honest manner. The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Companies" ("Model Code") as set out in Appendix 10 to the Listing Rules, requesting all Directors to carry out securities transactions in accordance with the Model Code. Upon specific enquiries made to Directors, it is confirmed that no Director has breached the relevant requirements of the Model Code in 2005.

THE BOARD

The Board is responsible to lead and monitor the Company, and to collectively coordinate and supervise the affairs of the Company to achieve the success of the Company. The Directors made decisions in the interest of the Company in objective manner.

The Board is responsible to prepare accounts for each financial period to ensure them to reflect the Company's business position, results and cash flow during the period in accurate and fair manner. In compiling the accounts for 2005, the Board has selected the appropriate accounting policy which was consistently applied, and has adopted the International Financial Reporting Standard. The Board has also made prudent and reasonable judgments and estimations, and prepared accounts on ongoing operation basis. The Directors accept responsibilities for the preparation of the Group's financial statements. In 2005, the Board announced annual result for 2004 and interim result for 2005 within 120 days and 60 days respectively after the end of the relevant financial periods in accordance with the requirements under the articles of association of the Company.

The second Board of the Company comprises of 15 Directors (refer to the section 1 of "Corporate Information" for the list of members of Directors), of which 4 are Executive Directors and 11 are Non-executive Directors (including 3 Independent Non-executive Directors). The terms of all members of the second Board (including Non-executive Directors) will expire on December 5, 2006. The biographies of Directors are set out on pages 95 to 99. Each of the Directors has extensive experience in aviation, information technology or finance. The appointment of Independent Directors is in compliance with the requirements as set out in Rules 3.10(1) and (2) of the Listing Rules. The Company's Chairman of the Board (Chairman) and Chief Executive Officer (General Manager) are assumed by Mr. Zhu Yong and Mr. Zhu Xiaoxing respectively and their duties are clearly separated.

The three existing Independent Non-executive Directors, Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon, have submitted their annual confirmations of independency in accordance with Rule 3.13 of the Listing Rules. The Company is in the opinion that all Independent Non-executive Directors are in compliance with the guidelines on independency as set out in Rule 3.13 of the Listing Rules and are independent parties as defined in the guidelines. The three Independent Non-executive Directors consistently performed their duties in active and prudent manner. Based on the overall interests of the Company, the Independent Non-executive Directors, with their valuable professional experience, have provided guidance for operation management of the Company. Moreover, being the members of the Audit Committee and the Remuneration and Evaluation Committee, they have performed their duties in supervising financial reporting procedures and reviewing internal control.

At the Extraordinary General Meeing held in August 2005, Mr. Zhang Xueren, an Non-executive Director, and Mr.Lee Kwok Ming, Don, an Independent Non-executive Director, were approved to resign from their offices as Directors for personal reasons, and Mr. Gong Guokui and Mr. Yick Wing Fat, Simon were elected as Non-executive Director and Independent Non-executive Director respectively, with the terms of office effective from the date thereof to December 5, 2006. At the board meeting held on August 24, 2005, Mr. Gong Guokui was elected as a Vice Chairman and a member of the Strategic Committee. The Board also appointed Mr. Yick Wing Fat, Simon, as a member of the Audit Committee and the Remuneration and Evaluation Committee.

In 2005, a total of 4 board meetings were held with attendance of Directors as follows :

Name	Positions	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Mr. Zhu Yong	Chairman	4	4	100%
Mr. Wang Quanhua	Vice-Chairman, Non-executive Director	4 (with 2 attended by other authorized Directors on his behalf)	4	100%
Mr. Cao Jianxiong	Vice Chairman, Non-executive Director	4	4	100%
Mr. Gong Guokui	Vice Chairman, Non-executive Director (appointed as Director in August 2005)	2	2	100%
Mr. Rong Gang	Non-executive Director	4	4	100%
Mr. Yang Yatie	Non-executive Director	4	4	100%
Mr. Zhu Xiaoxing	Executive Director, CEO	4	4	100%
Mr. Ding Weiping	Executive Director	4	4	100%
Mr. Song Jinxiang	Executive Director	4	4	100%
Mr. Li Xiaoguang	Non-executive Director	3	4	75%
Mr. Si Yupei	Non-executive Director	4 (with 1 attended by another authorized Director on her behalf)	4	100%
Mr. Song Jian	Non-executive Director	4	4	100%
Mr. Wu Jiapei	Independent Non-executive Director	4	4	100%
Mr. Chow Kwok Wah, James	Independent Non-executive Director	4	4	100%
Mr. Yick Wing Fat, Simon	Independent Non-executive Director (appointed as Director in August 2005)	2	2	100%
Mr. Zhang Xueren	Resigned as Non-executive Director during the year	1	2	50%
Mr. Lee Kwok Ming, Don	Resigned as Independent Non-executive Director during the year	—	2	0

The Company, in some circumstances, deviates from code provisions D.1.1 and D.1.2 of the Code. Currently, the Company has yet to set out clear guidance on the duties delegated by the Board to the management. The Board is of the opinion that the Company's management, who is responsible for the management of its daily operation, is a management team led by the General Manager. The respective duties and authorities of the Board and the General Manager have been set out explicitly in the articles of association of the Company. The Board can also delegate the General Manager with authority to deal with certain extraordinary issues such as signing particular agreements. The Company's current arrangement on performing the duties under the leadership of the General Manager does not prejudice the interests of the Company. The Boardl is considering to further set out explicitly the duties delegated by the Board to the management in 2006.

The Board convenes the general meeting in accordance with the articles of association of the Company and performs the following duties: convening general meeting and reporting its work therein; implementing resolutions passed at the general meeting; confirming the Company's business plans and investment plans; preparing the Company's annual budgets and final closing accounts; proposing to shareholders on the distribution of dividends and bonuses as well as increment and decrement of share capital; establishing amendment proposals for the articles of association of the Company; deciding other significant affairs and administrative issues of the Company other than issues to be resolved in the general meeting as stipulated in Company Law and the articles of association of the Company, and exercising other power by virtue of office, duties and obligations as delegated by the general meeting and the articles of association of the Company. It is also stipulated in the Company's articles of association that resolutions approved by the Board in connection with the Company's connected transactions are not valid unless it is signed by Independent Non-executive Directors.

According to the Company's Articles of association, the Board delegates the following duties to the Company's General Manager: to manage the Company's production and operation; to implement resolutions passed by the Board; to implement the Company's annual business plans and investment plans; to formulate plans for the Company's internal management framework; to formulate framework plans for the subsidiaries of the Company; to establish the Company's basic management system; to formulate the Company's basic constitution; to propose the appointment or dismissal of the Deputy General Manager and Financial Controller of the Company; to appoint or dismiss officers other than those to be appointed or dismissed by the Board; to perform other duties as delegated by the Company's articles of association and the Board.

In addition, the Board authorized the General Manager to approve investments related to the Company's principal business made by institutions in which the Company has invested less than RMB5 million (for instance, the Company's regional distribution centres). Such authority was given to the Board in the general meeting in 2002 and was then delegated to the General Manager for the purpose of enhancing management efficiency of its daily business operation.

REPORT OF AUDIT COMMITTEE

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon, Mr. Wu Jiapei was elected as the chief member of the Audit Committee (Chairman of the Committee).

The role, duties and authority of the Audit Committee are available at the Company website. They mainly include: review of the Company's financial report in respect of its completeness, accuracy and integrity; listen to the report from the Company management and auditors on the Company's financial position; make enquiries and receive reasonable explanations to and from the financial department and auditors; review issues in respect of the Company's internal control and financial reporting and report the same to the Board. The Audit Committee held at least two regular meetings each year, and will be held any time as and when necessary.

In 2005, the Audit Committee has convened four meetings, the minutes of which were submitted to the Board for reporting purpose. Its work during the year is briefly described as follows:

1. review of financial reports for the year ended December 31, 2004 and the six months ended June 30, 2005. Upon discussion with the management, the Company's financial department and external auditors, it was agreed on the accounting mode adopted by the Group, and that the Group has tried their best to ensure the disclosure of financial information is in compliance with the appropriate accounting standards and the requirements of Listing Rules;

2. review of auditing arrangements of external auditors and their status report, and examination of issues raised by auditors to the management and the management's responsel to the same;

3. review of reports from the Company and external auditors in relation to connected transactions;

4. review of the independency of external auditors and effectiveness of auditing procedures and discussion with auditors about the nature and scope of auditing and reporting obligation;

5. consideration and approval of remuneration for auditing services and terms of employment of external auditors for 2005, supervision of non-auditing services provided by external auditors and advised the Board on employment of auditors;

6. review of the Company's regulations on financial control and risk management, supervision of the coordination between internal and external auditing and their effectiveness, as well as the efficiency of internal financial reporting procedure and the implementation of internal management; and

7. review of the terms of reference of the Audit Committee and amended "Rules of Work of Audit Committee" in accordance with the provisions as set out in the Code of Corporate Governance Practices.

On April 6, 2006, the Audit Committee held a meeting to review the Group's consolidated financial statement for Year 2005 with external auditors, including the accounting principles and practical standards adopted by the Group. Based on the results of review and discussion with the management, financial department and external auditors, it was agreed on the accounting mode adopted by the Group, and that the Group has tried their best to ensure the disclosure of financial information is in compliance with the appropriate accounting standards and Appendix 16 to the Listing Rules. Therefore, the Audit Committee advised the Board to approve the consolidated financial statement for the year ended December 31, 2005.

The Audit Committee also advised to appoint PricewaterhouseCoopers in Hong Kong ("PricewaterhouseCoopers") and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. ("PricewaterhouseCoopers Zhong Tian") as the Group's international and PRC external auditors respectively for Year 2006, and proposed the relevant resolutions to be considered and approved by shareholders at the Annual General Meeting of 2005. The Audit Committee also advised the Board to request PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian to have their partners designated for the Group be retired by rotation once every five years.

Attendance rate of Audit Committee meetings for this financial year :

Name	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Mr. Wu Jiapei (Chairman of the Committee)	4	4	100%
Mr. Chow Kwok Wah, James	4	4	100%
Mr. Yick Wing Fat, Simon	2	2	100%
Mr. Lee Kwok Ming, Don (Resigned during the year)	1	2	50%

REMUNERATION AND EVALUATION COMMITTEE ("REMUNERATION COMMITTEE")

The Remuneration Committee comprises of five members, three of which are Independent Non-executive Directors, namely Mr. Chow Kwok Wah, James, Mr. Wu Jiapei and Mr. Yick Wing Fat, Simon. The remaining two are Non-executive Directors, namely Mr. Wang Quanhua and Mr. Yang Yatie. Mr. Chow Kwok Wah, James, an Independent Non-executive Director, was elected as the chief member of the Remuneration Committee (i.e. Chairman).

The role and duties of the Remuneration Committee are available at the corporate website. They mainly include: study of appraisal criteria for Directors and senior management and give advice according to the Company's actual operation; study and review of remuneration policies and proposals of Directors and senior management, and evaluating its effectiveness; advising the Board on the overall remuneration policies and frameworks of Directors and senior management of the Company, and on the remuneration policy for setting up formal and transparent procedures; monitor the implementation of the Company's remuneration policies; determine specific remuneration of all Executive Directors and senior management and advising the Board on the remuneration of Non-executive Directors; review and approval of performance-linked remuneration in accordance with the corporate goals as from time to time approved by the Board; review and approval of the payment of compensation for loss or termination of office or appointment to Executive Directors and senior management to ensure such compensation is determined in accordance with contract terms; review and approval of the compensation arrangement for dismissal or removal of Directors for their misconducts to ensure such arrangement is made in accordance with contract terms; ensure no Director or its associates could determine their own remuneration.

The Remuneration Committee shall report to the Board its decisions or recommendations. The remuneration plan of the Company's Directors made by the Remuneration Committee is subject to the approval of the Board, and consideration and approval at the general meeting. The remuneration plan of the Company's senior management should also be approved by the Board.

In 2005, the Remuneration Committee held two meetings in August and October respectively. The Committee has reviewed the Company's existing remuneration policies and appraisal system. Researches were subsequently carried out on companies of the same industry and the market, for which theme studies will be conducted on the improvement of the rationality and implementation plans of the Company's remuneration and appraisal systems.

Attendance of the meetings of the Remuneration Committee is as follows:

Name	Number of meeting attended (Times)	Number of meeting to be attended (Times)	Attendance rate
Mr. Chow Kwok Wah, James (Chairman)	2	2	100%
Mr. Wu Jiapei	2	2	100%
Mr. Yick Wing Fat, Simon	2	2	100%
Mr. Wang Quanhua	1	2	50%
Mr. Yang Yatie	2	2	100%
Mr. Lee Kwok Ming, Don (Resigned during the year)	0	0	—

NOMINATION OF DIRECTORS

The Company has not yet set up a Nomination Committee. Nomination and election of Directors are currently carried out in accordance with the Company's Articles. At present, the promoter shareholders and the Board nominate and recommend candidates of Directors (other than Independent Non-executive Directors) and Independent Non-executive Directors respectively. Following the nomination of candidates of Directors (including Independent Non-executive Directors) by the Board in accordance with the relevant requirement of Company Law, Listing Rules, Chapter 14 "Eligibility and obligations of Directors, Supervisors, Managers and other senior management of the Company", the Company will put forward the nomination in the general meeting. The Director of the Company serves a term of 3 years and is subject to re-election upon expiry. Written notices of intention of nominations of Director's candidate indicating candidate's acceptance for nomination shall be sent to the Company after the date that the notice on the general meeting for the purpose of Directors' election is issued and at least 7 days prior to the date of the meeting. Each of the Board comprises of 15 Directors, of which at least one-half of the Directors are external Directors (including two or more Independent Non-executive Directors). Directors shall be elected by way of ordinary resolution in the General Meeting. In case more than 15 Directors are approved, those who have got the highest vote shall be elected as Directors. Any Director who has unexpired terms of office may be removed by way of ordinary resolution at the general meeting provided that the general meeting is in compliance with the relevant provisions of law and administrative rules.

Members of professional committees under the Board shall be nominated by either the Chairman, one-half of the Independent Non-executive Directors and above or one-third of all the member of Directors, and subsequently elected by the Board. Chief members of all committees (Chairman of the committee) shall be appointed by the Board. Eligibility of all committee members shall comply with related stipulations of working rules of the committees.

In June 2005, Mr. Zhang Xueren, a Non-executive Director and Mr. Lee Kwok Ming, Don, an Independent Non-executive Director, tendered their resignations as Directors due to personal reasons and was approved at the Company's extraordinary general meeting held on August 23, 2005. Mr. Gong Guokui and Mr. Yick Wing Fat, Simon were also elected as Non-executive Director and Independent Non-executive Director at the meeting, with terms of office from the date thereof to December 5, 2006. In the board meeting held on August 24, 2005, Mr. Gong Guokui was elected as a Vice Chairman and a member of the Strategic Committee. The Board also appointed Mr. Yick Wing Fat, Simon as members of the Audit Committee and the Remuneration Committee.

REMUNERATION OF EXTERNAL AUDITORS

Remunerations for auditing services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co., the Company's international and PRC auditors respectively, to the Company for Year 2005 totaled at RMB 1,540,000. No other non-auditing services were provided.

STRATEGIC COMMITTEE

The Strategic Committee is responsible to study and advise the Company on its long term development strategies and significant investment decisions, including major issues like significant investment financing plans, significant capital operations and asset operations, which have an impact on the Company's development. Their duties are set out at the Company's website.

The Strategic Committee comprises of six members, including Mr. Cao Jianxiong, Mr. Zhu Yong, Mr. Wang Quanhua, Mr. Gong Guokui, Mr. Rong Gang and Mr. Ding Weiping. Mr. Cao Jianxiong was appointed as the chief member of the Strategic Committee (Chairman of the committee). In October 2005, the Strategic Committee convened a meeting to discuss the Company's strategic joint venture projects and reported to the Board. Attendance rate of the Strategic Committee meetings the 2005 was 100%.

SUPERVISORY COMMITTEE

The Supervisory Committee was established in accordance with the PRC law. It reviewed the Company's financial position in accordance with the Company's articles of association and supervised the operation management activities of the Board and senior management. The Supervisory Committee is responsible to attend board meetings, approve financial information discussed from time to time at the general meeting such as corporate financial affairs and financial statements, supervise activities of the Board and other senior management for their discharge of duties. In case of conflict of interest between the Company and any of its Directors, the Supervisory Committee shall negotiate or initiate legal proceedings against such Directors on behalf of the Company. Any resolution proposed in any meeting of the Supervisory Committee shall be adopted with approval granted by two-third or more of the Supervisors.

The second Supervisory Committee was elected at the EGM held on December 5, 2003, with a term expiring on December 5, 2006. The second Supervisory Committee comprises of eight members (refer to Section 1 of "Corporate Information" for the list of members of Supervisors), including an Independent Supervisor, Mr. Rao Geping, and with Ms. Li Xiaojun and Ms. Du Hongying as Chairperson and Deputy Chairperson of the Supervisory Committee respectively . The biographies of Supervisors are set out on pages 99 to 101.

During 2005, the Supervisory Committee convened two meetings with attendance of 100%. The Supervisory Committee has reviewed financial information pertaining the Company's 2004 annual result and 2005 interim result, supervised over operation management activities of the Board and senior management and made recommendations to the management.

All Supervisors of the Supervisory Committee fully complied with the "Model Code for Securities Transactions by Directors of Listed Companies" as set out in Appendix 10 to the Listing Rules.

By Order of the Board
Ding Weiping
Company Secretary

April 7, 2006

The Board of Directors (the "Board") of the Company is pleased to present its report together with the audited financial statements of the Group for Year 2005.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's aviation and travel industries. The core businesses of the Group include aviation information technology service, distribution of information technology service, etc..

The analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented, as revenues and results of the Group during Year 2005 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at December 31, 2005 amounted to 888,157,500 shares, with a par value of RMB1.00 each. As at December 31, 2005, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2005	Percentage to the total number of shares in issue as at December 31, 2005 (%)
Domestic Shares	577,303,500	65.00
H Shares	310,854,000	35.00

SUBSTANTIAL SHAREHOLDERS

As at December 31 2005, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Class and no. of Securities (Note)	Percentage of respective class of share capital	Percentage of total share capital
Shanghai Industrial Investment (Holdings) Company Limited	40,848,000 H shares of RMB 1 each (L)	13.14%	4.60%
Templeton Asset Management Limited	40,567,000 H shares of RMB 1 each (L)	13.05%	4.57%
J.P.Morgan Chase & Co.	34,195,600 H shares of RMB1 each (L)	11.00%	3.85%
	6,958,600 H shares of RMB1 each (P)	2.24%	0.78%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB 1 each (L)	9.08%	3.18%
J.P.Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
JF Asset Management Limited	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
OppenheimerFunds, Inc	19,000,000 shares of RMB 1 each (L)	6.11%	2.14%

Name of shareholder	Class and no. of Securities (Note)	Percentage of respective class of share capital	Percentage of total share capital
Platinum Asset Management Limited as trustee for the Platinum Asset Management Trust	18,837,000 H shares of RMB 1 each (L)	6.06%	2.12%
JPMorgan Chase & Co.	18,565,000 H shares of RMB1 each (L)	5.97%	2.09%
	237,000 H shares of RMB1 each (P)	0.08%	0.03%
China TravelSky Holding Company	198,496,500 Domestic shares of RMB 1 each (L)	34.38%	22.35%
China Southern Air Holding Company	116,460,500 Domestic shares of RMB 1 each (L)	20.17%	13.11%
China Eastern Air Holding Company	109,414,500 Domestic shares of RMB 1 each (L)	18.95%	12.32%
China National Aviation Holding Company	89,433,500 Domestic shares of RMB 1 each (L)	15.49%	10.07%

Note: (L) - Long Position, (P) - Lending Pool

Save as disclosed above, as at 31 December, 2005, no other persons or companies held an interest or short positions of 5% or more of the issued share capital or in the respective class of shares of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at December 31, 2005, none of the Directors, Supervisors or chief executive had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issues ("Model Code") as set out in Appendix 10 to the Listing Rules. None of the Directors, Supervisors or chief executive of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) for Year 2005.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each existing member of the Board and Supervisory Committee of the Company has entered into a service agreement with the Company. All existing Directors and Supervisors will serve a term up to December 5, 2006. Directors and Supervisors may serve consecutive terms of three years each if re-elected at general meetings. As at December 31 2005, no Directors or Supervisors, proposed to enter into a service agreement which would not expire or determinable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain existing members of the Board and Supervisory Committee are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries and such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Save as disclosed in that section, none of the Directors or Supervisors of the Company had a material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2005.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in *Note 7* to the financial statements.

INTEREST CAPITALIZED

No interest was capitalized for the Group for Year 2005.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during Year 2005 are summarised in *Note 13* to the financial statements.

RESERVES

Details of movements in reserves of the Group for Year 2005 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.230 per share for Year 2005.

STATUTORY PUBLIC WELFARE FUND

Details in relation to the statutory public welfare fund, such as the nature and application of the fund, and the basis of its calculation, are set out in *Note 32* to the financial statements. Details of movements of the fund are set out in the consolidated statement of changes in shareholders' equity as part of the statutory reserves.

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in *Note 8* to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Sociètè Internationale de Tèlècommunications Aeronautiques S.C. ("SITA S.C.") was the largest supplier to the Group for Year 2005 and the total network usage fees paid to SITA S.C. in Year 2005 accounted for 6.1% of the Group's total operating expenses (excluding depreciation and amortization expenses). During Year 2005, the total amount paid to the five largest suppliers of the Group accounted for 18.5% of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Air Holding Company, accounted for 17.7% of the Group's total revenues for Year 2005. During Year 2005, total sales to the Group's five largest customers accounted for 58.9% of the Group's total revenues. Three of these top five customers, China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are the principal shareholders of the Company, holding an aggregate of approximately 35.5% of the issued share capital of the Company as at December 31, 2005. The aggregate revenue derived from the above major customers is set out in *Note 37* to the financial statements.

Save as disclosed above and in *Note 37* to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5% of the Company's share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2005 are set out in *Note 1* to the financial statements.

USE OF PROCEEDS FROM ISSUANCE OF H SHARES

The H shares of the Company were listed on the Stock Exchange on February 7, 2001, and the net proceeds from the issuance of H shares amounted to approximately HK$1,186.0 million. For the year ended December 31, 2005, such amount has been used in the same manner as set out in the prospectus of the Company dated January 29, 2001. In particular:

- approximately RMB1,087.0 million (HK$1,044.9 million) was used to finance part of the funding requirements of the aviation information technology service;
- approximately RMB6.4 million (HK$6.2 million) was used to finance the expansion of other new businesses of the Company; and
- approximately RMB140.3 million (HK$134.9 million) was used for expenses of daily operating activities.

As mentioned above, as at 31 December 2005, the Company has used all of the proceeds from the issurance of H Shares in the same manner as set out in the prospectus.

The Board believes that the Company currently has sufficient capital for its operations, including future expansion of its businesses in the PRC, and potential strategic acquisition or investments which the Company may decide to pursue in the future.

CONNECTED TRANSACTIONS

Ongoing Connected Transactions

During Year 2005, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules:

(a) *Provision of Services and Technological Support by the Group to the Company's Promoters*

In Year 2005, the Group continued to provide certain promoters (other than CTHC) or as the case may be, their respective subsidiaries with services and technological support, including aviation information technology service and its related business services. The service fees payable by such promoters (or, as the case may be, their respective subsidiaries) to the Group was determined in accordance with the pricing schedule prescribed by the General Administration of Civil Aviation of China (中國民用航空總局). Such promoters, and, as the case may be, their respective subsidiaries, being associates of such promoters, are connected persons of the Company.

For Year 2005, total payments made by such promoters (or, as the case may be, their respective subsidiaries) to the Group amounted to approximately RMB1,058.7 million (2004: RMB887.0 million). Please refer to *Note 37* to the financial statements for further details and financial information relating to the provision of such services by the Group during Year 2005. Please also refer to the announcement and circular dated March 17, 2006 and April 7, 2006 respectively in relation to the continuing connected transaction for further details of these continuing connected transactions.

(b) *Lease of Properties by the Company from CTHC*

The Company continued to lease two properties from CTHC in Year 2005. Since CTHC is one of the promoters of the Company and a substantial shareholder of the Company, CTHC is regarded as a connected person of the Company. Details and financial information relating to such leases during Year 2005 are set out in *Note 37* to the financial statements.

For Year 2005, total payments made by the Company to CTHC amounted to approximately RMB38,609,000 (2004: RMB34,571,000).

(c) *Transaction between SITA INC. and InfoSky Technology Co., Ltd. ("InfoSky")*

During Year 2005, SITA INC. provided InfoSky with air cargo information management services in return for payment based on usage at the agreed charges. As Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings LImited ("SITAGCH") is a substantial shareholder of InfoSky and SITA INC. is an indirect holding company of SITAGCH, SITA INC. is a connected person of the Company.

For Year 2005, total payments made by InfoSky to SITA INC. amounted to US$714,241 (2004: US$599,180).

(d) *Data Network Usage Fees Paid by the Company to SITA S.C.*

During Year 2005, the Company continued to engage SITA S.C. in providing data network services to the Company. The data network usage fees were determined based on the rates agreed between SITA S.C. and the Company.

Since both SITA INC. and SITA S.C. are owned and managed by almost the same group of shareholders, SITA S.C. is an associate of SITAGCH, and SITA S.C. is therefore considered as a connected person of the Company.

For Year 2005, the network usage fees payable by the Company to SITA S.C. amounted to RMB38,576,816 (2004: RMB45,480,450).

(e) *Transactions between the Company and the Service Companies*

The service companies (the "Service Companies") are the companies established between the Company and certain promoters for distributing the products of the Company and providing better service to customers in different regions. Since such promoters are entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the Service Companies, the Service Companies are regarded as connected persons of the Company. The Service Companies pay fees to the Company for using mainframe resources, link with the Company's data network, terminal equipment and connection and installation of and printers at the rates prescribed by the General Administration of Civil Aviation of China (中國民用航空總局).

The Service Companies also provide front end technical supports for airport passenger processing system (APP system),and are entitled to sharing the profit generated from APP system with the Company.

For Year 2005, the Company's fees received from and paid to the Service Companies aggregated to RMB35,096,947 (2004: RMB26,009,427).

In the opinion of the independent non-executive directors of the Company, the said connected transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either

(a) on normal commercial terms; or

(b) (where there is no available comparison) on terms no less favourable than terms available to or from independent third parties and terms that are fair and reasonable so far as independent shareholders of the Company are concerned;

(iii) were entered into either

(a) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; or

(b) (where there are no such agreements) on terms no less favourable than those available to or from independent third parties;

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2005:

Categories of transactions	Cap Amount
Leasing and using properties	RMB40.00 million
Transaction between InfoSky and SITA INC.	US$5.00 million
Transaction between the Company and the Service Companies	RMB84.00 million
Transaction between the Company and SITA S.C.	RMB72.00 million

In relation to such connected transactions, the Company has received a letter from the auditors stating that such connected transactions:

(a) have received the approval of the Board;

(b) were entered into in accordance with the pricing policies as stated in the notes to the financial statements of the Company;

(c) were entered into in accordance with the terms of the respective agreements and documents governing those transactions; and

(d) the aggregate amounts of the transactions have not exceeded the upper limits (referred to in (iv) above).

OTHER CONNECTED TRANSACTIONS

On November 17 and December 8, 2005, the Company entered into Financial Management System Enhancement Service Agreement and Computer Software Development Service Agreement respectively with Asia Technology Development Center ("Asia Technology"), pursuant to which the Company engaged Asia Technology to provide technology development services. As Asia Technology, being an indirect wholly owned subsidiary of CTHC, is an associate of CTHC, the promoter and substantial shareholder of the Company, the said technology development service agreements constituted connected transactions under the Listing Rules. The total consideration payable by the Company under the two agreements is RMB15,900,000. Since each of the applicable percentage ratios referred to in Rule 14A.32(1) of the Listing Rules in relation to such transactions is less than 2.5%, approval from the Company's independent shareholders was not required. The Company have issued an announcement on December 8, 2005 setting out the terms of such transactions.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2005, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are placed with commercial banks and are in compliance with applicable laws and regulations.

TAX RELIEF AND EXEMPTION

The Company is not aware of any tax relief and exemption available to shareholders by reason of their holding of the Company's securities.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For Year 2005, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Audit Committee of the Company has discussed and reviewed with the Company's management the financial information contained in this annual report, and has also discussed certain other matters including internal control and financial reporting procedures of the Company. The Board is of the opinion that the Company has complied with the requirements of the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules during the Year 2005. Details of the compliance issues are set out in the "Corporate Governance Report" contained in this annual report.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Amendments to the Articles of Association of the Company will be proposed at the Annual General Meeting of the Company to be held on Thursday, May 25, 2006 to expand the scope of business of the Company. Details of the proposed amendments are set out in the Notice of Annual General Meeting contained in this annual report.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the Articles of Association of the Company or under PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2005.

AUDITORS

Since the date of incorporation of the Company to December 31, 2001, Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang in the PRC were the Company's international and PRC auditors, respectively.

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are respectively the Company's international and PRC auditors for Year 2002, Year 2003, Year 2004 and Year 2005. A resolution to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the Company's international auditors and the Company's PRC auditors, respectively, for the year ending December 31, 2006 will be proposed at the Annual General Meeting of the Company to be held on Thursday, May 25, 2006.

By order of the Board
Zhu Yong
Chairman

April 7, 2006

 

Dear Shareholders,

During the year ended December 31, 2005, members of the second Supervisory Committee of the Company (the "Supervisory Committee") have diligently performed their duties, during their tenure, in ensuring that the Company has observed and complied with the Listing Rules, the Company Law of the PRC, the Articles of Association of the Company and other relevant legislations and regulations to protect the interests of the Company and its shareholders.

The Supervisory Committee convened two meetings during Year 2005 to monitor corporate governance of the Company. The Supervisory Committee also reviewed the Company's annual financial statements for 2004 and interim financial statements for 2005, and attended meetings of the Board of Directors (the "Board") to effectively monitor the policies and decisions made by the Board as to whether they are in compliance with the Listing Rules, the relevant legislative and regulatory requirements of the PRC, the Articles of Association of the Company, and the interests of the Company and shareholders, and offered proper suggestions to the Board and the management.

The Supervisory Committee has carefully reviewed the Company's financial statements for Year 2005 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements give a true and fair view of the financial position and results of operations of the Company and they comply with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company during Year 2005 has not been involved in any material litigation or proceedings or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company.

The Supervisory Committee is satisfied that the Board and senior management of the Company are committed to act honestly and to perform their duties diligently, so as to protect the best interests of the Company and shareholders for Year 2005. The Supervisory Committee confirms that the report of the Board for Year 2005 reflected the actual operational circumstances of the Company. In the opinion of the Supervisory Committee, the Company has achieved satisfactory results during this financial year and the Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee
Li Xiaojun
Chairperson of the Supervisory Committee

April 7, 2006

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF INTERNATIONAL AUDITORS
TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of TravelSky Technology Limited (the "Company") and consolidated balance sheet of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") as of December 31, 2005 and the related consolidated statement of income, cash flows and changes in shareholders' equity of the Group for the year then ended. These financial statements set out on pages 39 to 87 are the responsibility of the Company's management. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2005 and of the results of operations of the Group and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong
April 7, 2006

Consolidated Income Statement

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	For the year ended December 31 **2005**	2004 Restated
Revenues			
Aviation information technology service		**1,238,003**	1,025,725
Data network and others		**258,781**	257,125
Total revenues	5	**1,496,784**	1,282,850
Business taxes and other surcharges		**(49,764)**	(42,277)
Net revenues		**1,447,020**	1,240,573
Operating expenses			
Depreciation and amortisation		**(182,015)**	(166,741)
Network usage		**(59,982)**	(70,671)
Personnel		**(157,748)**	(133,829)
Operating lease rentals		**(61,878)**	(49,406)
Technical support and maintenance fees		**(68,138)**	(40,456)
Commission and promotion expenses		**(148,004)**	(155,702)
Other operating expenses		**(225,392)**	(170,624)
Total operating expenses		**(903,157)**	(787,429)
Operating profit		**543,863**	453,144
Financial income, net		**38,441**	37,558
Share of results of associated companies		**11,312**	10,934
Other income/(expenses), net		**1,141**	(2,038)
Profit before taxation	6	**594,757**	499,598
Taxation	10	**(51,063)**	(40,188)
Profit after taxation		**543,694**	459,410
Attributable to			
Equity holders of the Company		**529,647**	449,181
Minority interests		**14,047**	10,229
		543,694	459,410
Earnings per share for profit attributable to the equity holders of the Company,			
Basic and diluted (RMB)	11	**0.60**	0.51
Dividends	12	**204,276**	177,632

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31	
		2005	2004 Restated
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**728,325**	475,118
Intangible assets, net	14	**13,232**	15,177
Investments in associated companies	16	**53,854**	42,424
Other long-term investment	17	**100,000**	100,000
Other long-term assets	18	**20,906**	16,142
		916,317	648,861
Current assets			
Inventories	19	**3,390**	4,098
Accounts receivable, net	20	**61,516**	38,170
Due from associated companies	23	**1,227**	—
Due from related parties, net	21,37(3)	**272,991**	112,811
Prepayments and other current assets	24	**48,072**	82,979
Short-term investments		**—**	1,749
Short-term bank deposits	25	**1,947,277**	625,378
Cash and cash equivalents	26	**856,811**	2,236,843
		3,191,284	3,102,028
Total assets		**4,107,601**	3,750,889
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	30	**888,158**	888,158
Reserves	31	**1,911,454**	1,719,540
Retained earnings	32		
- Proposed final dividend	12	**204,276**	177,632
- Others		**584,304**	451,297
		3,588,192	3,236,627
Minority interests		**61,296**	49,456
Total equity		**3,649,488**	3,286,083
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	27	**326,461**	404,477
Due to related parties	28	**93,981**	27,048
Taxes payable	29	**35,698**	30,138
Deferred revenue		**1,973**	3,143
		458,113	464,806
Total equity and liabilities		**4,107,601**	3,750,889
Net current assets		**2,733,171**	2,637,222
Total assets less current liabilities		**3,649,488**	3,286,083

Approved by the Board of Directors on April 7, 2006.

Zhu Yong
Chairman

Zhu Xiao Xing
Director

The accompanying notes are an integral part of these consolidated financial statements.

Balance Sheet

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31	
		2005	2004 Restated
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**695,254**	441,275
Intangible assets, net	14	**12,450**	13,570
Investments in subsidiaries	15	**35,951**	34,685
Investments in associated companies	16	**11,890**	8,890
Other long-term investment	17	**100,000**	100,000
Other long-term assets	18	**19,204**	13,807
		874,749	612,227
Current assets			
Inventories	19	**352**	221
Accounts receivable, net	20	**23,945**	10,041
Due from subsidiaries	22	**36,782**	57,102
Due from associated companies	23	**1,227**	—
Due from related parties, net	21,37(3)	**266,929**	105,333
Prepayments and other current assets	24	**41,886**	76,255
Short-term bank deposits	25	**1,886,636**	579,155
Cash and cash equivalents	26	**756,646**	2,133,725
		3,014,403	2,961,832
Total assets		**3,889,152**	3,574,059
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	30	**888,158**	888,158
Reserves	31	**1,907,966**	1,716,955
Retained earnings	32		
- Proposed final dividend	12	**204,276**	177,632
- Others		**472,335**	353,726
Total equity		**3,472,735**	3,136,471
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	27	**301,456**	393,990
Due to related parties	28	**84,154**	15,767
Taxes payable	29	**30,807**	27,831
		416,417	437,588
Total equity and liabilities		**3,889,152**	3,574,059
Net current assets		**2,597,986**	2,524,244
Total assets less current liabilities		**3,472,735**	3,136,471

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts expressed in thousands of Renminbi)

	Note	Attributable to equity holders of the Company				
		Paid-In capital	Reserves	Retained earnings	Minority Interests	Total
Balance as at January 1, 2004 as previously reported as equity		888,158	1,584,817	405,063	—	2,878,038
Balance as at January 1, 2004 as previously separately reported as minority interests		—	—	—	40,305	40,305
Balance at January 1, 2004, as restated		888,158	1,584,817	405,063	40,305	2,918,343
Profit for the year		—	—	449,181	10,229	459,410
Dividend relating to 2003		—	—	(90,592)	—	(90,592)
Dividends paid to minority shareholders of subsidiaries		—	—	—	(1,078)	(1,078)
Appropriation to reserves	31, 32	—	134,723	(134,723)	—	—
Balance at December 31, 2004		888,158	1,719,540	628,929	49,456	3,286,083

	Note	Attributable to equity holders of the Company				
		Paid-In capital	Reserves	Retained earnings	Minority Interests	Total
Balance as at January 1, 2005 as previously reported as equity		888,158	1,719,540	628,929	—	3,236,627
Balance as at January 1, 2005 as previously separately reported as minority interests		—	—	—	49,456	49,456
Balance at January 1, 2005, as restated		888,158	1,719,540	628,929	49,456	3,286,083
Profit for the year		—	—	529,647	14,047	543,694
Dividend relating to 2004	12	—	—	(177,632)	—	(177,632)
Dividends paid to minority shareholders of subsidiaries		—	—	—	(3,410)	(3,410)
Currency translation differences	32	—	(450)	—	—	(450)
Appropriation to reserves	31, 32	—	192,364	(192,364)	—	—
Capital contribution		—	—	—	1,203	1,203
Balance at December 31, 2005		888,158	1,911,454	788,580	61,296	3,649,488

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

(Amounts expressed in thousands of Renminbi)

	Note	For the year ended December 31 2005	2004
Cash flows from operating activities			
Cash generated from operations	33	**453,234**	621,123
Long term rental deposit		**(4,064)**	(12,903)
Enterprise income tax paid		**(46,698)**	(32,737)
Net cash provided by operating activities		**402,472**	575,483
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(393,442)**	(147,732)
Increase in short-term bank deposits		**(1,321,899)**	(120,378)
Interest received		**58,083**	17,846
Dividends received from associated companies		**2,050**	4,837
Proceeds from disposal of property, plant and equipment		**1,504**	972
Proceeds from redemption of short-term investments		**1,749**	—
Investment to associated companies		**(4,555)**	—
Increase in other long-term assets		**(160)**	(234)
Net cash used in investing activities		**(1,656,670)**	(244,689)
Cash flows from financing activities			
Investment from minority shareholders of subsidiaries		**1,203**	—
Dividend paid to group shareholders		**(109,159)**	(128,903)
Dividend paid to minority shareholders of subsidiaries		**(3,306)**	—
Net cash used in financing activities		**(111,262)**	(128,903)
Effect of foreign exchange rate changes on cash and cash equivalents		**(14,572)**	—
Net (Decrease)/increase in cash and cash equivalents		**(1,380,032)**	201,891
Cash and cash equivalents at beginning of the year		**2,236,843**	2,034,952
Cash and cash equivalents at end of the year	26	**856,811**	2,236,843

The accompanying notes are an integral part of these financial statements.

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Pack C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, PRC.

As at December 31, 2005, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated in the PRC except for TravelSky Technology (Hong Kong) Limited, which is a limited liability company incorporated in Hong Kong.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital RMB	Principal activities
		Direct	Indirect		
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited ("Hong Kong Cares")	December 13, 2000	100%	—	3,182,873	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	3,000,000	Computer hardware and software development and data network services

During the year, Shenzhen Cares had capitalized RMB4,000,000 of its reserves to share capital. As a result, its share capital has increased from RMB7,000,000 to RMB11,000,000.

Infosky had received additional capital contributions from its existing shareholders of RMB2,454,285 in cash. As a result, the share capital of Infosky increased from RMB20,695,000 to RMB23,149,285.

Hongkong Cares had capitalized RMB20,806 of its retained earnings to share capital. As a result, its share capital has increased from RMB3,162,067 to RMB3,182,873.

Xi'an Cares had capitalized RMB3,000,000 of its retained earnings to share capital. As a result, its share capital has increased from RMB2,000,000 to RMB5,000,000.

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares")	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting service
Shanghai Dongmei Aviation Tourism Online Co., Ltd ("Shanghai Cares")	September 28, 2003	50%	—	1,500,000	Sales of computers and related parts and provision of network, technical services and economic consulting service
Dalian Travelsky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting service

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

During the year, the Company and Dalian International Airport jointly incorporated Dalian Travelsky Airport Technology Limited ("Dalian Cares") that provides computer hardware and software development and technical consulting services. The Company had invested RMB3,000,000 in cash for a 50% equity interest of Dalian Cares.

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in *Note 4*.

3A. CHANGES IN ACCOUNTING POLICIES

In Year 2005, the Group adopted certain new or revised International Accounting Standards ("IAS"), which are relevant to its operations. The figures in respect of Year 2004 have also been amended where necessary, in accordance with the relevant requirements.

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	Events after the Balance Sheet Date
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 24	Related Party Disclosures
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 32	Financial Instruments: Disclosure and Presentation
IAS 33	Earnings per Share
IAS 36	Impairment of Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement

3A. CHANGES IN ACCOUNTING POLICIES *(continued)*

The adoption of these new or revised IAS did not result in material changes to the Group's principal accounting policies or have any significant impact on the results of operations and financial position of the Group, except for the adoption of IAS 1, IAS 27 and IAS 28 as detailed below.

IAS 1 has affected the presentation of minority interest.

With effect from January 1, 2005 and in accordance with IAS 27 and IAS 28, the investments in subsidiaries and associated companies are accounted for at cost less impairment provision for losses, in the Company's separate financial statements.

This change in accounting policy has been accounted for retrospectively as follows:

	Before adoption of new/revised IAS	Effect of adoption of new/revised IAS	As restated 2004
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2005:			
Investments in subsidiaries	86,151	(51,466)	34,685
Investments in associated companies	42,424	(33,534)	8,890
Retained earnings	(616,358)	85,000	(531,358)

3B. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31 December.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

The purchase method of accounting is used for acquisition of subsidiaries by the Group. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company balances and transactions, including inter-company profits and unrealised profits and losses are eliminated. Unrealised gains arising from transactions with associated companies are eliminated to the extent of the Group's interest in the associated companies, against the investment in the associated companies. Unrealised losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

(b) Associated companies

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. In the consolidated financial statements, investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity accounting involves recognizing in the consolidated income statement the Group's share of the profit or loss for the year of the associated companies.

When the Group's share of losses exceeds the carrying amount of the investment, the investment is reported at nil value and recognition of losses is discontinued except to the extent of the Group's commitment.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Associated companies *(continued)*

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

(c) Foreign currencies

Based on the economic substance of the underlying events and circumstances, the functional currencies of the Company and its PRC subsidiaries are determined to be RMB, and the functional currency of Travelsky Technology (Hong Kong) Limited is determined to be Hong Kong dollars. The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated at historical rates. The exchange differences arising in these cases are included in the consolidated income statement.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the translation dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognized as a separate component of equity.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the determination of net profit.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(e) Intangible assets

Intangible assets mainly represent purchased software.

Cost of acquisition of the new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight line basis over 3 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognized as an expense when the restoration or maintenance work is carried out.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- The software is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the software is demonstrated;
- The software will be sold or used in-house;
- A potential market for the software or its usefulness for internal use is demonstrated; and
- Adequate technical, financial and other resources required for completion of the software development are available.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2005, no development costs were capitalized as they did not meet all the conditions listed above (2004: nil).

(g) Impairment of assets

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortized cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans, receivables or held-to-maturity investments, an impairment or bad debt loss is recognized in the income statement. Reversal of impairment losses previously recognized is recorded when the decrease in impairment loss can be objectively quantified and related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognized to the extent it does not exceed what amortized cost would have been had the impairment not been recognized.

For available-for-sale financial assets, the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Impairment of assets *(continued)*

Property, plant and equipment, intangible assets, investment in subsidiaries and associated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in income for items of property, plant and equipment, intangible assets, investment in subsidiaries and associated companies carried at cost. The recoverable amount is the higher of an asset's net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for that asset in prior years.

(h) Investments

The Group classified its investments into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(h) Investments *(continued)*

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders' equity, until the investment is sold or otherwise disposed off, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in financial expense.

Held-to-maturity investments are carried at amortized cost using the effective interest rate method.

(i) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases are charged to expense based on the straight-line method over the period of the leases.

(j) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(k) Accounts receivable

Accounts receivable is recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(l) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(m) Taxation

Taxation of the Group except for TravelSky Technology (Hong Kong) Limited is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Hong Kong profits tax of TravelSky Technology (Hong Kong) Limited is provided on the estimated assessable profits arising in or derived from Hong Kong during the year.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the balance sheet. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized.

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(n) Retirement scheme

The fixed contributions for retirement benefits made under defined contribution schemes are charged to expense in the year to which they relate.

3B. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognized as interest expense.

(p) Revenue recognition

Revenue is recognized, net of sales discount, when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue and costs incurred or to be incurred in respect of the transaction can be measured reliably on the following basis:

- Revenue for aviation information technology services is recognized when the services are rendered;
- Revenue for data network services is recognized when the services are rendered;
- Sale of equipment is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer;
- Revenue for equipment installation project is recognized by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of expenses recognized that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;
- Interest income is recognized on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and
- Dividend income is recognized when the right to receive payment is established.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Sales discount

Revenues derived from aviation information technology services and data network services are recognized net of sales discount. These sales discounts are estimated based on the ongoing negotiations with the selected customers, taking into account of historical experiences and industry performance.

(b) Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3B(d) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(c) Impairment of assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(d) Fair value

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other current liabilities for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

(e) Income taxes

The Group is subject to income taxes in both PRC and HK jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2005 **RMB'000**	2004 RMB'000
After charging:		
Depreciation	**171,871**	156,633
Amortization	**9,129**	8,212
Leasehold amortization	**1,015**	1,896
Loss on disposal of property, plant and equipment	**1,240**	5,516
Operating lease rentals	**61,878**	49,406
Provision (write back) for impairment of receivables	**5,003**	(1,299)
Cost of equipment sold	**15,569**	12,727
Contributions to defined contribution pension scheme	**12,666**	5,758
Auditors' remuneration	**2,145**	1,785
Exchange loss	**14,572**	152
Contribution to housing fund	**11,171**	4,478
Research and development expenses	**180,247**	135,658
After crediting:		
Interest income	**(53,013)**	(37,710)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and Supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2005 (tax inclusive):

Name of Director / Supervisor	Remuneration	Salary, Allowances and Benefits (employer's contribution inclusive)	Discretionary bonuses	Employer's contribution to pension scheme	Total
	Year ended December 31, 2005				
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Chairman of the Board					
Mr. Zhu Yong *	—	—	—	—	—
Executive directors					
Mr. Zhu Xiaoxing	—	190	232	16	438
Mr. Ding Weiping	—	110	335	16	461
Mr. Song Jinxiang	—	110	335	16	461
Non-Executive Directors					
Mr. Wang Quanhua *	—	—	—	—	—
Mr. Cao Jianxiong*	—	—	—	—	—
Mr. Zhang Xueren (i) *	—	—	—	—	—
Mr. Gong Guokui (ii) *	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—
Mr. Yang Yatie *	—	—	—	—	—
Mr. Li Xiaoguang *	—	—	—	—	—
Mr. Si Yupei *	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—
Independent Non-Executive directors					
Mr. Yick Wing Fat, Simon(iv)	54	—	—	—	54
Mr. Chow Kwok Wah, James	90	—	—	—	90
Mr. Wu Jiapei	90	—	—	—	90
Mr. Lee Kwok Ming, Don (iii)	36	—	—	—	36
Supervisors					
Ms. Li Xiaojun *	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—
Mr. Zhang Yakun *	—	—	—	—	—
Mr. Wang Yongqiang *	—	—	—	—	—
Mr. Chen Lihong *	—	—	—	—	—
Mr. Tan Xiaoxu (Staff Representative Supervisor)	—	103	291	16	410
Mr. Zhang Xin (Staff Representative Supervisor)	—	73	142	16	231
Mr. Rao Geping (Independent Supervisor)	—	—	—	—	—

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and Supervisors' emoluments *(continued)*

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2004 (tax inclusive):

	Year ended December 31, 2004				
Name of Director / Supervisor	Remuneration	Salary, Allowances and Benefits (employer's contribution inclusive)	Discretionary bonuses	Employer's contribution to pension scheme	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board					
Mr. Zhu Yong *	—	—	—	—	—
Executive directors					
Mr. Zhu Xiaoxing	—	94	237	13	344
Mr. Ding Weiping	—	89	239	13	341
Mr. Song Jinxiang	—	89	239	13	341
Non-Executive directors					
Mr. Wang Quanhua *	—	—	—	—	—
Mr. Cao Jianxiong *	—	—	—	—	—
Mr. Zhang Xueren(i) *	—	—	—	—	—
Mr. Rong Gang *	—	—	—	—	—
Mr. Yang Yatie *	—	—	—	—	—
Mr. Li Xiaoguang *	—	—	—	—	—
Mr. Si Yupei *	—	—	—	—	—
Mr. Song Jian *	—	—	—	—	—
Independent Non-Executive directors					
Mr. Chow Kwok Wah, James	90	—	—	—	90
Mr. Lee Kwok Ming, Don (iii)	90	—	—	—	90
Mr. Wu Jiapei	90	—	—	—	90
Supervisors					
Ms. Li Xiaojun *	—	—	—	—	—
Ms. Du Hongying *	—	—	—	—	—
Mr. Zhang Yakun *	—	—	—	—	—
Mr. Wang Yongqiang *	—	—	—	—	—
Mr. Chen Lihong *	—	—	—	—	—
Mr. Tan Xiaoxu (Staff Representative Supervisor)	—	86	223	13	322
Mr. Zhang Xin (Staff Representative Supervisor)	—	61	111	13	185
Mr. Rao Geping (Independent Supervisor)	—	—	—	—	—

* These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them.

i) Resigned on August 23, 2005
ii) Appointed on August 23, 2005
iii) Resigned on August 23, 2005
iv) Appointed on August 23, 2005

During the years, no director had waived or agreed to waive any emolument.

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(2) Five highest paid individuals

Details of emoluments paid to the five highest-paid employees (mainly senior executives) are as follows:

	2005 *RMB'000*	2004 *RMB'000*
Basic salaries and allowances	**620**	447
Bonus	**1,559**	1,210
Retirement benefits	**82**	66
	2,261	1,723
Number of directors	**3**	3
Number of employees	**2**	2
	5	5

The annual emoluments paid during the year ended December 31, 2005 to each of the directors (including the five highest paid employees) fell within the band from RMB nil to RMB1 million (2004: from RMB nil to RMB1 million).

During the year ended December 31, 2005, no emolument was paid to the five highest-paid individuals (including directors and employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2004: nil).

8. RETIREMENT BENEFITS

All the full time employees of the Group are covered by a state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries for the year ended December 31, 2005 (2004: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2005 amounted to approximately RMB12,666,000 (2004: RMB5,758,000). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

9. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the Group for the construction of employee quarters, by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2005 amounted to approximately RMB11,171,000 (2004: RMB4,478,000).

The average number of employees in 2005 was 2,089 (2004: 1,825).

10. TAXATION

Income Tax

	2005 ***RMB'000***	2004 *RMB'000*
PRC enterprise income tax - current	**51,026**	40,141
Hong Kong profits tax - current	**37**	47
	51,063	40,188

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau (Document (2000) Haiguoshuiersuo No.19) to enjoy an EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 0 to 33%. These subsidiaries are located in special economic zones (Hainan Cares and Shenzhen Cares) for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" (Chongqing Cares) for which the applicable tax rate is 15% or located in Western part of China (Xinjiang Cares) that enjoy a preferential tax rate of 0%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

10. TAXATION *(continued)*

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2005	2004
	RMB'000	*RMB'000*
Profit before taxation	**594,757**	499,598
Weighted average statutory tax rate	**33%**	33%
Tax calculated at the weighted average statutory tax rate	**196,270**	164,867
Non-taxable income	**(225)**	(225)
Non-deductible expense	**4,194**	7,885
Effect of preferential tax rates	**(149,176)**	(132,339)
Tax charge	**51,063**	40,188

No deferred income taxes had been provided at each of the balance sheet dates as no significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

The combined effect of the preferential tax rate applicable to the Company and certain subsidiaries is as follows:

	2005	2004
Aggregate amount (RMB'000)	**149,176**	132,339
Per share effect (RMB)	**0.17**	0.15

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network	3%
Training, technical support service, rental and others	5%

10. TAXATION *(continued)*

Value-Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

11. EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2005 and December 31, 2004 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB529,647,000, and RMB449,181,000, by the weighted average number of 888,157,500 and 888,157,500 ordinary shares issued and outstanding for the years ended December 31, 2005 and December 31, 2004, respectively.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2005 and 2004.

12. DIVIDENDS

The shareholders in the Annual General Meeting on May 10, 2005 approved the final dividend in respect of 2004 of RMB0.200 per share amounting to a total of RMB177,631,500. The amount was accounted for in shareholders' equity as an appropriation of retained earnings.

The Board proposed a final dividend of RMB0.230 per share for the year ended December 31, 2005, amounting to approximately RMB204,276,225. The proposed dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2006. After the appropriation of the dividend, the reserve available for distribution as at December 31, 2005 was approximately RMB423,646,000 (2004: RMB299,882,000).

	2005	2004
Dividend proposed after year end		
Proposed final dividend (RMB'000)	**204,276**	177,632
Dividend per share (RMB)	**0.230**	0.200

13. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, 2005, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2004	49,005	1,126,719	24,465	19,638	5,915	1,225,742
Purchases	2,249	77,038	5,053	7,166	1,379	92,885
Transfer upon completion	4,094	—	—	—	(4,094)	—
Disposals / write off	—	(25,853)	(362)	(651)	(3,200)	(30,066)
As at December 31, 2004	55,348	1,177,904	29,156	26,153	—	1,288,561
Purchases	3,148	413,123	5,993	5,377	181	427,822
Disposals / write off	—	(66,422)	(907)	(1,680)	—	(69,009)
As at December 31, 2005	58,496	1,524,605	34,242	29,850	181	1,647,374
Accumulated depreciation						
As at January 1, 2004	(3,810)	(656,286)	(11,811)	(8,481)	—	(680,388)
Charge for the year	(3,028)	(145,514)	(2,817)	(5,274)	—	(156,633)
Disposals / write off	—	22,691	312	575	—	23,578
As at December 31, 2004	(6,838)	(779,109)	(14,316)	(13,180)	—	(813,443)
Charge for the year	(2,496)	(158,481)	(5,121)	(5,773)	—	(171,871)
Disposals / write off	—	63,720	879	1,666	—	66,265
As at December 31, 2005	(9,334)	(873,870)	(18,558)	(17,287)	—	(919,049)
Net book value						
As at December 31, 2004	48,510	398,795	14,840	12,973	—	475,118
As at December 31, 2005	49,162	650,735	15,684	12,563	181	728,325

13. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2004	30,098	1,105,949	14,481	14,356	2,880	1,167,764
Purchases	—	74,947	3,797	4,802	320	83,866
Disposals / write off	—	(16,170)	(362)	(274)	(3,200)	(20,006)
As at December 31, 2004	30,098	1,164,726	17,916	18,884	—	1,231,624
Purchases	2,795	412,305	2,877	3,121	—	421,098
Disposals / write off	—	(64,310)	(508)	(777)	—	(65,595)
As at December 31, 2005	32,893	1,512,721	20,285	21,228	—	1,587,127
Accumulated depreciation						
As at January 1, 2004	(502)	(641,638)	(7,476)	(5,511)	—	(655,127)
Charge for the year	(1,908)	(143,507)	(1,979)	(3,690)	—	(151,084)
Disposals / write off	—	15,306	312	244	—	15,862
As at December 31, 2004	(2,410)	(769,839)	(9,143)	(8,957)	—	(790,349)
Charge for the year	(1,306)	(157,231)	(2,394)	(4,344)	—	(165,275)
Disposals / write off	—	62,512	493	746	—	63,751
As at December 31, 2005	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
Net book value						
As at December 31, 2004	27,688	394,887	8,773	9,927	—	441,275
As at December 31, 2005	29,177	648,163	9,241	8,673	—	695,254

14. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**41,084**	28,788	**37,038**	24,882
Additions	**7,184**	12,296	**7,184**	12,156
As at December 31	**48,268**	41,084	**44,222**	37,038
Accumulated amortisation				
As at January 1	**(25,907)**	(17,695)	**(23,468)**	(16,066)
Amortisation for the year	**(9,129)**	(8,212)	**(8,304)**	(7,402)
As at December 31	**(35,036)**	(25,907)	**(31,772)**	(23,468)
Net book value				
As at December 31	**13,232**	15,177	**12,450**	13,570

The intangible assets of the Group and the Company represent computer software acquired.

15. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2005	2004	**2005**	2004
				Restated
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investments, at cost:	**—**	—	**35,951**	34,685

A listing of the Group's subsidiaries is shown in *Note 1*.

16. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2005	2004	**2005**	2004 Restated
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**42,424**	36,327	**8,890**	8,890
Share of profit	**11,312**	10,934	**—**	—
Dividend received from associated companies	**(2,882)**	(4,837)	**—**	—
Additional capital contribution	**3,000**	—	**3,000**	—
End of the year	**53,854**	42,424	**11,890**	8,890

A listing of the Group's associates is shown in *Note 1*.

17. OTHER LONG-TERM INVESTMENT

At December 31, the Company and the Group had the following held-to-maturity investment:

	Interest rate and maturity	**2005** ***RMB'000***	2004 *RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	**100,000**	100,000

18. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

19. INVENTORIES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Equipment for sale	**2,792**	3,951	**352**	221
Spare parts	**8**	1	**—**	—
Other	**590**	146	**—**	—
Total	**3,390**	4,098	**352**	221

No inventories have been pledged as security for borrowings.

20. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**63,271**	40,307	**33,313**	19,409
Provision for impairment of receivables	**(1,755)**	(2,137)	**(9,368)**	(9,368)
Accounts receivable, net	**61,516**	38,170	**23,945**	10,041

The credit period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2005 because of the short maturities of these receivables.

As December 31, 2005 and 2004, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**42,694**	30,456	**30,308**	17,253
Over 6 months but within 1 year	**5,033**	7,883	**1,546**	327
Over 1 year but within 2 years	**14,280**	846	**334**	707
Over 2 years but within 3 years	**142**	126	**3**	126
Over 3 years	**1,122**	996	**1,122**	996
Accounts receivable	**63,271**	40,307	**33,313**	19,409
Provision for impairment of receivables	**(1,755)**	(2,137)	**(9,368)**	(9,368)
Accounts receivable, net	**61,516**	38,170	**23,945**	10,041

20. ACCOUNTS RECEIVABLE, NET *(continued)*

The movement of provision for impairment of receivables is as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at beginning of year	**2,137**	3,486	**9,368**	10,845
Write back	**(382)**	(1,299)	**—**	(1,477)
Less: Amount utilized	**—**	(50)	**—**	—
Balance at end of year	**1,755**	2,137	**9,368**	9,368

21. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**267,399**	107,036	**261,559**	102,028
Over 6 months but within 1 year	**3,932**	1,251	**3,727**	1,247
Over 1 year but within 2 years	**5,152**	3,636	**5,148**	1,170
Over 2 years but within 3 years	**1,005**	888	**992**	888
Over 3 years	**888**	—	**888**	—
Due form related parties	**278,376**	112,811	**272,314**	105,333
Provision for impairment of receivables	**(5,385)**	—	**(5,385)**	—
Due form related parties, net	**272,991**	112,811	**266,929**	105,333

These balances are trade related; interest free, unsecured and generally repayable within six months.

During the year, the Group recognized an impairment loss of approximately RMB5,385,000 (2004: Nil) for the estimated losses resulting from the inability of its related parties to make the required payments.

22. DUE FROM SUBSIDIARIES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**—**	—	**7,344**	37,723
Over 6 months but within 1 year	**—**	—	**3,404**	—
Over 1 year but within 2 years	**—**	—	**10,621**	11,114
Over 2 years but within 3 years	**—**	—	**10,662**	6,932
Over 3 years	**—**	—	**4,751**	1,333
Total	**—**	—	**36,782**	57,102

These balances are trade related; interest free and unsecured.

23. DUE FROM ASSOCIATED COMPANIES

These balances comprise mainly dividend receivables from associated companies of approximately RMB832,000, and the remaining portion is trade related; interest free, unsecured and generally repayable within one year.

24. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advance payments	**8,550**	27,059	**6,994**	26,048
Interest receivable	**25,840**	33,910	**25,840**	33,910
Prepaid expenses	**8,986**	13,359	**8,761**	13,148
Other current assets	**4,696**	8,651	**291**	3,149
Total	**48,072**	82,979	**41,886**	76,255

25. SHORT-TERM BANK DEPOSITS

The annual interest rate on short-term bank deposits range from 1.88% to 3.70% (2004: 0.80% to 2.70%) and these deposits have a maturity period ranging from 6 to 36 months (2004: 6 to 36 months).

26. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**156**	409	**2**	39
HKD denominated	**31**	53	**—**	—
USD denominated	**7**	69	**—**	—
GBP denominated	**12**	14	**—**	—
EUR denominated	**19**	21	**—**	—
	225	566	**2**	39
Demand deposits				
RMB	**760,228**	1,971,284	**709,142**	1,936,570
USD denominated	**77,858**	239,303	**38,230**	183,075
HKD denominated	**18,062**	25,269	**9,272**	14,041
JPY denominated	**438**	421	**—**	—
	856,586	2,236,277	**756,644**	2,133,686
Total cash and cash equivalents	**856,811**	2,236,843	**756,646**	2,133,725

27. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**116,612**	92,430	**100,538**	82,408
Accrued departure technology support fees	**52,144**	105,877	**54,783**	122,195
Accrued technical bonus to employees	**46,174**	47,443	**46,174**	45,562
Accrued technical support fees	**19,725**	21,411	**18,714**	17,192
Accrued network usage fees	**28,412**	64,038	**28,412**	64,038
Other accruals	**63,394**	73,278	**52,835**	62,595
	326,461	404,477	**301,456**	393,990

As December 31, 2005, approximately RMB111,419,000 of the above balances were denominated in US dollars (2004: RMB104,625,000).

At 31 December 2005 and 2004, the aging analysis of accounts payable was as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**60,549**	24,623	**54,219**	16,691
Over 6 months but within 1 year	**12,938**	3,542	**5,360**	2,201
Over 1 year but within 2 years	**2,978**	29,120	**839**	28,708
Over 2 years but within 3 years	**12,121**	1,358	**12,094**	1,021
Over 3 years	**28,026**	33,787	**28,026**	33,787
Total accounts payable	**116,612**	92,430	**100,538**	82,408
Accrued liabilities	**209,849**	312,047	**200,918**	311,582
	326,461	404,477	**301,456**	393,990

28. DUE TO RELATED PARTIES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**—**	—	**—**	—
Over 6 months but within 1 year	**71,842**	6,580	**71,842**	6,092
Over 1 year but within 2 years	**3,277**	5,247	**2,788**	5,247
Over 2 years but within 3 years	**5,247**	1,119	**5,247**	1,119
Over 3 years	**13,615**	14,102	**4,277**	3,309
Total	**93,981**	27,048	**84,154**	15,767

These balances comprised mainly dividend payables.

29. TAXES PAYABLE

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Enterprise income tax payable	**17,159**	12,794	**13,876**	11,466
Business tax payable	**14,409**	14,011	**13,587**	13,185
VAT payable	**367**	(239)	**110**	(20)
Other	**3,763**	3,572	**3,234**	3,200
Total	**35,698**	30,138	**30,807**	27,831

30. PAID-IN CAPITAL

The Paid-In capital as at December 31, 2005 represented 577,303,500 Domestic Shares that were issued by the Company upon incorporation and 310,854,000 H Shares that were issued by the Company in February, 2001.

	2005 **Number of shares** ***'000***	2005 Amount *RMB'000*
Authorised:		
Domestic Shares of RMB1 each	**577,304**	577,304
H Shares of RMB1 each	**310,854**	310,854
Total shares of RMB1 each	**888,158**	888,158
Issued and fully paid:		
Domestic Shares of RMB1 each	**577,304**	577,304
H Shares of RMB1 each	**310,854**	310,854
Total shares of RMB1 each	**888,158**	888,158

31. RESERVES

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Group						
Balance as at January 1, 2004	1,194,956	121,185	110,811	157,865	—	1,584,817
Transfer from retained earnings	—	44,681	44,524	45,518	—	134,723
Balance as at December 31, 2004	1,194,956	165,866	155,335	203,383	—	1,719,540
Transfer from retained earnings	—	52,138	51,995	88,231	—	192,364
Translation	—	—	—	—	(450)	(450)
Balance as at December 31, 2005	1,194,956	218,004	207,330	291,614	(450)	1,911,454

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Company						
Balance as at January 1, 2004	1,194,956	120,423	110,049	157,865	—	1,583,293
Transfer from retained earnings	—	44,115	44,115	45,432	—	133,662
Balance as at December 31, 2004	1,194,956	164,538	154,164	203,297	—	1,716,955
Transfer from retained earnings	—	51,390	51,390	88,231	—	191,011
Balance as at December 31, 2005	1,194,956	215,928	205,554	291,528	—	1,907,966

32. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Articles of Association of the Company, earnings available for distribution by the Company will be deemed to be the lower of the amounts determined in accordance with (a) the applicable financial rules and regulations in the PRC ("PRC GAAP"), and (b) IFRS.

According to the Articles of Association of the Company, the distributable net profit after taxation and minority interest is determined after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve funds at 10% of the after-tax profit, as determined to be the lower of the amounts in accordance with PRC GAAP and IFRS, until the cumulative amounts reach 50% of the Company's registered capital. The statutory surplus reserve funds may be converted into capital provided that it is approved by a resolution at a shareholders' general meeting and its balance does not fall below 25% of the new registered capital; and

(iii) appropriation to the statutory public welfare funds at 5% to 10% (at the discretion of the Board) of the after-tax profit, as determined to be the lower of the amounts in accordance with PRC GAAP and IFRS, which can only be used for the collective welfare of the employees.

The shareholders in the Annual General Meeting on May 10, 2005 approved the appropriation of RMB88,231,000 to the discretionary surplus reserve. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2005.

For the year ended December 31 2005, the Board of Directors proposed appropriations of 10%, 10% and 20% of the net profit as reflected in the Company's financial statements prepared under IFRS (2004: 10%, 10% and 20% respectively of the net profit as reflected in the Company's statutory financial statements prepared under PRC GAAP), or RMB51,390,000, RMB51,390,000 and RMB102,779,000 (2004: RMB44,115,000, RMB44,115,000 and RMB88,231,000), to the statutory surplus reserve fund, the statutory public welfare fund and the discretionary surplus reserve fund, respectively.

The proposed appropriation of approximately RMB102,779,000 (20% of net profit after tax) to the discretionary surplus reserve fund for the year ended December 31, 2005 is subject to shareholders' approval at the next general meeting. Because of the adoption of the revised IAS 10, "Events After the Balance Sheet Date", the appropriation to the discretionary surplus reserve fund that was proposed after December 31, 2005 will be recorded in the Group's financial statements for year ending December 31, 2006.

After the appropriations mentioned above, the retained earnings available for distribution as at December 31, 2005 was approximately RMB627,922,000 (2004: RMB477,514,000).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of approximately RMB513,896,000 (2004: RMB442,371,000) for the year ended December 31, 2005.

33. CASH GENERATED FROM OPERATING ACTIVITIES

	2005	2004
	RMB'000	*RMB'000*
Profit before taxation	**594,757**	499,598
Adjustments for:		
Depreciation and amortization	**182,015**	166,741
Loss on disposal of property, plant and equipment	**1,240**	5,516
Impairment of investment	**—**	171
Interest income	**(53,013)**	(37,710)
Provision (write back) for impaiment of receivables	**5,003**	(1,299)
Share of results from associated companies	**(11,312)**	(10,934)
Operating profit before working capital changes	**718,690**	622,083
Decrease (increase) in current assets:		
Accounts receivable	**(22,964)**	(18,519)
Inventories	**708**	(1,463)
Prepayments and other current assets	**26,837**	(8,825)
Due from related parties/associated companies	**(165,960)**	(29,128)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**(102,459)**	58,683
Deferred revenue	**(1,170)**	1,092
Due to related parties	**(1,643)**	(641)
Taxes payable	**1,195**	(2,159)
Cash generated from operations	**453,234**	621,123

34. FINANCIAL INSTRUMENTS

Financial risk management

The Group is exposed to market risks arising from changes in interest and foreign exchange rates. The Group does not use any derivative financial instruments to manage those risks.

Fair values

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, due from associated companies and related parties, treasury bonds, other long-term assets, accounts payable and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds approximated their fair values as at December 31, 2005 because of the short maturities of these instruments.

The treasury bonds that are held to maturity are carried at amortized cost. At December 31, 2005, the market value of the treasury bonds was approximately RMB101,720,000 (2004: RMB95,881,000).

Credit risks

The extent of the Group's credit exposure is represented by aggregated balance of cash and cash equivalents, short-term bank deposits, accounts receivable, advance to suppliers, short term investment, amounts due from associated companies and related parties and treasury bonds. The maximum credit risk exposure in the event that other parties fail to perform their obligations under these financial instruments was approximately RMB3,291 million as at December 31, 2005 (2004: RMB3,202 million).

Counterparties to financial instruments primarily consist of State-owned banks in the PRC, and a large number of airlines and travel agents. The Group does not expect any counterparties to fail to meet their obligations. The Group has concentrations of credit risk with these entities.

Foreign currency risk

The Group is exposed to foreign exchange risks related to its capital expenditure as a substantial portion of its capital expenditure represents imported equipment that is purchased in U.S. dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

35. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2005 and 2004. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

36. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2005	2004
	RMB'000	*RMB'000*
Authorised and contracted for		
— Computer System	**22,844**	36,883
Authorised but not contracted for		
— Computer System	**370,000**	411,000
Total	**392,844**	447,883

The above capital commitments primarily relate to the acquisition and installation of the next generation traveler service system.

At December 31, 2005, approximately RMB2,348,428 of the above balance were dominated in US dollars (2004: RMB2,408,200).

36. COMMITMENTS *(continued)*

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2005	2004
	RMB'000	*RMB'000*
Within one year	**52,621**	57,192
Later than one year but not later than five years	**43,597**	87,787
Later than five years	**—**	7,865
Total	**96,218**	152,844

(c) Equipment maintenance fee commitments

As at December 31, 2005, the Group had total equipment maintenance fee commitments of approximately RMB5.1 million (2004: RMB6.8 million).

37. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Company Limited	Subsidiary of a shareholder of the Company
CNA Holding	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Airlines (Wuhan) Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company
Asia Technology Development Center ("Asia Technology")	Indirect wholly owned subsidiary of a shareholder of the Company

37. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(i) Revenue for aviation information technology and data network services, the pricing of which was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.

Name	**2005**	2004
	RMB'000	*RMB'000*
China Southern Airlines Company Limited (a)	**266,019**	256,515
China Eastern Airlines Company Limited (b)	**218,671**	177,772
Air China Limited	**202,532**	170,321
Hainan Airlines Company Limited	**119,118**	117,287
Shanghai Airlines Company Limited	**81,908**	54,045
Shenzhen Airlines Company Limited	**79,084**	50,704

(a) Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction amount of its subsidiary, China Eastern Airlines (Wuhan) Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2005, operating lease rentals for lease of properties from CTHC amounted to RMB 38,608,608 (2004: RMB 34,570,760). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC with reference to market rates.

(iii) Technical support services from Asia Technology Co.

For the year ended December 31, 2005, technical support services from Asia Technology amounted to RMB 15,900,000 (2004: RMB15,076,800). Asia Technology is an indirect wholly owned subsidiary of CTHC. The pricing of technical service fee is based on contractual arrangement with Asia Technology.

37. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties

Balances with related parties mainly comprised:

Name	The Group 2005 RMB'000	The Group 2004 RMB'000	The Company 2005 RMB'000	The Company 2004 RMB'000
China Southern Airlines Company Limited (a)	**69,969**	51,192	**67,848**	48,526
China Eastern Airlines Company Limited (b)	**58,757**	1,706	**58,393**	—
Air China Limited	**61,710**	37,871	**61,710**	37,871
Hainan Airlines Company Limited	**42,280**	—	**42,238**	—
Shenzhen Airlines Company Limited	**11,107**	559	**11,064**	519

(a) Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction balance of its subsidiary, China Eastern Airlines (Wuhan) Company Limited.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

37. RELATED PARTY TRANSACTIONS *(continued)*

(4) Amounts due from other major state-owned enterprises

The balances with major state-owned banks are as follows:

Name	The Group		The Company	
	2005	2004	2005	2004
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank balances	**1,181,532**	743,565	**1,027,185**	601,471

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

38. ULTIMATE HOLDING COMPANY

The directors regard China TravelSky Holding Company established in the PRC as being the ultimate holding company.

39. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on April 7, 2006.

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT

	As at December 31				
	2001	2002	2003	2004	**2005**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
	Restated	Restated	Restated	Restated	
ASSETS					
Non-current assets					
Property, plant and equipment, net	403,997	340,632	545,354	475,118	**728,325**
Intangible assets, net	14,238	9,098	11,093	15,117	**13,232**
Investments in associated companies	12,391	23,646	36,327	42,424	**53,854**
Other long-term investment	100,000	100,000	100,000	100,000	**100,000**
Other long-term assets	8,465	5,746	4,901	16,142	**20,906**
	539,091	479,122	697,675	648,861	**916,317**
Current assets					
Inventories	2,767	2,018	2,635	4,098	**3,390**
Accounts receivable, net	14,837	4,447	18,352	38,170	**61,516**
Due from associated companies	598	377	65	—	**1,227**
Due from related parties, net	168,536	135,371	83,619	112,811	**272,991**
Prepayments and other current assets	15,356	30,826	32,005	82,979	**48,072**
Short-term investments	—	2,195	1,920	1,749	**-**
Short-term bank deposits	516,186	539,491	505,000	625,378	**1,947,277**
Cash and cash equivalents	1,636,818	1,893,422	2,034,952	2,236,843	**856,811**
	2,355,098	2,608,147	2,678,548	3,102,028	**3,191,284**
Total assets	2,894,189	3,087,269	3,376,223	3,750,889	**4,107,601**
EQUITY					
Capital and reserves attributable to equity holders of the Company					
Share capital	888,158	888,158	888,158	888,158	**888,158**
Reserves	1,295,014	1,453,674	1,584,817	1,719,540	**1,911,454**
Retained earnings					
– Proposed final dividend	163,421	170,526	90,592	177,632	**204,276**
– Others	169,624	293,665	314,471	451,297	**584,304**
	2,516,217	2,806,023	2,878,038	3,236,627	**3,588,192**
Minority interests	30,613	37,600	40,305	49,456	**61,296**
Total equity	2,546,830	2,843,623	2,918,343	3,286,083	**3,649,488**
LIABILITIES					
Current liabilities					
Accounts payable and accrued liabilities	167,092	193,044	366,061	404,477	**326,461**
Due to related parties	38,447	22,906	64,922	27,048	**93,981**
Dividends payable	124,051	14,342	—	—	**-**
Taxes payable	14,375	13,140	24,846	30,138	**35,698**
Deferred revenue	3,394	214	2,051	3,143	**1,973**
	347,359	243,646	457,880	464,806	**458,113**
Total equity and liabilities	2,894,189	3,087,269	3,376,223	3,750,889	**4,107,601**
Net current assets	2,007,739	2,364,501	2,220,668	2,637,222	**2,733,171**
Total assets less current liabilities	2,546,830	2,843,623	2,918,343	3,286,083	**3,649,488**

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT

	Year ended December 31				
	2001	2002	2003	2004	**2005**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
	Restated	Restated	Restated	Restated	
Revenues					
Aviation information technology services	663,426	767,478	663,932	1,025,725	**1,238,003**
Data network and others	167,375	209,964	229,686	257,125	**258,781**
Total revenues	830,801	977,442	893,618	1,282,850	**1,496,784**
Business taxes and other surcharges	(29,652)	(32,604)	(32,005)	(42,277)	**(49,764)**
Net revenues	801,149	944,838	861,613	1,240,573	**1,447,020**
Operating expenses					
Depreciation and amortisation	(109,658)	(137,373)	(149,166)	(166,741)	**(182,015)**
Network usage	(48,640)	(49,823)	(58,792)	(70,671)	**(59,982)**
Personnel	(72,019)	(99,595)	(147,783)	(133,829)	**(157,748)**
Operating lease rentals	(35,278)	(37,109)	(42,870)	(49,406)	**(61,878)**
Technical support and maintenance fees	(40,701)	(45,735)	(44,650)	(40,456)	**(68,138)**
Commission and promotion expenses	(44,207)	(75,397)	(74,537)	(155,702)	**(148,004)**
Other operating expenses	(84,216)	(93,838)	(119,492)	(170,624)	**(225,392)**
Total operating expenses	(434,719)	(538,870)	(637,290)	(787,429)	**(903,157)**
Operating profit	366,430	405,968	224,323	453,144	**543,863**
Financial income, net	41,956	42,635	34,569	37,558	**38,441**
Share of results of associated companies	7,289	14,255	11,445	10,934	**11,312**
Other income/(expenses), net	(4,102)	(2,998)	2,008	(2,038)	**1,141**
Profit before taxation	411,573	459,860	272,345	499,598	**594,757**
Taxation	*(3,189)*	*(3,149)*	*(23,092)*	*(40,188)*	**(51,063)**
Profit after taxation	408,384	456,711	249,253	459,410	**543,694**
Attributable to:					
Equity holders of the Company	407,901	453,227	242,541	449,181	**529,647**
Minority interests	483	3,484	6,712	10,229	**14,047**
	408,384	456,711	249,253	459,410	**543,694**
Earnings per share for profit attributable to the equity holders of the Company,					
Basic and diluted (RMB)	0.48	0.51	0.27	0.51	**0.60**
Dividends	163,421	170,526	90,592	177,632	**204,276**

Note: Certain prior year figures have been reclassified to better present the financial position of the Group.

BOARDS OF DIRECTORS

Chairman	(appointed on August 26, 2004)
Zhu Yong	Executive Director (appointed on December 5, 2003)
Directors	
Zhu Xiaoxing	Executive Director (CEO) (appointed on October 12, 2004)
Ding Weiping	Executive Director (Company Secretary) (appointed on December 5, 2003)
Song Jinxiang	Executive Director (appointed on December 5, 2003)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Zhang Xueren	Vice Chairman, Non-executive Director (appointed on December 5, 2003 and resigned on August 23, 2005)
Gong Guokui	Vice Chairman (appointed on August 24, 2005), Non-executive Director (appointed on August 23, 2005)
Rong Gang	Non-executive Director (appointed on December 5, 2003)
Yang Yatie	Non-executive Director (appointed on December 5, 2003)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003)
Si Yupei	Non-executive Director (appointed on December 5, 2003)
Song Jian	Non-executive Director (appointed on December 5, 2003)
Wu Jiapei	Independent non-executive Director (appointed on December 5, 2003)
Chow Kwok Wah, James	Independent non-executive Director (appointed on December 5, 2003)
Lee Kwok Ming, Don	Independent non-executive Director (appointed on December 5, 2003 and resigned on August 23, 2005)
Yick Wing Fat, Simon	Independent non-executive Director (appointed on August 23, 2005)

AUDIT COMMITTEE

Wu Jiapei	Chief member (appointed on December 5, 2003)
Chow Kwok Wah, James	Member (appointed on December 5, 2003)
Lee Kwok Ming, Don	Member (appointed on December 5, 2003 and resigned on August 23, 2005)
Yick Wing Fat, Simon	Member (appointed on August 24, 2005)

STRATEGIC COMMITTEE

Cao Jianxiong	Chief member (appointed on March 11, 2004)
Zhu Yong	Member (appointed on March 11, 2004)
Wang Quanhua	Member (appointed on March 11, 2004)
Zhang Xueren	Member (appointed on March 11, 2004 and resigned on August 23, 2005)
Gong Guokui	Member (appointed on August 24, 2005)
Rong Gang	Member (appointed on March 11, 2004)
Ding Weiping	Member (appointed on March 11, 2004)

REMUNERATION AND EVALUATION COMMITTEE

Chow Kwok Wah, James	Chief member (appointed on March 11, 2004)
Wu Jiapei	Member (appointed on March 11, 2004)
Li Kwok Ming, Don	Member (appointed on March 11, 2004 and resigned on August 23, 2005)
Yick Wing Fat, Simon	Member (appointed on August 24, 2005)
Wang Quanhua	Member (appointed on March 11, 2004)
Yang Yatie	Member (appointed on March 11, 2004)

SUPERVISORY COMMITTEE

Chairman (appointed on December 5, 2003)
Li Xiaojun Supervisor (appointed on December 5, 2003)

Vice Chairman (appointed on April 28, 2004)
Du Hongying Supervisor (appointed on December 5, 2003)

SUPERVISORS

Zhang Yakun	Supervisor (appointed on December 5, 2003)
Wang Yongqiang	Supervisor (appointed on December 5, 2003)
Chen Lihong	Supervisor (appointed on December 5, 2003)
Tan Xiaoxu	Supervisor (appointed on December 5, 2003)
Zhang Xin	Supervisor (appointed on December 5, 2003)
Rao Geping	Independent Supervisor (appointed on December 5, 2003)

COMPANY SECRETARY

Ding Weiping (Executive Director)

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 0696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at (www.travelsky.net).

DIRECTORS

Chairman

Zhu Yong, aged 42, is an Executive Director of the Company. Mr. Zhu is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has over 20 years of experience in China's aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in CAAC. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Center of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Center of China Aviation in May 1996, and has been the General Manager of the Accounting Center of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr. Zhu was the General Manager of the Company. He has been a member of the first Board of the Company since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company since October 2002. In December 2003, he was re-elected as a director of the second Board. In March 2004, Mr. Zhu was appointed as a member of the Strategic Committee. From August 2004, Mr. Zhu has served as the Chairman of the Company.

Executive Directors

Zhu Xiaoxing, aged 41, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's aviation industry. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. In August 2004, the Board of the Company appointed Mr. Zhu Xiaoxing as the CEO of the Company. He has served the Board of the Company since October 2004.

Ding Weiping, aged 54, is an Executive Director and the Company Secretary of the Company. He graduated from Beijing Industry Technology University and has over 20 years of management experience in China's aviation industry. From December 1979 to May 1984, Mr. Ding was an employee of CAAC. From May 1984 to October 1987, he was employed by CACI. From October 1987 to August 2000, he served as the Deputy Head of the Information Technology Room and then as the Vice Chief Engineer of CACI. Mr. Ding was also the head of the Planning Department of CACI from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Restructuring Department of CACI. From October 2000 to August 2004, Mr. Ding has served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning Development of the Company. Mr. Ding has served as a Director and the Company Secretary of the Company since October 2000. In December 2003, he was re-elected as a director of the second Board and the Company Secretary of the Company. In March 2004, Mr. Ding was appointed as a member of the Strategic Committee.

Song Jinxiang, aged 57, is an Executive Director of the Company. Mr. Song graduated from Beijing University of Aeronautics and Astronautics and has over 20 years of management experience in China's aviation industry. From December 1976 to September 1981, Mr. Song was a technician at CAAC. From September 1981 to July 1999, he served as the Deputy Head and then as the Head of the Business Department of CACI. Mr. Song was the Deputy Chief Economist of CACI from July 1999 to August 2000. He was a member of the first Supervisory Committee of the Company from October 2000 to December 2003. In December 2003, he was elected as a director of the second Board of the Company.

Non-executive Directors

Wang Quanhua, aged 51, is one of the Vice Chairmen of the Board. Mr. Wang is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Co., Ltd. in June 1991. Since June 1998, he served as the General Manager of the Strategic Planning Department, and then as the Assistant to the President and Vice President of Southern Airlines (Group) Co.. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited since March 2003. In December 2003, Mr. Wang was elected as a director and Vice Chairman of the second Board of the Company. In March 2004, Mr. Wang was appointed as a member of the Strategic Committee and the Remuneration and Evaluation Committee.

Cao Jianxiong, aged 46, is one of the Vice Chairmen of the Board. Mr. Cao is an Senior Economist. He has a master's degree in economics and has over 20 years of management experience in China's civil aviation industry. He was the General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company from March 1992 to March 1996. From March 1996 to December 1996, Mr. Cao was the Assistant to the General Manager of China Eastern Airlines and from December 1996 to December 1999, Mr. Cao served as the Deputy General Manager and Chief Financial Officer of China Eastern Airlines Corporation. From December 1999 to October 2002, Mr. Cao served as a Vice President of Eastern Airlines Group Corporation. He has been a director and the Vice Chairman of the first Board of the Company since October 2000. Since October 2002, he has been the Vice President of China Eastern Air Holding Company. In December 2003, Mr. Cao was re-elected as a director and the Vice Chairman of the second Board of the Company. In March 2004, Mr. Cao was appointed as the chief member of the Strategic Committee.

Gong Guokui, aged 57, is one of the Vice Chairman of the Board. He graduated from Capital University of Economics and Business. Mr. Gong currently is the Deputy General Manager of China National Aviation Holding Company. Mr. Gong previously served in corporate management positions of CAAC, CAMIC and Hebei Provincial Administration Bureau of CAAC, with over 30 years of management experience in the PRC civil aviation industry. From September 2002 to September 2004, Mr. Gong served as the Vice President of Air China. Since September 2004, Mr. Gong has served as the Deputy General Manager of China National Aviation Holding Company, the promoter and substantial shareholder of the Company. Since November 2004, Mr. Gong has served as the Chairman of CNAH Construction and Development Company Limited. Since August 23 2005, Mr. Gong served as a director of the Company. Since August 24 2005, he served as the Vice President of the Company and a member of the Strategic Committee.

Rong Gang, aged 43, is one of the Non-executive Directors. Mr. Rong is a senior engineer and obtained a degree in MBA from Guanghua School of Management, Peking University. He has 20 years of experience in China's aviation industry. From August 1983 to May 1996, Mr. Rong was an employee of CACI. From May 1996 to May 1999, he was employed by CAAC. From May 1999 to October 2002, Mr. Rong served as the Vice President of CACI. He has been the Deputy General Manager of China TravelSky Holding Company since October 2002. He was a director of the first Board of the Company. In December 2003, Mr. Rong was re-elected as a director of the second Board of the Company. In March 2004, Mr. Rong was appointed as a member of the Strategic Committee.

Yang Yatie, aged 61, is one of the Non-executive Directors. He is a senior accountant and has nearly 40 years of experience in financial management in China's civil aviation industry. From December 1971 to March 1980, he was an accountant in International Affairs department of CAAC Headquarter. From March 1980 to March 1988, he served in International Settlement Room of Financial Department of CAAC. From March 1988 to August 1992, he was the accountant of London office of CAAC. Since August 1992, he has been an accountant, Deputy Chief Accountant and then the Chief Accountant of China Aviation Accounting Centre. Since October 2002 to December 2004, he has also been the Chief Accountant of China TravelSky Holding Company and he retired from China TravelSky Holding Company since March 2005. In December 2003, Mr. Yang was elected as a director of the second Board of the Company. In March 2004, Mr. Yang was appointed as a member of the Remuneration and Evaluation Committee.

Li Xiaoguang, aged 47, is one of the Non-executive Directors. He graduated from Tianjin Civil Aviation College and obtained a master's degree in management from the Beijing University of Aeronautics and Astronautics in 1999. Mr. Li has nearly 20 years of management and mechanic experience in China's aviation industry. From July 1982 to October 1990, Mr. Li was an engineer in the Technology Department of the Civil Aviation Maintenance Factory of China Northern Airlines. From October 1990 to July 2001, he served as the Deputy Chief Engineer and then the Chief Engineer of China Northern Airlines. From July 2001 to December 2004, he was the Vice president of China Northern Airlines. From January 2005 to present day, he was the Vice president of China Southern Airlines Company Limited Northern Branch. He was a member of the first Board of the Company. In December 2003, Mr. Li was re-elected as a director of the second Board of the Company.

Si Yupei, aged 53, is one of the Non-executive Directors. Mr. Si is a senior economist and has about 30 years of management experience in China's civil aviation industry. From August 1987 to January 1989, he served in the Labour Division of Xi'an management office of CAAC. From January 1989 to October 2002, he served as the Deputy Head and then the Head of Personnel Division, Head of Human Resource Department, Deputy Chief Economist and Deputy Secretary of Party Committee in China Airline Northwestern Company. From October 2002 to November 2005, he has been the Deputy Secretary of Party Committee in China Eastern Xibei Airlines. He also serves as the Secretary of Party Committee in the Ningbo office of China Eastern Airlines Company Limited since November 2005. In December 2003, Mr. Si was elected as a director of the second Board of the Company.

Song Jian, aged 44, is one of the Non-executive Directors. Mr. Song is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Head of Computer Centre of Air China Corporation. Since February 2002, he has been the Deputy General Manager of the Information Technology Centre of Air China. From September 2004 onwards, Mr. Song serves as the Deputy General Manager of the Information Technology Centre of Air China. In December 2003, Mr. Song was elected as a director of the second Board of the Company.

Independent Non-executive Directors

Wu Jiapei, aged 74, is a leading economist in China. Between 1955 to 1986, Mr. Wu was a researcher at the Economics Institute of the Chinese Academy of Sciences and subsequently became a senior fellow and the Head of the Quantitative Economics and Technological Economics of the Chinese Academy of Social Sciences. From 1987 to 1998, Mr. Wu was the Chief Economist, Deputy Head, and then Head of the Experts Committee of China State Information Centre. Mr. Wu has been abroad as a visiting scholar and visiting professor in the United States and Japan. Mr. Wu is now Honorary Chairman to the Experts Committee of China State Information Center, Invited Vice President of the Chinese Information Industry Association, Honorary President of the Business College and Commerce College of Huaqiao University and a part-time professor of some universities in China. Mr. Wu is a member of the Appraisal Task Force for Applied Economics Disciplines of the Second, Third and Fourth State Council's Academic Degree Committee and has published over 20 books on economics. He was a member of the first Board of the Company. In December 2003, Mr. Wu was elected as a director of the Second Board of the Company and was appointed as a member of the Audit Committee. In March 2004, Mr. Wu was appointed as a Chief Member of the Audit Committee and member of the Remuneration and Evaluation Committee.

Chow Kwok Wah, James, aged 60, graduated from the Faculty of Commerce in Regent Institute of London, in 1966. Mr. Chow is the Chairman of the Consco Group principally engaged in domestic real estate investment and production of raw materials for the high-tech industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investments include the Jing An Hilton Hotel and Nantong Hotel in Shanghai in 1988, the Tianjin International Building in 1991, and the Tianjin Somerset Olympic Tower. He was a member of the first Board of the Company. In December 2003, Mr. Chow was elected as a director of the Second Board of the Company and was appointed as a member of the Audit Committee. In March 2004, Mr. Chow was appointed as the Chief Member of the Remuneration and Evaluation Committee.

Yick Wing Fat, Simon, aged 47, holds a Bachelor's degree in Business Administration, major in Accounting from the Chinese University of Hong Kong. Mr. Yick has over 23 years of experience in audit, direct investment, investment banking and corporate advisory services. He is the fellow members of both the Chartered Association of Certified Accountants in England and the Hong Kong Institute of Certified Public Accountants. Mr. Yick is an independent non-executive director of Shanghai International Shanghai Growth Investment Limited and Shenzhen Neptunus Interlong Bio-Technique Company Limited, which are both listed on The Stock Exchange of Hong Kong Limited. Since August 23 2005, Mr. Yick served as an independent non-executive director of the company and since August 24 2005, he served as a member of the Audit Committee and Remuneration and Evaluation Committee of the Company.

SUPERVISORS

Li Xiaojun, aged 50, the Chairperson of Supervisory Committee, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of CAAC. From May 1988 to December 1997, she held the positions of Deputy Head and then Head of the Planning Department of Air China. Ms. Li was the Head of Personnel and Education Division of CAAC from December 1997 to August 2000. She has been a director and Deputy General Manager of the Company since October 2000. She has also been the Deputy Secretary to the Communist Party Committee in China TravelSky Holding Company since October 2002. She was a member of the first Board of the Company. In December 2003, Ms. Li was elected as a supervisor and the Chairperson of the second Supervisory Committee of the Company.

Du Hongying, aged 46, is a Supervisor. Ms. Du is a senior accountant. She graduated from Xiamen University and has nearly 20 years of accounting and finance experience in China's aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Limited and since 1999 she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines. She was a Supervisor and Chairperson of the first Supervisory Committee of the Company. In December 2003, Ms. Du was elected as a supervisor of the second Supervisory Committee of the Company. In April 2004, Ms. Du was elected as a Deputy Chairperson of the Supervisory Committee.

Zhang Yakun, aged 45, is a Supervisor. Mr. Zhang graduated from Xi'an University of Communications with a master's degree and has nearly 20 years of professional experience in China's aviation industry. From 1983 to 1999, he served in Yunnan management office of CAAC. From 1999 to 2001, he was the former Deputy Head of Operation and Control Centre and then the General Manager of Information Technology Department of Yunnan Airlines. From October 2002, he was the General Manager of the Information Technology Department of China Eastern Yunnan Airlines. In December 2003, Mr. Zhang was elected as a supervisor of the second Supervisory Committee of the Company.

Wang Yongqiang, aged 36, is a Supervisor. Mr. Wang graduated from China Civil Aviation University, and has over 10 years of management experience in China's aviation industry. From July 1992 to June 1995, Mr. Wang served in Engineering Department of China XinHua Airlines. From June 1995 to March 2000, Mr. Wang served in Hainan Airlines, as a Deputy Head and Head of the Computer Information Center and a Deputy Officer. From March 1997 to August 1997, Mr. Wang attended training courses on high-level management in the aviation industry in Germany. Mr. Wang has been the General Manager and Chairman of HNA Systems Co., Ltd since March 2000. Since November 2002, he has been the Senior Assistant to Executive President of HNA Group. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Wang was elected as a supervisor of the second Supervisory Committee of the Company.

Chen Lihong, aged 43, is a Supervisor. Mr. Chen is a senior accountant. He has over 20 years of financial management experience in China's aviation industry. From January 1981 to August 1990, Mr. Chen was a technician of the Xinjiang Qitai Agriculture Machinery Repair and Manufacture Factory and then became an auditor of the Audit Bureau of Qitai Xinjiang. He served as an Assistant Accountant of the Xinjiang Central Enterprises Department at the Ministry of Finance from August 1990 to January 1993. Since January 1993, Mr. Chen has been working and served as the Deputy Head and then as the Head of Finance Department of Xinjiang Airlines. In 2004, he served as the Chief Accountant of Xinjiang Airlines. In April 2005, he promoted as the Deputy General manager of Xinjiang branch of China Southern Airlines Company Limited. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Chen was elected as a supervisor of the second Supervisory Committee of the Company.

Tan Xiaoxu, aged 59, is a Supervisor and a senior officer of the Company. Mr. Tan is a senior engineer. He graduated from Beijing Military Zone Foreign Language College and has over 20 years of technical support experience in China's aviation industry. From April 1973 to October 1975, Mr. Tan was a technician at the Beijing Military Zone. From October 1975 to November 1980, he was a sales representative at the Beijing Bureau of CAAC. From November 1980 to July 1999, he served as a technician and then as the Manager of the Applied Technology Department of CACI. Mr. Tan was a senior officer of CACI from July 1999 to August 2000. He has been working in Network and Operation Department and the Secretariat of the Board of the Company since October 2000. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Tan was elected as a supervisor of the second Supervisory Committee of the Company.

Zhang Xin, aged 43, is a Supervisor of the Company. Mr. Zhang has over 20 years of technical experience in China's aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer at CAAC. From December 1988 to November 1994, Mr. Zhang was a technician at CACI. From November 1994 to August 2000, Mr. Zhang was a senior technician at CACI. He has been working in Operation Department of the Company since October 2000. He was a member of the first Supervisory Committee of the Company. In December 2003, Mr. Zhang was elected as a supervisor of the second Supervisory Committee of the Company.

Rao Geping, aged 58, is an Independent Supervisor. He is a professor and doctorate tutor of the law school of Peking University, the Head of the Institute of International Law of Peking University, the Deputy Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong S.A.R. the Standing Committee of NPC P.R.C. He is also a part-time professor in a number of universities in China including Wuhan University, China Foreign Affairs University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. In December 2003, Mr. Rao was elected as a supervisor of the second Supervisory Committee of the Company.

COMPANY SECRETARY

Ding Weiping, is also an Executive Director of the Company.

The board of directors of TravelSky Technology Limited (the "Company") is pleased to announce that an annual general meeting ("Annual General Meeting") shall be held according to the resolutions passed at a board meeting convened on April 7, 2006 and notice is hereby given that an Annual General Meeting of the Company will be held at 10:30 a.m. on Thursday, May 25, 2006 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Directors for the year ended December 31, 2005.

2. To consider and approve the report of the Supervisory Committee for the year ended December 31, 2005.

3. To review the auditors' report for the year ended December 31, 2005 and to consider and approve the audited financial statements of the Company for the year ended December 31, 2005.

4. To consider and approve the allocation of profit and distribution of final dividend for the year ended December 31, 2005.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending December 31, 2006, and to authorise the Directors to fix the remuneration thereof.

SPECIAL RESOLUTION

6. To consider and approve the expansion of the scope of business of the Company, and amendment to Article 13 of the Articles of Association of the Company in relation to the description of the scope of business of the Company by substituting the existing as follows:

   "contracting the construction projects of computer hardware and software; research and development, production, sales, leasing of computer hardware and software, peripheral facilities and network products and the related information consultancy and technical services of the aforesaid businesses; commercial information and travel information consultancy; export of self-produced products and technologies of the Group; import of raw and supplementary materials, machinery facilities, equipment and instrument, spare parts and technologies for the Group's production and research, except for the import and export of commodities and technologies to be exclusively operated by certain companies or prohibited by the State; operation of internet information services business, excluding specialised projects to be approved by the State in the areas of news, publishing, medical and health, medicines and medical appliances and BBS."

   The aforesaid amendment to the Articles of Association of the Company in relation to the change of scope of business is subject to the approval of State Administration for Industry and Commerce and the amended Articles of Association of the Company will be effective upon registration with State Administration for Industry and Commerce.

   Note: the underlined part is the proposed amendment to the existing business license of the Company.

7. To consider and approve other matters (if any).

By Order of the Board
Ding Weiping
Company Secretary

April 10, 2006

Notes:

1. The Register of Members of the Company will be closed from Wednesday, April 26, 2006 to Thursday, May 25, 2006 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the Register of Members of the Company at 4 p.m. on Tuesday, April 25, 2006 are entitled to attend the Annual General Meeting. Transfers of H shares must be lodged with the share registrar of the Company's H shares by 4 p.m. on Tuesday, April 25, 2006 in order to entitle the transferee to attend the Annual General Meeting.

   The address of the share registrar of the Company's H shares is:
   Hong Kong Registrars Limited
   Rooms 1712-1716, 17/F
   Hopewell Centre
   183 Queen's Road East
   Wanchai, Hong Kong

2. Each shareholder who is entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and vote on his or her behalf at the Annual General Meeting.

3. Shareholders or their proxies should produce proof of identity and other documents as required under the Articles of Association of the Company when attending the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorized to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company not less than 24 hours before the time appointed for the holding of the Annual General Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

5. Shareholders who intend to attend the Annual General Meeting in person or by proxy should return the reply slip for attending the Annual General Meeting to the registered address of the Company on or before Friday, May 5, 2006 in person, by mail or by fax.

6. The Annual General Meeting is expected to last for half a day. Shareholders (or their proxies) attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

7. The registered address of the Company is as follows:
   TravelSky Technology Limited
   Floor 18 - 20, South Wing, Park C
   Raycom InfoTech Park
   No. 2, Ke Xue Yuan South Road
   Haidian District, Beijing 100080, PRC

   Contact: Secretariat of the Board
   Telephone: (8610) 8286 1610
   Facsimile: (8610) 8286 1612

附註：

1. 本公司將於二零零六年四月二十六日(星期三)至二零零六年五月二十五日(星期四)(包括首尾兩天)暫停辦理過戶登記。於二零零六年四月二十五日(星期二)下午四時正已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會。H股過戶文件須於二零零六年四月二十五日(星期二)下午四時正或之前送交本公司H股的過戶登記處，受讓人方可出席股東周年大會。

   本公司H股股份登記處地址為：
   香港證券登記有限公司
   香港　灣仔
   皇后大道東183 號
   合和中心17樓1712-1716室

2. 凡有權出席股東周年大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席股東周年大會並代其投票。

3. 股東或其代理人出席股東周年大會，須按本公司的公司章程規定攜帶身份證明文件及其他文件。如委任超過一位代理人，該等代理人只能以投票方式行使表決權。

4. 如要委任代理人，須以書面形式進行：委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在股東周年大會指定舉行時間24小時前送達本公司的法定註冊地址，方為有效。就H股持有人而言，上述文件必須在相同時限內送達香港證券登記有限公司。

5. 擬親自或由代理人代表出席股東周年大會的股東，須於二零零六年五月五日(星期五)或之前將出席股東周年大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 股東周年大會預計需時半天。擬出席股東周年大會的股東或其代理人須自行承擔交通費及住宿費。

7. 本公司的法定註冊地址為：
   中國民航信息網絡股份有限公司
   中國北京市海淀區
   科學院南路2號
   融科資訊中心C座南樓18-20層
   郵編100080

   聯絡　：　董事會秘書室
   電話　：　(8610)-8286 1610
   傳真　：　(8610)-8286 1612

特別決議案

6. 審議及批准擴大本公司經營範圍，並修訂本公司《章程》第十三條關於本公司經營範圍的描述，即以如下內容取代原內容：

「計算機軟、硬件工程項目的承包；計算機軟件、硬件、外設、網絡產品的研制、開發、生產、銷售、租賃及與上述業務有關的技術咨詢、技術服務；商業信息、旅游信息咨詢；經營本企業自產產品及技術的出口業務；經營本企業生產、科研所需的原輔材料、機械設備、儀器儀表、零配件及技術的進口業務，但國家限定公司經營和國家禁止進出口的商品及技術除外；經營互聯網信息服務業務，但不包括新聞、出版、醫療保健、藥品和醫療器械、BBS等國家專項審批經營項目。」

上述《章程》中關於經營範圍內容的變更將以國家工商總局核定後的內容為准，修訂後的《章程》於國家工商行政管理總局登記備案後生效。

註： 劃「—」綫部分為新增的經營內容，非劃綫部分為本公司營業執照登記備案的經營範圍。

7. 審議及批准其他事項(如有)。

承董事會命
丁衛平
公司秘書

二零零六年四月十日

中國民航信息網絡股份有限公司(「本公司」) 董事會欣然宣佈股東週年大會將根據於二零零六年四月七日召開之董事會會議上通過之決議案召開，並茲通告中國民航信息網絡股份有限公司(「本公司」)謹定於二零零六年五月二十五日(星期四)上午十時三十分正於中華人民共和國北京市海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室舉行股東周年大會，藉以審議下列事項：

普通決議案

1. 審議及批准截至二零零五年十二月三十一日止年度董事會報告。

2. 審議及批准截至二零零五年十二月三十一日止年度監事會報告。

3. 審閱本公司截至二零零五年十二月三十一日止年度核數師報告並審議及批准本公司截至二零零五年十二月三十一日止年度經審計的財務報表。

4. 審議及批准本公司截至二零零五年十二月三十一日止年度利潤分配及派發末期股息方案。

5. 審議及批准聘用羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零六年十二月三十一日止年度國際核數師及中國審計師，並授權董事會釐定其酬金。

張欣，43歲，本公司監事。張先生在中國航空業擁有逾二十年之技術經驗。張先生自一九八一年十月至一九八八年十二月擔任中國民用航空總局之繪圖設計員。張先生自一九八八年十二月至一九九四年十一月擔任民航計算機信息中心之技師。自一九九四年十一月至二零零零年八月，張先生擔任民航計算機信息中心之高級技師。自二零零零年十月起任職於本公司運行部。張先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

饒戈平，58歲，獨立監事。饒先生乃北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心主任、中國國際法學會副會長、全國人大常委會香港基本法委員會委員，並於武漢大學、外交學院、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生二零零三年十二月當選為本公司第二屆監事會之監事。

公司秘書

丁衛平，亦為本公司之執行董事。

張亞坤，45歲，本公司監事。張先生畢業於西安交通大學，並獲得碩士學位。在中國航空業擁有近二十年的專業經驗。一九八三年至一九九九年任職於中國民用航空總局雲南省管理局。自一九九九年至二零零一年，張先生歷任雲南航空公司運行控制中心副主任及信息技術部總經理。自二零零二年十月起擔任中國東方航空雲南公司信息技術部總經理。二零零三年十二月，張先生當選為本公司第二屆監事會之監事。

王永強，36歲，本公司監事。畢業於中國民航學院，在中國民航業擁有十餘年之工作及管理經驗。王先生自一九九二年七月至一九九五年六月任職於中國新華航空公司之工程部。王先生於一九九五年六月至二零零零年三月工作於海南航空股份有限公司，歷任計算機信息中心副主任、主任及辦公室副主任職務。期間曾於一九九七年三月至一九九七年八月赴德國參加航空業高級管理培訓。王先生自二零零零年三月至今擔任海航航空信息系統有限公司總經理、董事長職務。自二零零二年十一月至今擔任海航集團執行總裁高級助理。王永強先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

陳立宏，43歲，本公司監事。陳先生乃高級會計師。彼在中國航空業擁有逾二十年之財務管理經驗。陳先生自一九八一年一月至一九九零年八月擔任新疆奇台縣農機修造廠之技術員，其後出任新疆奇台縣審計局之審計師。彼自一九九零年八月至一九九三年一月出任財政部駐新疆中央企業處之助理會計師。陳先生自一九九三年一月在新疆航空公司財務部工作，後升任副部長及部長，二零零四年，陳先生升任新疆航空公司總會計師，二零零五年四月，陳先生升任中國南方航空股份有限公司新疆分公司副總經理。陳先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

譚曉煦，59歲，本公司監事兼高級行政人員。譚先生乃高級工程師。彼畢業於北京軍區外語學院，在中國航空業有逾二十年技術支持經驗。譚先生自一九七三年四月至一九七五年十月擔任北京軍區之技術員。彼於一九七五年十月至一九八零年十一月擔任中國民用航空總局北京管理局銷售代表。彼於一九八零年十一月至一九九九年七月擔任民航計算機信息中心應用技術部之技術員，繼而升為經理。譚先生於一九九九年七月至二零零零年八月以來一直擔任民航計算機信息中心之高級管理人員。譚先生自二零零零年十月起任職於本公司網絡、運行部及董事會秘書室。譚先生為本公司第一屆監事會成員，二零零三年十二月當選為本公司第二屆監事會之監事。

周國華，60歲，一九六六年畢業於倫敦REGENT INSTITUTE商科。現為華港集團主席，集團主要業務為投資國內房地產、高科技原料製造等。周先生在一九七八年至一九九四年期間活躍於香港證券交易市場，為遠東交易所及香港聯合交易所會員及持牌人。周先生在國內投資經驗超過二十多年，其中參與投資項目包括有一九八八年之上海靜安希爾頓飯店及南通大飯店、一九九一年天津國際大廈及一九九八年的天津奧林匹克大廈等。周先生為本公司第一屆董事會成員，並於二零零三年十二月當選為本公司第二屆董事會之董事，並由董事會委任為審核委員會委員。二零零四年三月，周先生由董事會委任為薪酬與考核委員會主任委員。

易永發，47歲，於香港中文大學主修會計，並取得工商管理學士學位。易先生於審計、直接投資、投資銀行及企業顧問服務方面工作積逾23年經驗。易先生為英國特許會計師公會及香港會計師公會資深會員。易先生為滬光國際上海發展投資有限公司及深圳市海王英特龍生物技術股份有限公司(兩家於香港聯合交易所有限公司上市之公司)之獨立非執行董事。自二零零五年八月二十三日起，易先生擔任本公司獨立非執行董事，自二零零五年八月二十四日起，易先生擔任本公司審核委員會委員及薪酬與考核委員會委員。

監事

李曉軍，50歲，本公司監事會主席。李女士乃高級經濟師。彼畢業於中國人民大學，在中國航空業擁有逾二十年管理經驗。自一九八三年三月至一九八八年五月，李女士任職於中國民用航空總局北京管理局計劃處。彼自一九八八年五月至一九九七年十二月擔任中國國際航空公司計劃處之副主任及主任。李女士自一九九七年十二月至二零零零年八月期間一直擔任中國民用航空總局人事教育司之處長。李女士自二零零零年十月擔任本公司董事及副總經理。二零零二年十月起，李女士亦擔任中國民航信息集團公司黨委副書記。李女士為本公司第一屆董事會成員，於二零零三年十二月當選為本公司第二屆監事會監事並擔任主席之職。

杜紅鷹，46歲，本公司監事。杜女士乃高級會計師，畢業於廈門大學，在中國航空業擁有近二十年會計及財務經驗。杜女士自一九八二年八月至一九八五年一月擔任天津中國民用航空學院之教師。杜女士於一九八五年一月加入廈門航空有限公司，並自一九九九年起擔任廈門航空公司計劃財務部副總經理。杜女士為本公司第一屆監事會監事及主席，二零零三年十二月當選為本公司第二屆監事會之監事，二零零四年四月杜女士當選監事會副主席。

司玉佩，53歲，非執行董事之一。司先生乃高級經濟師，於中國民航業擁有近三十年管理經驗。一九八七年八月至一九八九年一月，司先生任職於中國民用航空總局西安管理局勞資處。自一九八九年一月至二零零二年十月，司先生歷任中國航空西北公司人事處副處長、處長、人力資源部部長、副總經濟師及黨委副書記。二零零二年十月至二零零五年十一月，司先生擔任中國東方航空西北公司黨委副書記。自二零零五年十一日起擔任中國東方航空股份有限公司寧波公司黨委書記。司先生於二零零三年十二月當選為本公司第二屆董事會之董事。

宋箭，44歲，非執行董事之一。宋先生為南京航空航天大學管理科學與工程專業畢業的研究生。一九九七年一月至二零零二年二月，宋先生擔任中國國際航空公司計算機中心之副主任。自二零零二年二月起，宋先生擔任中國國際航空公司信息技術中心之副總經理，自二零零四年九月起，宋先生擔任中國國際航空股份有限公司信息技術中心之副總經理。二零零三年十二月，宋先生當選為本公司第二屆董事會之董事。

獨立非執行董事

烏家培，74歲，中國著名經濟學家，一九五五年至一九八六年為中國科學院經濟研究所研究人員，後擔任中國社會科學院數量經濟與技術經濟研究所研究員及所長。自一九八七年至一九九八年，烏教授任職於國家信息中心總經濟師、副主任及專家委員會主任。烏教授曾赴美國及日本留學並任客座教授。彼現為國家信息中心專家委員會名譽主任、中國信息協會特約副會長及華僑大學工商管理學院、商學院名譽院長，並為中國多所大學的兼職教授。烏教授為國務院學位委員會第2－4 屆應用經濟學科評議組成員，有逾20部關於經濟學的著作。烏教授為本公司第一屆董事會成員，並於二零零三年十二月當選為第二屆董事會之董事，並由董事會委任為審核委員會委員。二零零四年三月，烏先生由董事會委任為審核委員會主任委員、薪酬與考核委員會委員。

宮國魁，57歲，董事會副董事長之一。宮先生畢業於首都經濟貿易大學。宮先生現任中國航空集團公司副總經理。宮先生曾任職於中國民用航空總局、中國民航管理幹部學院及中國民航河北省管理局等企業管理單位，從事企業管理多年，於中國民航業有30多年的管理經驗。二零零二年九月起至二零零四年九月，宮先生擔任中國國際航空公司副總裁。二零零四年九月至今，宮先生擔任本公司的發起人及主要股東中國航空集團公司之副總經理。自二零零四年十一月起，宮先生擔任中航集團建設開發有限公司董事長。自二零零五年八月二十三日起，宮先生擔任本公司董事，自二零零五年八月二十日起，宮先生擔任本公司副董事長及戰略委員會委員。

榮剛，43歲，非執行董事之一。榮先生乃高級工程師，擁有北京大學光華管理學院工商管理碩士學位，彼在中國民航業擁有二十年經驗。榮先生自一九八三年八月至一九九六年五月任職於民航計算機信息中心。彼自一九九六年五月至一九九九年五月任職於中國民用航空總局。榮先生自一九九九年五月至二零零二年十月擔任民航計算機信息中心之副總裁。自二零零二年十月起擔任中國民航信息集團副總經理。榮先生為本公司第一屆董事會之董事。自二零零三年十二月起，榮先生連任本公司第二屆董事會之董事。二零零四年三月，榮先生由董事會委任為戰略委員會委員。

楊亞鐵，61歲，非執行董事之一。楊先生乃高級會計師，於中國民航業擁有近四十年的財務管理經驗。一九七一年十二月至一九八零年三月，楊先生擔任中國民用航空總局指揮部國際業務局會計師。自一九八零年三月至一九八八年三月，楊先生任職於中國民用航空總局財務司國際結算室。自一九八八年三月至一九九二年八月，楊先生擔任中國民航總局駐倫敦辦事處會計師。自一九九二年八月起，彼歷任中國航空結算中心會計師、副總會計師、總會計師。自二零零二年十月至二零零四年十二月，楊先生亦擔任中國民航信息集團公司總會計師，自二零零五年三月於中國民航信息集團公司榮休。二零零三年十二月，楊先生當選為本公司第二屆董事會之董事。二零零四年三月，楊先生由董事會委任為薪酬與考核委員會委員。

李曉光，47歲，非執行董事之一。彼畢業於天津民航學院，一九九九年於北京航空航天大學獲得管理學碩士學位。在中國航空業擁有二十餘年之管理及技術經驗。李先生於一九八二年七月至一九九零年十月出任中國北方航空公司的下屬航修廠技術部之工程師。彼於一九九零年十月至二零零一年七月歷任中國北方航空公司之副總工程師、總工程師。二零零一年七月至二零零四年十二月，擔任中國北方航空公司副總經理。二零零五年一月至今，擔任中國南方航空股份有限公司北方分公司副總經理。李先生為本公司第一屆董事會成員，二零零三年十二月起連任本公司第二屆董事會之董事。



宋金箱，57歲，本公司執行董事。彼畢業於北京航空學院，在中國航空業擁有逾二十年管理經驗。宋先生自一九七六年十二月至一九八一年九月擔任中國民用航空總局之技術員。彼於一九八一年九月至一九九九年七月出任民航計算機信息中心之業務部之副主任，繼而升為主任。宋先生於一九九九年七月至二零零零年八月擔任民航計算機信息中心之副總經濟師。自二零零零年十月至二零零三年十二月，宋先生為本公司第一屆監事會成員。二零零三年十二月宋先生當選本公司第二屆董事會之董事。

非執行董事

王全華，51歲，董事會副董事長之一。王先生大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自一九九一年六月加入中國南方航空公司。自一九九八年六月起任職於南方航空(集團)公司，歷任規劃發展部總經理、總裁助理及副總裁。二零零二年十月起擔任中國南方航空集團公司副總經理，及自二零零三年三月起中國南方航空股份有限公司之董事。二零零三年十二月，王先生當選本公司第二屆董事會之董事及副董事長。二零零四年三月，王先生由董事會委任為戰略委員會委員及薪酬與考核委員會委員。

曹建雄，46歲，董事會副董事長之一。曹先生乃一名高級經濟師。彼具有經濟學碩士學位，在中國民航業擁有二十餘年管理經驗。彼於一九九二年三月至一九九六年三月出任上海東方航空發展公司及中國東方航空期貨經紀有限公司之總經理。自一九九六年三月至一九九六年十二月出任中國東方航空公司總經理之助理，並於一九九六年十二月至一九九九年十二月出任中國東方航空股份有限公司之副總經理兼財務總監。曹先生自一九九九年十二月至二零零二年十月擔任東方航空集團公司之副總裁。曹先生自二零零零年十月起擔任本公司第一屆董事會之董事及副董事長之職。自二零零二年十月起擔任中國東方航空集團公司之副總裁。曹先生於二零零三年十二月連任本公司第二屆董事會之董事及副董事長。二零零四年三月，曹先生由董事會委任為戰略委員會主任委員。

董事

董事長

朱永，42歲，本公司執行董事。朱先生為高級工程師，畢業於華中理工大學，並持有北京航空航天大學工程碩士學位。朱先生在中國民航業擁有二十多年經驗。自一九八三年八月至一九九一年四月，朱先生在中國民用航空總局擔任工程師。彼於一九九一年五月及一九九四年一月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於一九九六年五月擔任中國航空結算中心副總經理，二零零零年六月至二零零四年八月擔任中國航空結算中心總經理。自二零零一年四月至二零零四年八月擔任本公司總經理，自二零零一年五月起加入本公司第一屆董事會。二零零二年十月起，朱先生亦擔任中國民航信息集團公司副總經理。二零零三年十二月連任本公司第二屆董事會之董事。二零零四年三月，朱永先生由董事會委任為戰略委員會委員。自二零零四年八月起至今，朱先生擔任本公司董事長。

執行董事

朱曉星，41歲，畢業於吉林大學計算機軟件專業，於中國民航業擁有近二十年的管理及技術支持經驗。自本公司二零零零年十月成立以來，朱先生曾先後擔任本公司運行部、客戶服務部、技術管理部的總經理。二零零四年八月本公司董事會聘任朱曉星先生擔任本公司總經理。二零零四年十月起朱曉星先生加入本公司董事會。

丁衛平，54歲，本公司執行董事兼公司秘書。彼畢業於北京工業學院，在中國航空業擁有二十多年管理經驗。丁先生於一九七九年十二月至一九八四年五月任職於中國民用航空總局。彼自一九八四年五月至一九八七年十月任職於民航計算機信息中心，於一九八七年十月至二零零零年八月出任民航計算機信息中心機房室之副主任，繼而為副總工程師。丁先生自一九九九年七月至二零零零年八月擔任民航計算機信息中心計劃處之處長。由一九九九年七月至二零零零年八月，彼兼任民航計算機信息中心重組部的主管。丁先生自二零零零年十月至二零零四年八月擔任本公司副總工程師及規劃發展部總經理。丁先生自二零零零年十月起任本公司董事及董事會秘書。二零零三年十二月連任本公司第二屆董事會之董事及董事會秘書。二零零四年三月，丁先生由董事會委任為戰略委員會委員。

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30 樓3005-3007 室

上市地點

香港聯合交易所有限公司
股票代號：0696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183 號
合和中心17樓1712-1716室

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本年報副本。

核數師

國際核數師：
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：
普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編200021

法律顧問

香港法律：
趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心 C座南樓18-20層
郵編100080
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

監事會

主席 （於二零零三年十二月五日獲委任）

李曉軍 監事（於二零零三年十二月五日獲委任）

副主席 （於二零零四年四月二十八日獲委任）

杜紅鷹 監事（於二零零三年十二月五日獲委任）

監事

張亞坤 監事（於二零零三年十二月五日獲委任）

王永強 監事（於二零零三年十二月五日獲委任）

陳立宏 監事（於二零零三年十二月五日獲委任）

譚曉煦 監事（於二零零三年十二月五日獲委任）

張　欣 監事（於二零零三年十二月五日獲委任）

饒戈平 獨立監事（於二零零三年十二月五日獲委任）

公司秘書

丁衛平 （執行董事）

公司網址

www.travelsky.net

審核委員會

烏家培	主任委員（於二零零三年十二月五日獲委任）
周國華	委員（於二零零三年十二月五日獲委任）
李國明	委員（於二零零三年十二月五日獲委任，並於二零零五年八月二十三日離任）
易永發	委員（於二零零五年八月二十四日獲委任）

戰略委員會

曹建雄	主任委員（於二零零四年三月十一日獲委任）
朱　永	委員（於二零零四年三月十一日獲委任）
王全華	委員（於二零零四年三月十一日獲委任）
張學仁	委員（於二零零四年三月十一日獲委任，並於二零零五年八月二十三日離任）
宮國魁	委員（於二零零五年八月二十四日獲委任）
榮　剛	委員（於二零零四年三月十一日獲委任）
丁衛平	委員（於二零零四年三月十一日獲委任）

薪酬與考核委員會

周國華	主任委員（於二零零四年三月十一日獲委任）
烏家培	委員（於二零零四年三月十一日獲委任）
李國明	委員（於二零零四年三月十一日獲委任，並於二零零五年八月二十三日離任）
易永發	委員（於二零零五年八月二十四日獲委任）
王全華	委員（於二零零四年三月十一日獲委任）
楊亞鐵	委員（於二零零四年三月十一日獲委任）

董事會

董事長	(於二零零四年八月二十六日獲委任)
朱　永	執行董事(於二零零三年十二月五日獲委任)

董事

朱曉星	執行董事(總經理)(於二零零四年十月十二日獲委任)
丁衛平	執行董事(公司秘書)(於二零零三年十二月五日獲委任)
宋金箱	執行董事(於二零零三年十二月五日獲委任)
王全華	副董事長、非執行董事(於二零零三年十二月五日獲委任)
曹建雄	副董事長、非執行董事(於二零零三年十二月五日獲委任)
張學仁	副董事長、非執行董事(於二零零三年十二月五日獲委任，並於二零零五年八月二十三日離任)
宮國魁	副董事長(於二零零五年八月二十四日獲委任)、非執行董事(於二零零五年八月二十三日獲委任)
榮　剛	非執行董事(於二零零三年十二月五日獲委任)
楊亞鐵	非執行董事(於二零零三年十二月五日獲委任)
李曉光	非執行董事(於二零零三年十二月五日獲委任)
司玉佩	非執行董事(於二零零三年十二月五日獲委任)
宋　箭	非執行董事(於二零零三年十二月五日獲委任)
烏家培	獨立非執行董事(於二零零三年十二月五日獲委任)
周國華	獨立非執行董事(於二零零三年十二月五日獲委任)
李國明	獨立非執行董事(於二零零三年十二月五日獲委任，並於二零零五年八月二十三日離任)
易永發	獨立非執行董事(於二零零五年八月二十三日獲委任)

	截至十二月三十一日止年度				
	二零零一年 人民幣千元 重編後	二零零二年 人民幣千元 重編後	二零零三年 人民幣千元 重編後	二零零四年 人民幣千元 重編後	**二零零五年 人民幣千元**
收入					
航空信息技術服務	663,426	767,478	663,932	1,025,725	**1,238,003**
數據網絡及其他	167,375	209,964	229,686	257,125	**258,781**
總收入	830,801	977,442	893,618	1,282,850	**1,496,784**
營業稅金及附加	(29,652)	(32,604)	(32,005)	(42,277)	**(49,764)**
淨收入	801,149	944,838	861,613	1,240,573	**1,447,020**
營業成本					
折舊及攤銷	(109,658)	(137,373)	(149,166)	(166,741)	**(182,015)**
網絡使用費	(48,640)	(49,823)	(58,792)	(70,671)	**(59,982)**
人工成本	(72,019)	(99,595)	(147,783)	(133,829)	**(157,748)**
經營租賃支出	(35,278)	(37,109)	(42,870)	(49,406)	**(61,878)**
技術支持及維護費	(40,701)	(45,735)	(44,650)	(40,456)	**(68,138)**
佣金及推廣費用	(44,207)	(75,397)	(74,537)	(155,702)	**(148,004)**
其他營業成本	(84,216)	(93,838)	(119,492)	(170,624)	**(225,392)**
總營業成本	(434,719)	(538,870)	(637,290)	(787,429)	**(903,157)**
營業利潤	366,430	405,968	224,323	453,144	**543,863**
財務收入，淨額	41,956	42,635	34,569	37,558	**38,441**
應佔聯營公司收益	7,289	14,255	11,445	10,934	**11,312**
其他收入/(支出)淨額	(4,102)	(2,998)	2,008	(2,038)	**1,141**
稅前利潤	411,573	459,860	272,345	499,598	**594,757**
所得稅	(3,189)	(3,149)	(23,092)	(40,188)	**(51,063)**
除稅後利潤	408,384	456,711	249,253	459,410	**543,694**
可分配利潤：					
公司股東	407,901	453,227	242,541	449,181	**529,647**
少數股東權益	483	3,484	6,712	10,229	**14,047**
	408,384	456,711	249,253	459,410	**543,694**
對公司股東的每股盈利，					
基本及攤薄(人民幣元)	0.48	0.51	0.27	0.51	**0.60**
股息	163,421	170,526	90,592	177,632	**204,276**

註： 若干對比數字已進行了重分類調整以更好的呈現本集團的財務狀況。

	於十二月三十一日				
	二零零一年 人民幣千元 重編後	二零零二年 人民幣千元 重編後	二零零三年 人民幣千元 重編後	二零零四年 人民幣千元 重編後	**二零零五年** **人民幣千元**
資產					
非流動資產					
物業、廠房及設備，淨值	403,997	340,632	545,354	475,118	**728,325**
無形資產、淨值	14,238	9,098	11,093	15,117	**13,232**
於聯營公司的投資	12,391	23,646	36,327	42,424	**53,854**
其他長期投資	100,000	100,000	100,000	100,000	**100,000**
其他長期資產	8,465	5,746	4,901	16,142	**20,906**
	539,091	479,122	697,675	648,861	**916,317**
流動資產					
存貨	2,767	2,018	2,635	4,098	**3,390**
應收帳款、淨值	14,837	4,447	18,352	38,170	**61,516**
應收聯營公司	598	377	65	—	**1,227**
應收關聯方款淨值	168,536	135,371	83,619	112,811	**272,991**
預付款項及其他流動資產	15,356	30,826	32,005	82,979	**48,072**
短期投資	—	2,195	1,920	1,749	**—**
短期銀行存款	516,186	539,491	505,000	625,378	**1,947,277**
現金及現金等價物	1,636,818	1,893,422	2,034,952	2,236,843	**856,811**
	2,355,098	2,608,147	2,678,548	3,102,028	**3,191,284**
資產總值	2,894,189	3,087,269	3,376,223	3,750,889	**4,107,601**
權益					
可分配給股東的資本及儲備					
實收資本	888,158	888,158	888,158	888,158	**888,158**
儲備	1,295,014	1,453,674	1,584,817	1,719,540	**1,911,454**
留存收益					
一計劃期末股息	163,421	170,526	90,592	177,632	**204,276**
一其他	169,624	293,665	314,471	451,297	**584,304**
	2,516,217	2,806,023	2,878,038	3,236,627	**3,588,192**
少數股東權益	30,613	37,600	40,305	49,456	**61,296**
權益合計	2,546,830	2,843,623	2,918,343	3,286,083	**3,649,488**
負債					
流動負債					
應付帳款及預提費用	167,092	193,044	366,061	404,477	**326,461**
應付關聯方款	38,447	22,906	64,922	27,048	**93,981**
應付股利	124,051	14,342	—	—	**—**
應交税金	14,375	13,140	24,846	30,138	**35,698**
遞延收益	3,394	214	2,051	3,143	**1,973**
	347,359	243,646	457,880	464,806	**458,113**
權益及負債合計	2,894,189	3,087,269	3,376,223	3,750,889	**4,107,601**
淨流動資產	2,007,739	2,364,501	2,220,668	2,637,222	**2,733,171**
總資產減流動負債	2,546,830	2,843,623	2,918,343	3,286,083	**3,649,488**

37. 關聯公司交易 *(續)*

(4) 國有及國有控股企業的餘額

與其他國有及國有控股企業的餘額列示如下：

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銀行存款	**1,181,532**	743,565	**1,027,185**	601,471

本集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其他國有及國有控股企業和其子公司也被定義為本公司及其子公司的關聯方。

本公司及其子公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其子公司已盡可能的通過適當的程序來識別客戶與供應商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

38. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

39. 會計報表的批准

此會計報表於二零零六年四月七日得到董事會的批准。

37. 關聯公司交易(續)

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
公司名稱	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
中國南方航空股份有限公司(a)	**69,969**	51,192	**67,848**	48,526
中國東方航空股份有限公司(b)	**58,757**	1,706	**58,393**	—
中國國際航空股份有限公司	**61,710**	37,871	**61,710**	37,871
海南航空股份有限公司	**42,280**	—	**42,238**	—
深圳航空股份有限公司	**11,107**	559	**11,064**	519

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

b. 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

37. 關聯公司交易 *(續)*

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 航空信息技術服務及資料網絡服務的收入，上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空總局(「民航總局」)訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱	二零零五年 人民幣千元	二零零四年 人民幣千元
中國南方航空股份有限公司(a)	**266,019**	256,515
中國東方航空股份有限公司(b)	**218,671**	177,772
中國國際航空股份有限公司	**202,532**	170,321
海南航空股份有限公司	**119,118**	117,287
上海航空股份有限公司	**81,908**	54,045
深圳航空股份有限公司	**79,084**	50,704

a. 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

b. 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零五年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣38,608,608元(二零零四：人民幣34,570,760元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協議的費率再參考市值租金而釐定。

(iii) 接受亞科公司提供技術支持服務

截至二零零五年十二月三十一日止年度，公司接受亞科公司提供的技術支持服務金額約為人民幣15,900,000元(二零零四：人民幣15,076,800元)。亞科公司是中國民航信息集團公司間接控制的全資附屬公司。技術服務費的金額乃按照與亞科公司協議的費率釐定。

37. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空股份有限公司	本公司股東
上海航空股份有限公司	本公司股東
北京亞科技術開發中心(「亞科公司」)	受同一母公司間接控制

36. 承諾事項(續)

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零五年 人民幣千元	二零零四年 人民幣千元
一年內	**52,621**	57,192
一年至五年	**43,597**	87,787
五年以上	**—**	7,865
合計	**96,218**	152,844

(c) 設備維護費及技術支持費承諾

於二零零五年十二月三十一日，本集團的設備維護和技術支持費用承諾總金額約為人民幣5.1百萬元(二零零四：6.8百萬元)。

35. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人被視為本集團的總經理 。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零五年及二零零四年十二月三十一日止年度並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

36. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*
已授權且訂約		
— 計算機系統	**22,844**	36,883
已授權但未訂約		
— 計算機系統	**370,000**	411,000
合計	**392,844**	447,883

上文所述的資本承諾主要與購買及安裝新一代旅客服務系統相關。

於二零零五年十二月三十一日上述資本承諾中有人民幣2,348,428元以美元計價(二零零四：人民幣2,408,200元)。

34. 金融工具

金融風險管理

本集團承受由利率及匯率變動所帶來的市場風險。本集團未運用任何衍生的金融工具來進行金融風險管理。

公允價值

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、國債、其他長期資產、應付賬款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債及其他長期資產以外的金融工具的賬面金額於二零零五年十二月三十一日約為其公允價值。

持有至到期日的國債投資是以成本價值入賬，其二零零五年十二月三十一日的市價約為人民幣101,720,000元(二零零四：人民幣95,881,000元)。

信貸風險

本集團的信貸風險為現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司款項及關聯方款項及國債的餘額總額。倘其他人士未能履行其對於該等金融工具的責任，則於二零零五年十二月三十一日的最高信貸風險約為人民幣3,291百萬元(二零零四：人民幣3,202百萬元)。

金融工具的另一方主要包括中國的國有銀行及眾多航空公司及旅行社。本集團預計，任何另一方不會不履行其責任。該等實體對本集團有信貸集中的風險。

外幣風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。人民幣兑外幣的滙率波動對本集團的經營業績可能帶來影響。

33. 經營活動之現金流量

	二零零五年 **人民幣千元**	二零零四年 人民幣千元
稅前利潤	**594,757**	499,598
就下列各項調整：		
折舊及攤銷	**182,015**	166,741
出售物業、廠房及設備虧損	**1,240**	5,516
投資減值	**—**	171
利息收入	**(53,013)**	(37,710)
計提(沖銷)減值撥備	**5,003**	(1,299)
應佔聯營公司收益	**(11,312)**	(10,934)
營運資金改變前之經營利潤	**718,690**	622,083
流動資產減少(增加)：		
應收賬款	**(22,964)**	(18,519)
存貨	**708**	(1,463)
預付款項及其他流動資產	**26,837**	(8,825)
應收聯營及關聯方款	**(165,960)**	(29,128)
流動負債增加(減少)：		
應付賬款及預提費用	**(102,459)**	58,683
遞延收益	**(1,170)**	1,092
應付關聯方款	**(1,643)**	(641)
應交稅金	**1,195**	(2,159)
經營活動提供之現金	**453,234**	621,123

32. 利潤分配

根據本公司的公司章程，本公司每年可分派利潤將按：(a) 中國企業適用的會計原則及財務條例(「企業會計準則」)，及 (b) 國際財務報告準則所確定之利潤兩者中之較低者為基準。

根據本公司的公司章程，除所得稅及少數股東權益後的可供分配淨利潤按提取以下儲備後確定：

i) 彌補以前年度累計虧損(如有)；

ii) 根據中國公認會計準則確定的稅後利潤和國際財務報告準則確定的稅後利潤的較低者按10%提取法定公積金，直至該等公積金累計餘額達到本公司註冊資本的50%，倘股東周年大會上通過決議案批准及法定公積金的餘額不少於新註冊股本的25%，法定公積金可轉增資本；及

iii) 根據中國公認會計準則確定的稅後利潤和國際財務報告準則確定的稅後利潤的較低者按董事會的決定提取5%至10%的法定公益金， 此項公益金只可用作員工集體性的福利支出。

在二零零五年五月十日股東周年大會上通過分配利潤提取人民幣88,231,000元的任意盈餘公積金。該金額已計入二零零五年股東權益並列作留存收益的分配。

對於截至二零零五年十二月三十一日止年度，董事會建議分別按照國際財務報告準則編制的本公司法定會計報表的淨利潤的10%，10%及20%(二零零四年分別按照中國公認會計準備編制的本公司的法定會計報表的淨利潤的10%， 10%及20%)提取法定公積金，法定公益金及任意公積金，約計人民幣51,390,000元，人民幣51,390,000元及人民幣102,779,000元(二零零四：人民幣44,115,000元，人民幣44,115,000元及人民幣88,231,000元)。

對於截至二零零五年十二月三十一日止年度提取約人民幣102,779,000元(稅後淨利潤的20%)的任意盈餘公積金一事，需在下一次股東大會上經股東批准。根據修訂後的國際會計準則第10號，「資產負債表日後事項」，二零零五年十二月三十一日後建議提取的任意盈餘公積金將被列示於截止二零零六年十二月三十一日止年度本集團的會計報表中。

在經上述提取後，於二零零五年十二月三十一日，可供分配之淨利潤約為人民幣627,922,000元(二零零四：人民幣477,514,000元)。

計入本公司截至二零零五年十二月三十一日止年度會計報表的股東應佔利潤約為人民幣513,896,000元 (二零零四： 人民幣442,371,000元)。

31. 儲備

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意盈餘公積金 人民幣千元	滙兌差額 人民幣千元	合計 人民幣千元
集團						
二零零四年一月一日	1,194,956	121,185	110,811	157,865	—	1,584,817
留存收益轉入	—	44,681	44,524	45,518	—	134,723
二零零四年十二月三十一日	1,194,956	165,866	155,335	203,383	—	1,719,540
留存收益轉入	—	52,138	51,995	88,231	—	192,364
換算	—	—	—	—	(450)	(450)
二零零五年十二月三十一日	1,194,956	218,004	207,330	291,614	(450)	1,911,454

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意盈餘公積金 人民幣千元	匯兌差額 人民幣千元	合計 人民幣千元
公司						
二零零四年一月一日	1,194,956	120,423	110,049	157,865	—	1,583,293
留存收益轉入	—	44,115	44,115	45,432	—	133,662
二零零四年十二月三十一日	1,194,956	164,538	154,164	203,297	—	1,716,955
留存收益轉入	—	51,390	51,390	88,231	—	191,011
二零零五年十二月三十一日	1,194,956	215,928	205,554	291,528	—	1,907,966

30. 實收資本

於二零零五年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股及本公司於二零零一年二月發行的310,854,000股H股。

	二零零五年 股數 *千股*	二零零五年 金額 *人民幣千元*
法定：		
每股面值人民幣1元的內資股	**577,304**	577,304
每股面值人民幣1元的H股	**310,854**	310,854
合計	**888,158**	888,158
已發行及繳足：		
每股面值人民幣1元的內資股	**577,304**	577,304
每股面值人民幣1元的H股	**310,854**	310,854
合計	**888,158**	888,158

28. 應付關聯方款

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**—**	—	**—**	—
六個月至一年	**71,842**	6,580	**71,842**	6,092
一年至二年	**3,277**	5,247	**2,788**	5,247
二年至三年	**5,247**	1,119	**5,247**	1,119
三年以上	**13,615**	14,102	**4,277**	3,309
合計	**93,981**	27,048	**84,154**	15,767

應付關聯方款餘額主要為應付股利。

29. 應交稅金

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應交企業所得稅	**17,159**	12,794	**13,876**	11,466
應交營業稅	**14,409**	14,011	**13,587**	13,185
應交增值稅	**367**	(239)	**110**	(20)
其他	**3,763**	3,572	**3,234**	3,200
合計	**35,698**	30,138	**30,807**	27,831

27. 應付賬款及預提費用

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付賬款	**116,612**	92,430	**100,538**	82,408
預提離港技術延伸費	**52,144**	105,877	**54,783**	122,195
預提員工技術獎金	**46,174**	47,443	**46,174**	45,562
預提技術支持費	**19,725**	21,411	**18,714**	17,192
預提網絡使用費	**28,412**	64,038	**28,412**	64,038
其他預提費用	**63,394**	73,278	**52,835**	62,595
	326,461	404,477	**301,456**	393,990

於二零零五年十二月三十一日，以上餘額中約有人民幣111,419,000元(二零零四：人民幣104,625,000元)是以美元計價的。

應付賬款賬齡分析如下：

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月以內	**60,549**	24,623	**54,219**	16,691
六個月至一年	**12,938**	3,542	**5,360**	2,201
一年至二年	**2,978**	29,120	**839**	28,708
二年至三年	**12,121**	1,358	**12,094**	1,021
三年以上	**28,026**	33,787	**28,026**	33,787
應付賬款合計	**116,612**	92,430	**100,538**	82,408
預提費用	**209,849**	312,047	**200,918**	311,582
	326,461	404,477	**301,456**	393,990

25. 短期銀行存款

短期銀行存款的年利率介於1.88%到3.70%（二零零四：0.80%到2.70%），存期介於6到36個月（二零零四：6到36個月）。

26. 現金及現金等價物

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金				
人民幣	**156**	409	**2**	39
以港幣計價	**31**	53	**—**	—
以美元計價	**7**	69	**—**	—
以英鎊計價	**12**	14	**—**	—
以歐元計價	**19**	21	**—**	—
	225	566	**2**	39
活期存款				
人民幣	**760,228**	1,971,284	**709,142**	1,936,570
以美元計價	**77,858**	239,303	**38,230**	183,075
以港幣計價	**18,062**	25,269	**9,272**	14,041
以日元計價	**438**	421	**—**	—
	856,586	2,236,277	**756,644**	2,133,686
現金及現金等價物合計	**856,811**	2,236,843	**756,646**	2,133,725

22. 應收附屬公司

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**—**	—	**7,344**	37,723
六個月至一年	**—**	—	**3,404**	—
一年至二年	**—**	—	**10,621**	11,114
二年至三年	**—**	—	**10,662**	6,932
三年以上	**—**	—	**4,751**	1,333
合計	**—**	—	**36,782**	57,102

與附屬公司的往來餘額為與貿易相關，無抵押，免息。

23. 應收聯營公司款

與聯營公司的往來餘額主要為應收聯營公司股利約人民幣832,000元，其餘餘額為與貿易相關的款項，無抵押，免息及一般須於一年內償還。

24. 預付款項及其他流動資產

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付款項	**8,550**	27,059	**6,994**	26,048
應收利息	**25,840**	33,910	**25,840**	33,910
待攤費用	**8,986**	13,359	**8,761**	13,148
其他流動資產	**4,696**	8,651	**291**	3,149
合計	**48,072**	82,979	**41,886**	76,255

20. 應收賬款，淨值(續)

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元
年初餘額	**2,137**	3,486	**9,368**	10,845
沖銷減值撥備	**(382)**	(1,299)	**—**	(1,477)
減：已確認金額	—	(50)	—	—
年末餘額	**1,755**	2,137	**9,368**	9,368

21. 應收關聯方款，淨值

	集團		公司	
	二零零五年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零四年 人民幣千元
六個月內	**267,399**	107,036	**261,559**	102,028
六個月至一年	**3,932**	1,251	**3,727**	1,247
一年至二年	**5,152**	3,636	**5,148**	1,170
二年至三年	**1,005**	888	**992**	888
三年以上	**888**	—	**888**	—
應收關聯方款合計	**278,376**	112,811	**272,314**	105,333
減值撥備	**(5,385)**	—	**(5,385)**	—
應收關聯方款，淨值	**272,991**	112,811	**266,929**	105,333

與關聯公司的往來餘額為與貿易相關，無抵押，免息及一般須於六個月內償還。

因估計關聯方不能支付往來款，截至二零零五年十二月三十一日止年度，本集團計提了約人民幣5,385,000元的應收關聯方款減值撥備(二零零四：零)。

20. 應收賬款，淨值

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應收賬款	**63,271**	40,307	**33,313**	19,409
減值撥備	**(1,755)**	(2,137)	**(9,368)**	(9,368)
應收賬款，淨值	**61,516**	38,170	**23,945**	10,041

收款期限一般為提供服務後六個月內。

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零五年十二月三十一日約為其公允價值。

於二零零五年及二零零四年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
六個月內	**42,694**	30,456	**30,308**	17,253
六個月至一年	**5,033**	7,883	**1,546**	327
一年至二年	**14,280**	846	**334**	707
二年至三年	**142**	126	**3**	126
三年以上	**1,122**	996	**1,122**	996
應收賬款合計	**63,271**	40,307	**33,313**	19,409
減值撥備	**(1,755)**	(2,137)	**(9,368)**	(9,368)
應收賬款，淨值	**61,516**	38,170	**23,945**	10,041

16. 於聯營公司的投資

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年 重編後
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
年初	**42,424**	36,327	**8,890**	8,890
應佔聯營公司業績	**11,312**	10,934	**—**	—
宣告分派的股利	**(2,882)**	(4,837)	**—**	—
追加投資	**3,000**	—	**3,000**	—
年終	**53,854**	42,424	**11,890**	8,890

本集團及本公司的聯營公司見*附註1*。

17. 其他長期投資

於十二月三十一日，本公司和本集團有下列持有至到期日投資：

	利率和期限	**二零零五年** **人民幣千元**	二零零四年 人民幣千元
國債	年利率3%， 於二零零八年十二月到期	**100,000**	100,000

18. 其他長期資產

於十二月三十一日，本公司及本集團的其他長期資產主要為房租押金。

19. 存貨

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
待售設備	**2,792**	3,951	**352**	221
備件	**8**	1	**—**	—
其他	**590**	146	**—**	—
合計	**3,390**	4,098	**352**	221

本集團均無作為借款抵押物的存貨。

14. 無形資產，淨值

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
原值				
年初餘額	**41,084**	28,788	**37,038**	24,882
購買	**7,184**	12,296	**7,184**	12,156
年末餘額	**48,268**	41,084	**44,222**	37,038
累計攤銷				
年初餘額	**(25,907)**	(17,695)	**(23,468)**	(16,066)
本年攤銷	**(9,129)**	(8,212)	**(8,304)**	(7,402)
年末餘額	**(35,036)**	(25,907)	**(31,772)**	(23,468)
淨值				
年末餘額	**13,232**	15,177	**12,450**	13,570

本集團及本公司的無形資產為所購買的計算機軟件。

15. 於附屬公司的投資

	集團		公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年 重編後
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
投資成本	**—**	—	**35,951**	34,685

本公司的附屬公司見附註1。

13. 物業，廠房及設備，淨值(續)

公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
二零零四年年初餘額	30,098	1,105,949	14,481	14,356	2,880	1,167,764
購置	—	74,947	3,797	4,802	320	83,866
處置	—	(16,170)	(362)	(274)	(3,200)	(20,006)
二零零四年年末餘額	30,098	1,164,726	17,916	18,884	—	1,231,624
購置	2,795	412,305	2,877	3,121	—	421,098
處置	—	(64,310)	(508)	(777)	—	(65,595)
二零零五年年末餘額	32,893	1,512,721	20,285	21,228	—	1,587,127
累計折舊						
二零零四年年初餘額	(502)	(641,638)	(7,476)	(5,511)	—	(655,127)
本年度折舊	(1,908)	(143,507)	(1,979)	(3,690)	—	(151,084)
處置後撥回	—	15,306	312	244	—	15,862
二零零四年年末餘額	(2,410)	(769,839)	(9,143)	(8,957)	—	(790,349)
本年度折舊	(1,306)	(157,231)	(2,394)	(4,344)	—	(165,275)
處置後撥回	—	62,512	493	746	—	63,751
二零零五年年末餘額	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
淨值						
二零零四年年末餘額	27,688	394,887	8,773	9,927	—	441,275
二零零五年年末餘額	29,177	648,163	9,241	8,673	—	695,254

13. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物 人民幣千元	計算機系統及軟件 人民幣千元	汽車 人民幣千元	家具、裝置及其他設備 人民幣千元	在建工程 人民幣千元	合計 人民幣千元
原值						
二零零四年年初餘額	49,005	1,126,719	24,465	19,638	5,915	1,225,742
購置	2,249	77,038	5,053	7,166	1,379	92,885
在建工程轉入	4,094	—	—	—	(4,094)	—
處置	—	(25,853)	(362)	(651)	(3,200)	(30,066)
二零零四年年末餘額	55,348	1,177,904	29,156	26,153	—	1,288,561
購置	3,148	413,123	5,993	5,377	181	427,822
處置	—	(66,422)	(907)	(1,680)	—	(69,009)
二零零五年年末餘額	58,496	1,524,605	34,242	29,850	181	1,647,374
累計折舊						
二零零四年年初餘額	(3,810)	(656,286)	(11,811)	(8,481)	—	(680,388)
本年度折舊	(3,028)	(145,514)	(2,817)	(5,274)	—	(156,633)
處置後撥回	—	22,691	312	575	—	23,578
二零零四年年末餘額	(6,838)	(779,109)	(14,316)	(13,180)	—	(813,443)
本年度折舊	(2,496)	(158,481)	(5,121)	(5,773)		(171,871)
處置後撥回	—	63,720	879	1,666	—	66,265
二零零五年年末餘額	(9,334)	(873,870)	(18,558)	(17,287)	—	(919,049)
淨值						
二零零四年年末餘額	48,510	398,795	14,840	12,973	—	475,118
二零零五年年末餘額	49,162	650,735	15,684	12,563	181	728,325

10. 稅項(續)

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司(「天信達」)經稅務機關認定為增值稅一般納稅人，本公司的其他附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4%至6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

11. 每股盈利

截至二零零五年十二月三十一止年度的每股盈利是通過將可分配予公司股東的利潤人民幣529,647,000元，除以發行在外的加權平均普通股股數888,157,500股計算得出(二零零四：將可分配予公司股東的利潤人民幣449,181,000元除以發行在外的加權平均普通股股數888,157,500股)。

截至二零零四年及二零零五年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

12. 股息

在二零零五年五月十日股東周年大會上通過了派發二零零四年末期股息每股人民幣0.200元，合共人民幣177,631,500元。該股息已計入二零零五年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零五年十二月三十一日止年度股利，每股人民幣0.230元，共計人民幣204,276,225元。建議派發的股息有待下一次股東周年大會的批准並將被列示於截至二零零六年十二月三十一日止年度本集團的會計報表中。在派發此股息後，於二零零五年十二月三十一日止之可供分配之利潤約為人民幣423,646,000元(二零零四：人民幣299,882,000元)。

	二零零五年	二零零四年
年終後建議派發的股利		
建議末期股利(人民幣千元)	**204,276**	177,632
每股股利(人民幣元)	**0.230**	0.200

10. 稅項（續）

於二零零五年度及二零零四年度除稅前利潤適用之中國法定33%企業所得稅稅率與綜合損益表中的實際稅率間之差異調節如下：

	二零零五年 **人民幣千元**	二零零四年 人民幣千元
稅前利潤	**594,757**	499,598
法定稅率	**33%**	33%
計算所得稅金額	**196,270**	164,867
無須課稅之收入	**(225)**	(225)
不可扣稅之費用	**4,194**	7,885
適用於優惠稅率之影響	**(149,176)**	(132,339)
實際所得稅金額	**51,063**	40,188

資產負債表中各資產與負債其賬面值與各自稅基之間不存在重大的暫時性差異，因此在各資產負債日不計提遞延稅項。

適用於本公司及附屬公司的優惠稅率的影響如下：

	二零零五年	二零零四年
總金額（人民幣千元）	**149,176**	132,339
每股影響（人民幣元）	**0.17**	0.15

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及資料網絡服務	3%
培訓、技術支持服務、租金及其他	5%

9. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。本集團可用此等公積金建造員工住房，員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零五年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣11,171,000元(二零零四：人民幣4,478,000元)。

二零零五年僱員平均人數為 2,089人(二零零四：1,825人)。

10. 稅項

所得稅

	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*
中國企業所得稅-即期	**51,026**	40,141
香港利得稅-即期	**37**	47
	51,063	40,188

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定賬目所載應課稅收入的33%作為企業所得稅。然而，本公司於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已經得到了海淀區國家稅務局的批准，自二零零三年一月一日至二零零五年十二月三十一日止期間內按照7.5%的優惠稅率繳納企業所得稅，期滿後按15%的稅率繳納。

本公司的附屬公司享有介乎0%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區(海南凱亞、深圳凱亞)，適用稅率為15%；或被認定為高新技術企業(重慶凱亞)，適用稅率為15%；或位於國家西部(新疆凱亞)，享受0%的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干稅項減免。

7. 董事、監事及高級管理層薪酬（續）

(2) 五位最高薪酬人士

支付給五位最高薪人員（主要為高級行政人員）的詳細金額如下：

	二零零五年 ***人民幣千元***	二零零四年 *人民幣千元*
基本工資及津貼	**620**	447
花紅	**1,559**	1,210
退休金	**82**	66
	2,261	1,723
董事人數	**3**	3
員工人數	**2**	2
	5	5

截至二零零五年十二月三十一日止年度，每個董事（包括五位最高薪員工）的年度酬金均介於人民幣零元至一百萬元（二零零四：人民幣零元至一百萬元）。

截至二零零五年十二月三十一日止年度，五個最高薪酬的人員（包括董事和員工）均未獲酬金以作為加入本公司的獎勵或離開公司的損失補償（二零零四：零）。

8. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零五年十二月三十一日止年度，按員工基本工資的 20%（二零零四：20 %）向國家資助的退休計劃供款。本集團截至二零零五年十二月三十一日止年度所支付的退休供款為人民幣12,666,000元（二零零四：人民幣 5,758,000元）。根據該計劃，本集團除提取退休金供款外，並無其他任何支付退休福利的義務。

7. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

下表列示了在二零零四年向本公司每位董事及監事支付的酬金(含稅):

	截至二零零四年十二月三十一日止年度				
		薪金、津貼及福利		退休計劃的	
董事/監事姓名	袍金	(含僱主供款)	酌情獎金	僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長					
朱永*	—	—	—	—	—
執行董事					
朱曉星	—	94	237	13	344
丁衛平	—	89	239	13	341
宋金箱	—	89	239	13	341
非執行董事					
王全華*	—	—	—	—	—
曹建雄*	—	—	—	—	—
張學仁(i)*	—	—	—	—	—
榮　剛*	—	—	—	—	—
楊亞鐵*	—	—	—	—	—
李曉光*	—	—	—	—	—
司玉佩*	—	—	—	—	—
宋　箭*	—	—	—	—	—
獨立非執行董事					
周國華	90	—	—	—	90
李國明(iii)	90	—	—	—	90
烏家培	90	—	—	—	90
監事					
李曉軍*	—	—	—	—	—
杜紅鷹*	—	—	—	—	—
張亞坤*	—	—	—	—	—
王永強*	—	—	—	—	—
陳立宏*	—	—	—	—	—
譚曉煦(職工代表監事)	—	86	223	13	322
張　欣(職工代表監事)	—	61	111	13	185
饒戈平(獨立監事)	—	—	—	—	—

* 這些董事及監事為本公司之股東或其附屬公司之雇員,並由本公司之股東或其附屬公司支付酬金。

i) 於二零零五年八月二十三日離任

ii) 於二零零五年八月二十三日獲委任

iii) 於二零零五年八月二十三日離任

iv) 於二零零五年八月二十三日獲委任

於有關期間,概無任何董事放棄或同意放棄任何酬金。

7. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了在二零零五年向本公司每位董事及監事支付的酬金(含稅):

	截至二零零五年十二月三十一日止年度				
		薪金、津貼及福利		退休計劃的	
董事/監事姓名	袍金	(含僱主供款)	酌情獎金	僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長					
朱永*	—	—	—	—	—
執行董事					
朱曉星	—	190	232	16	438
丁衛平	—	110	335	16	461
宋金箱	—	110	335	16	461
非執行董事					
王全華*	—	—	—	—	—
曹建雄*	—	—	—	—	—
張學仁(i)*	—	—	—	—	—
宮國魁(ii)*	—	—	—	—	—
榮　剛*	—	—	—	—	—
楊亞鐵*	—	—	—	—	—
李曉光*	—	—	—	—	—
司玉佩*	—	—	—	—	—
宋　箭*	—	—	—	—	—
獨立非執行董事					
易永發(iv)	54	—	—	—	54
周國華	90	—	—	—	90
烏家培	90	—	—	—	90
李國明(iii)	36	—	—	—	36
監事					
李曉軍*	—	—	—	—	—
杜紅鷹*	—	—	—	—	—
張亞坤*	—	—	—	—	—
王永強*	—	—	—	—	—
陳立宏*	—	—	—	—	—
譚曉煦(職工代表監事)	—	103	291	16	410
張　欣(職工代表監事)	—	73	142	16	231
饒戈平(獨立監事)	—	—	—	—	—

6. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零五年 人民幣千元	二零零四年 人民幣千元
已扣除：		
折舊	**171,871**	156,633
攤銷	**9,129**	8,212
裝修費攤銷	**1,015**	1,896
出售物業、廠房及設備的虧損	**1,240**	5,516
經營租賃支出	**61,878**	49,406
計提(沖銷)減值撥備	**5,003**	(1,299)
存貨銷售成本	**15,569**	12,727
定額退休金計劃的供款	**12,666**	5,758
核數師酬金	**2,145**	1,785
匯兑損失	**14,572**	152
住房公積金供款	**11,171**	4,478
研究與開發費用	**180,247**	135,658
已計入：		
利息收入	**(53,013)**	(37,710)

4. 關鍵會計估算及判斷*(續)*

(d) 公允價值

本集團出於披露的需要會估算其金融資產及負債包括應收賬款、預付款、其他應收款及其它流動資產、應付賬款及銀行及其它負債的公允價值，採用與本集團融資所使用的相似的金融工具的估計市場利率對未來合同規定的現金流進行折現。如果估計的市場利率有變化，未來披露的價值也會變化。

(e) 所得稅

本集團需要在多個司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，按照國際財務報告準則和中國公認會計準則的要求，部分交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就預期稅務審計項目確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

5. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自公司股東。

4. 關鍵會計估算及判斷

在編制國際財務報告準則下的財務報表時,本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估,並根據過往經驗和其他因素進行評價,包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下,實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險:

(a) 銷售折扣

航空信息服務收入和資料網絡收入以抵減折扣後價值入賬。該等折扣是分別與各客戶根據過往經驗和市場情況的持續協商而達成。

(b) 固定資產折舊

本集團對固定資產採用直線法按其估計可用年期進行折舊,採取足夠的折舊率,以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定資產的可使用年期,以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計(詳見附註3B(d))乃基於本集團使用同類資產的歷史經驗,並考慮預期的技術變化。如果先前的估計有重大變化,則對未來的折舊費用進行調整。

(c) 資產減值損失

在各資產負債表日,本集團同時參考內部與外部資料以評估資產是否出現了減值。若存在該等迹象,則須估計相關資產的可回收金額以及確認減值損失,將資產的賬面金額減至可回收金額。

3B. 主要會計政策(續)

(o) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。準備於各結算日復核及調整以反映現時的最佳估計。倘貨幣時間價值的影響十分重大，準備的金額為預期需要用以清償債務責任的開支的現值。當使用折扣時，反映此時間段的準備增加部分被確認為利息費用。

(p) 收入確認

收入在有關交易之經濟利益可以流入本集團且其收入及已發生或將發生的相關成本可以可靠地計量時予以確認，以扣除銷售折扣後的淨額列示。其具體基準如下：

- 航空信息技術服務之收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；
- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及
- 股息收入於收取股息的權利確定時確認。

3B. 主要會計政策（續）

(l) 現金及現金等價物

現金及現金等價物以原值列示於資產負債表內。現金指手頭持有之現金及存放於銀行或其他金融機構並可按要求取回之存款。現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

(m) 税項

除中國民航信息網絡股份（香港）有限公司之外，本集團之税項乃按適用於中國企業之税法及規則徵收。本集團乃按其以法定財務報告之基準，並以就税項而言毋須課税之收入及不可抵税之支出項目作出調整後的利潤計提中國企業所得税。

中國民航信息網絡股份（香港）有限公司以預計在本年度內源自香港境內的利潤計提利得税。

遞延税項採用負債法就資產負債之税基與他們在賬目之賬面值兩者之短暫時差作全數計提。遞延税項採用在資產負債表日前已頒佈或實質頒佈之税率確定。當預計將來可能有足夠的應課税利潤供暫時性差異轉回使用時，遞延税項資產才被確認。

其他税項負債根據中國政府當局頒佈之規定而作出準備。

(n) 退休福利計劃

固定供款的退休福利金計劃的退休金費用之固定供款乃於發生當年記為費用。

3B. 主要會計政策 *(續)*

(h) 投資 *(續)*

可供出售的及為交易而持有的投資在初始確認後，以資產負債表日市場價值為基礎確認的公允價值計量，交易成本無需扣除。

計算可供出售的投資的公允價值的損益在該投資被出售或處置之前，或在該投資發生減值之前，通過股東權益中的公允價值儲備直接在權益中確認。被出售或處置、或發生減值時，以前在權益中確認的累積收益或損失應計入當期淨損益。

為交易而持有的投資價值變動記錄為財務費用或收入。

持有至到期日的投資以實際利率法，按攤餘成本計價。

(i) 經營租賃

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出在租賃期間內以直線法列作費用。

(j) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其他成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(k) 應收賬款

應收賬款以公平值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就貿易及其它應收款設定減值撥備。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。撥備金額在損益表確認。

3B. 主要會計政策*(續)*

(g) 資產減值*(續)*

倘任何事件或情況改變顯示物業、廠房、設備、無形資產及對附屬公司及聯營公司的投資的賬面值不能收回，則對該項資產進行減值檢查。倘一項資產的賬面值超越其可收回金額，以成本列賬的物業、廠房、機器設備項目、無形資產及對附屬公司及聯營公司的投資的減值虧損被列作支出。可收回金額為一項資產的淨銷售價及使用價值中的較高者。淨銷售價為於公允交易中出售一項資產可取得的金額，而使用價值則為持續使用一項資產及於其使用壽命終結時出售預期產生之估計未來現金之現值。可收回金額乃就個別資產作出估計，或倘不可能，則就與該資產相關的現金產生單位而作出估計。

倘顯示就資產確認的減值虧損不再存在或減少，則過往年度所確認的減值虧損將被沖回。該沖回將列為收入。然而，由於資產減值損失的轉回而增加後的資產賬面金額，不應高於資產以前年度沒有確認減值損失時的賬面金額(減去攤銷或折舊)。

(h) 投資

本集團投資劃分為以下幾類：持有至到期日的，為交易而持有的以及可供出售的投資。持有至到期日的投資指具有固定或可確定金額和固定期限，且企業明確打算並能夠持有至到期日的投資(本公司源生的貸款和應收款項不包括在內)。為交易而持有的投資指主要為了從短期價格波動中獲利而購置的投資。其他所有投資，除企業源生的貸款和應收款項外，均為可供出售的投資。

持有至到期日的投資記錄為非流動資產，除非該投資將於資產負債表日後一年內到期。為交易而持有的投資記錄為流動資產。如果管理層計劃於資產負債表日後一年內變現持有的可供出售的投資，則該投資記錄為流動資產。

所有投資的購買及出售均於交易日確認，交易日是指集團承諾購買或出售該資產的日期。

當投資初始確認時，本公司應以其成本進行計量，即包括交易成本在內的所支付對價的公允價值。

3B. 主要會計政策 *(續)*

(f) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟體發展成本除外：

- 軟體獲明確界定，而成本能獨立劃分並準確計量；
- 軟體獲證實技術上可行；
- 軟體將用於出售或內部使用；
- 軟體有潛在市場或證實其內部用途；及
- 具備完成軟體發展所需技術、財務及其他資源。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零五年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零四：零)。

(g) 資產減值

本集團在每個資產負債表日對金融工具進行減值檢查。

如果企業很可能不能按以攤餘成本記錄的貸款、應收款項或持有至到期日投資的合同條款收回所有到期金額，則應在損益表中確認減值或壞賬損失。如果減值或壞賬損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。轉回的金額應記入當期淨損益。但該轉回不應導致該金融資產的賬面金額超過不確認減值情況下的攤餘成本。

如果可供出售的金融資產的收益和損失以前在權益中確認，且存在客觀證據表明該資產已減值，那麼，已在權益中確認的累積淨損益額也應從權益中轉出，並計入當期淨損益。重新計量至公允價值的債務性工具的可收回金額，指按類似金融資產的現行市場利率折現的預期未來現金流量的現值。如果減值損失降低，且這種降低客觀上與減記之後發生的事項有聯繫，則金融資產的減記金額應轉回。該轉回的金額應記入淨損益。

3B. 主要會計政策(續)

(d) 物業、廠房及設備

物業、廠房及設備，乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟體	3-11年
汽車	6年
家具、裝置及其他設備	5-9年

當資產被出售或報廢時，其成本和累計折舊均從賬上沖銷，而其相關的處置損益在計算淨利潤時予以反映。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(e) 無形資產

無形資產主要包括所購買計算機軟體。

倘若購買新軟體的成本不是相關硬體的一個內在組成部分，購買此新軟體的成本將被資本化及視為無形資產。軟體成本按3年以直線法攤銷。

為了恢復或維持現有軟體系統最初預期的未來經濟利益流入水平而發生之成本在恢復及維持工作執行的時候確認為費用。

3B. 主要會計政策*(續)*

(b) 聯營公司*(續)*

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值入賬。本公司按已收及應收股息將聯營公司之業績入賬。

(c) 外幣

基於與本公司及其附屬公司相關的事件及環境的經濟實質，本公司及其中國附屬公司以人民幣為其功能貨幣，香港凱亞以港幣為其功能貨幣。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

以外幣進行的交易應以交易當日的適用匯率折算。在資產負債表日以外幣列示的貨幣資產與負債按資產負債表日的適用匯率折算，以外幣列示的非貨幣資產與負債以取得日的歷史匯率折算。按在上述情況下發生的匯兑差異計入綜合損益表。

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按如下方法換算為列賬貨幣：

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算;
- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算); 及
- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

3B. 主要會計政策*(續)*

(a) 綜合基準*(續)*

會計收購法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。

所有集團內部的重大交易及餘額(包括集團內部利潤及未實現利潤或損失)已在編制合併會計報表時予以抵銷。在與聯營公司發生交易時產生的未實現利潤，以本集團所佔聯營公司的權益為限抵減對聯營公司的投資。未實現損失按相似的方法抵銷，但僅以所轉移的資產沒有發生減值為限。

對於本公司和附屬公司的相同交易及情況類似事項，在合併財務報表中採用統一的會計政策。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值入賬。本公司按已收及應收股息將附屬公司之業績入賬。

(b) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%至50%投票權的股權。於集團綜合財務報表內，於聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。權益法為在綜合損益表中確認本集團於本年度所佔聯營公司之利潤或損失。

除非本集團承諾承擔額外的損失，當本集團所佔聯營公司的損失超過投資的賬面價值時，投資賬面價值以減記至零為限。

3A. 會計政策變更*(續)*

採用新的以及經更新的國際會計準則，除以下列出的國際會計準則第1號、第27號和第28號外，沒有對本集團的經營成果及財務狀況產生重大的影響。

國際會計準則第1號影響少數股東權益的列報。

根據國際會計準則第27號和第28號的規定，由二零零五年一月一日起，在公司單獨財務報表中，本公司對附屬公司和聯營公司的投資以成本扣除累計減值後重新入賬。

新會計政策的追溯調整影響如下：

	採用新會計準則前 *人民幣千元*	**採用新會計準則的影響** *人民幣千元*	**重報後的二零零四年數字** *人民幣千元*
於二零零五年一月一日：			
於附屬公司投資	86,151	(51,466)	34,685
於聯營公司投資	42,424	(33,534)	8,890
留存收益	(616,358)	85,000	(531,358)

3B. 主要會計政策

本公司及其附屬公司在編制會計報表時所採納的主要會計政策如下：

(a) 綜合基準

本集團綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

附屬公司指本集團有權管控其財政及營運政策而控制所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

1. 組織結構及主要經營活動(續)

本年,本公司與大連周水子國際機場共同投資成立了大連航信空港網絡有限公司(「大連空港」),以提供計算機信息系統集成、軟體的開發及技術咨詢服務。本公司投資人民幣3,000,000元,取得大連空港50%的股權。

2. 編制基準

本綜合財務報表是遵照國際財務報告準則編制,該等財務報表均基於歷史成本法編制。

編制符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇,或涉及對綜合財務報表屬重大假設和估算的範疇,在*附註4*中披露。

3A. 會計政策變更

在二零零五年度,本集團採用了新頒佈或更新過的與本集團經營相關的國際會計準則。根據相關要求,重報了截至二零零四年的比較數據。

國際會計準則第1號	財務報表的列報
國際會計準則第2號	存貨
國際會計準則第8號	會計政策,會計估計變更和差錯
國際會計準則第10號	資產負債表日後事項
國際會計準則第16號	不動產、廠場和設備
國際會計準則第17號	租賃
國際會計準則第21號	匯率變動的影響
國際會計準則第24號	關聯方披露
國際會計準則第27號	合併及單獨財務報表
國際會計準則第28號	聯營公司投資
國際會計準則第32號	金融工具:披露和列報
國際會計準則第33號	每股收益
國際會計準則第36號	資產減值
國際會計準則第38號	無形資產
國際會計準則第39號	金融工具:確認和計量

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和資料網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和資料網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和資料網絡服務
雲南航信空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	6,000,000	計算機信息系統集成,軟件的開發及技術咨詢服務
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成,軟件的開發及技術咨詢服務
上海東美航空旅遊在線網絡有限責任公司(「上海東美」)	2003年 9月28日	50%	—	1,500,000	電子商務,電腦機及配件的銷售,電腦、網絡、電子、信息專業及經濟信息諮詢。
大連航信空港網絡有限公司(「大連空港」)	2005年1月28日	50%	—	6,000,000	計算機信息系統集成,軟件的開發及技術咨詢服務

1. 組織結構及主要經營活動*(續)*

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本人民幣	主要業務
		直接	間接		
附屬公司(續)					
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及資料網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	5,000,000	計算機軟、硬件開發及資料網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	3,000,000	計算機軟、硬件開發及資料網絡服務

本年，「深圳凱亞」以盈餘公積轉增資本人民幣4,000,000元，使得註冊資本由人民幣7,000,000元增至人民幣11,000,000元。

「天信達」收到股東以現金追加的投資額人民幣2,454,285元，使得註冊資本由人民幣20,695,000元增至人民幣23,149,285元。

「香港凱亞」以未分配利潤轉增資本人民幣20,806元，使得註冊資本由人民幣3,162,067元增至人民幣3,182,873元。

「西安凱亞」以未分配利潤轉增資本人民幣3,000,000元，使得註冊資本由人民幣2,000,000元增至人民幣5,000,000元。

本公司及其附屬公司以下統稱「本集團」。

1. 組織結構及主要經營活動*(續)*

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本 人民幣	主要業務
		直接	間接		
附屬公司(續)					
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務;以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及資料網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	23,149,285	提供貨運管理服務和相關軟件和技術開發;提供技術支持,培訓和信息服務
中國民航信息網絡股份(香港)有限公司(「香港凱亞」)	2000年12月13日	100%	—	3,182,873	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	4,000,000	計算機軟、硬件開發及資料網絡服務

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海澱區科學院南路2號融科資訊中心C座南樓18-20層。

截至二零零五年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司是於香港註冊成立的有限公司之外，其他附屬公司及聯營公司均屬於在中國大陸註冊成立之有限公司。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本 人民幣	主要業務
		直接	間接		
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	11,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝

綜合現金流量表

(金額單位：人民幣千元)

	附註	截至十二月三十一日止年度 二零零五年	 二零零四年
經營活動之現金流量			
經營活動提供之現金	33	**453,234**	621,123
長期房租押金		**(4,064)**	(12,903)
企業所得稅支出		**(46,698)**	(32,737)
經營活動提供之現金流量淨額		**402,472**	575,483
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(393,442)**	(147,732)
短期銀行存款增加		**(1,321,899)**	(120,378)
利息收入		**58,083**	17,846
自聯營公司之股息收入		**2,050**	4,837
出售物業、廠房及設備所得款項		**1,504**	972
收回投資所收到的現金		**1,749**	—
投資聯營公司所支付現金		**(4,555)**	—
其他長期資產增加		**(160)**	(234)
投資活動使用之現金流量淨額		**(1,656,670)**	(244,689)
融資活動之現金流量			
附屬公司少數股東投入		**1,203**	—
支付股息		**(109,159)**	(128,903)
已付附屬公司少數股東股息		**(3,306)**	—
融資活動使用之現金流量淨額		**(111,262)**	(128,903)
滙率變動對現金及現金等價物的影響額		**(14,572)**	—
現金及現金等價物(減少)/增加淨額		**(1,380,032)**	201,891
年初現金及現金等價物		**2,236,843**	2,034,952
年終現金及現金等價物	26	**856,811**	2,236,843

後附會計報表附註為本會計報表的組成部分。

(金額單位：人民幣千元)

	附註	實收資本	儲備	留存收益	少數股東權益	合計
		可分配給股東的資本及儲備				
二零零四年一月一日餘額，重編前		888,158	1,584,817	405,063	—	2,878,038
二零零四年一月一日餘額，單獨列示的少數股東權益		—	—	—	40,305	40,305
二零零四年一月一日餘額，重編後		888,158	1,584,817	405,063	40,305	2,918,343
本年利潤		—	—	449,181	10,229	459,410
分派二零零三年股利		—	—	(90,592)	—	(90,592)
附屬公司分派股利予少數股東		—	—	—	(1,078)	(1,078)
轉入儲備	31,32	—	134,723	(134,723)	—	—
二零零四年十二月三十一日餘額		888,158	1,719,540	628,929	49,456	3,286,083

	附註	實收資本	儲備	留存收益	少數股東權益	合計
		可分配給股東的資本及儲備				
二零零五年一月一日餘額，重編前		888,158	1,719,540	628,929	—	3,236,627
二零零五年一月一日餘額，單獨列示的少數股東權益		—	—	—	49,456	49,456
二零零五年一月一日餘額，重編後		888,158	1,719,540	628,929	49,456	3,286,083
本年利潤		—	—	529,647	14,047	543,694
分派二零零四年股利	12	—	—	(177,632)	—	(177,632)
附屬公司分派股利予少數股東		—	—	—	(3,410)	(3,410)
外幣報表折算差異	32	—	(450)	—	—	(450)
轉入儲備	31,32	—	192,364	(192,364)	—	—
少數股東向附屬公司注資		—	—	—	1,203	1,203
二零零五年十二月三十一日餘額		888,158	1,911,454	788,580	61,296	3,649,488

後附會計報表附註為本會計報表的組成部分。

資產負債表

(金額單位：人民幣千元)

	附註	於十二月三十一日 二零零五年	 二零零四年 重編後
資產			
非流動資產			
物業、廠房及設備，淨值	13	**695,254**	441,275
無形資產，淨值	14	**12,450**	13,570
於附屬公司的投資	15	**35,951**	34,685
於聯營公司的投資	16	**11,890**	8,890
其他長期投資	17	**100,000**	100,000
其他長期資產	18	**19,204**	13,807
		874,749	612,227
流動資產			
存貨	19	**352**	221
應收賬款，淨值	20	**23,945**	10,041
應收附屬公司	22	**36,782**	57,102
應收聯營公司	23	**1,227**	—
應收關聯方款，淨值	21,37(3)	**266,929**	105,333
預付款項及其他流動資產	24	**41,886**	76,255
短期銀行存款	25	**1,886,636**	579,155
現金及現金等價物	26	**756,646**	2,133,725
		3,014,403	2,961,832
資產總值		**3,889,152**	3,574,059
權益			
可分配給股東資本及儲備			
實收資本	30	**888,158**	888,158
儲備	31	**1,907,966**	1,716,955
留存收益	32		
- 建議期末股息	12	**204,276**	177,632
- 其他		**472,335**	353,726
權益合計		**3,472,735**	3,136,471
負債			
流動負債			
應付賬款及預提費用	27	**301,456**	393,990
應付關聯方款	28	**84,154**	15,767
應交税金	29	**30,807**	27,831
		416,417	437,588
權益及負債合計		**3,889,152**	3,574,059
淨流動資產		**2,597,986**	2,524,244
總資產減流動負債		**3,472,735**	3,136,471

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

(金額單位：人民幣千元)

	附註	於十二月三十一日 二零零五年	二零零四年 重編後
資產			
非流動資產			
物業、廠房及設備，淨值	13	**728,325**	475,118
無形資產，淨值	14	**13,232**	15,177
於聯營公司的投資	16	**53,854**	42,424
其他長期投資	17	**100,000**	100,000
其他長期資產	18	**20,906**	16,142
		916,317	648,861
流動資產			
存貨	19	**3,390**	4,098
應收賬款，淨值	20	**61,516**	38,170
應收聯營公司	23	**1,227**	—
應收關聯方款，淨值	21,37(3)	**272,991**	112,811
預付款項及其他流動資產	24	**48,072**	82,979
短期投資		**—**	1,749
短期銀行存款	25	**1,947,277**	625,378
現金及現金等價物	26	**856,811**	2,236,843
		3,191,284	3,102,028
資產總值		**4,107,601**	3,750,889
權益			
可分配給股東資本及儲備			
實收資本	30	**888,158**	888,158
儲備	31	**1,911,454**	1,719,540
留存收益	32		
一建議期末股息	12	**204,276**	177,632
一其他		**584,304**	451,297
		3,588,192	3,236,627
少數股東權益		**61,296**	49,456
權益合計		**3,649,488**	3,286,083
負債			
流動負債			
應付賬款及預提費用	27	**326,461**	404,477
應付關聯方款	28	**93,981**	27,048
應交税金	29	**35,698**	30,138
遞延收益		**1,973**	3,143
		458,113	464,806
權益及負債合計		**4,107,601**	3,750,889
淨流動資產		**2,733,171**	2,637,222
總資產減流動負債		**3,649,488**	3,286,083

於二零零六年四月七日經董事會批准：

朱永
董事長

朱曉星
董事

後附會計報表附註為本會計報表的組成部分。

綜合損益表

(除已發行股份數目及每股數據外，所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零五年	 二零零四年 重編後
收入			
航空信息技術服務		**1,238,003**	1,025,725
資料網絡及其他		**258,781**	257,125
總收入	5	**1,496,784**	1,282,850
營業税金及附加		**(49,764)**	(42,277)
淨收入		**1,447,020**	1,240,573
營業成本			
折舊及攤銷		**(182,015)**	(166,741)
網絡使用費		**(59,982)**	(70,671)
人工成本		**(157,748)**	(133,829)
經營租賃支出		**(61,878)**	(49,406)
技術支持及維護費		**(68,138)**	(40,456)
佣金及推廣費用		**(148,004)**	(155,702)
其他營業成本		**(225,392)**	(170,624)
總營業成本		**(903,157)**	(787,429)
營業利潤		**543,863**	453,144
財務收入，淨額		**38,441**	37,558
應佔聯營公司收益		**11,312**	10,934
其他收入/(支出)淨額		**1,141**	(2,038)
稅前利潤	6	**594,757**	499,598
所得税	10	**(51,063)**	(40,188)
除稅後利潤		**543,694**	459,410
可分配利潤			
公司股東		**529,647**	449,181
少數股東權益		**14,047**	10,229
		543,694	459,410
對公司股東的每股盈利，			
基本及攤薄（人民幣元）	11	**0.60**	0.51
股息	12	**204,276**	177,632

後附會計報表附註為本會計報表的組成部分。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話： (852) 2289 8888
傳真： (852) 2810 9888

國際核數師報告
致：中國民航信息網絡股份有限公司全體股東
（於中華人民共和國註冊成立的股份有限公司）

本核數師已完成審核隨附的中國民航信息網絡股份有限公司（「貴公司」）於二零零五年十二月三十一日的資產負債表及貴公司和其附屬公司（以下合稱為「貴集團」）於二零零五年十二月三十一日的綜合資產負債表和貴集團截至該日止年度的綜合損益表，現金流量表及綜合股東權益變動表。貴公司管理層須對列載於第39頁至第87頁之財務報表負責。本核數師之責任是根據審核之結果，對該等財務報表出具獨立意見，並僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師已按照國際審計準則進行審核工作。該等準則要求本核數師策劃和進行審核工作以合理地確定該等財務報表是否存有重大錯誤陳述。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，並包括評審管理層所採用之會計政策和重大估計，以及從整體上評估財務報表之顯示方式。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

本核數師認為根據國際財務報告準則，該等財務報表足以真實及公允地顯示貴公司與貴集團於二零零五年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之經營業績及現金流量，並按照香港公司條例之披露規定妥為編制。

羅兵咸永道會計師事務所
執業會計師

香港，二零零六年四月七日

致各股東：

截至二零零五年十二月三十一日止年度，本公司第二屆監事會各成員(「監事會」)均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合《上市規則》、《中華人民共和國公司法》、本公司《章程》及其它有關法規，以維護本公司及其股東的權益。

二零零五年，本公司監事會召開了兩次監事會會議，以監督本公司企業管治的事宜，審閱了本公司二零零四年度財務報表及二零零五年度中期財務報表，並列席董事會會議，對董事會的決策及決定是否符合《上市規則》、國家法律法規及本公司《章程》和股東及公司的利益，進行了有效的監督，並向董事會及管理層提出適當建議。

監事會認真地審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編製的本公司二零零五年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

監事會對本公司董事會及高級管理層在二零零五年度遵守其誠信義務、勤勉地履行其在本公司的職責，維護本公司及各股東的最大利益，監事會感到滿意。監事會認為截至二零零五年十二月三十一日止年度的董事會報告符合實際經營情況。監事會對本公司在本財政年度取得的成績感到滿意，並對本公司的前景及發展充滿信心。

承監事會命
李曉軍
監事會主席

二零零六年四月七日

建議修訂公司章程

本公司將於二零零六年五月二十五日(星期四)舉行的股東周年大會上提呈議案修訂本公司之公司章程,以擴大本公司經營範圍。修訂建議詳情載列於本年報股東周年大會通告內。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零五年並無涉及任何重大訴訟或糾紛。

核數師

本公司自成立之日起至二零零一年十二月三十一日止之國際核數師及中國審計師分別為安達信公司及安達信•華強會計師事務所。

羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零二年度、二零零三年度、二零零四年度及二零零五年度的國際核數師及中國審計師。本公司股東周年大會將於二零零六年五月二十五日(星期四)召開,會上將提呈委任羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零六年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命
朱永
董事長

二零零六年四月七日

其他關連交易

於二零零五年十一月十七日及十二月八日，本公司與北京亞科技術開發中心(「亞科」)訂立了財務管理系統升級服務協議及電腦軟件開發服務協議；據此，本公司聘用亞科為本公司提供技術開發服務。由於亞科為本公司的發起人股東——中國民航信息集團公司間接控制的全資附屬公司及聯繫人士，上述技術開發協議構成《上市規則》項下的關連交易。根據上述兩份協議，本公司將支付的總代價為人民幣15,900,000元。由於有關交易於於《上市規則》14A.32(1)條所載的各項適用比率少於2.5%，因此無需經本公司獨立股東批准。本公司已於二零零五年十二月八日刊發公告，以說明該交易的有關條款。

委託存款及不可收回的逾期定期存款

於二零零五年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

稅務減免

本公司並不知悉任何因持有本公司之証券而可享有的稅務減免之詳情。

購買、出售或贖回證券

截至二零零五年十二月三十一日止年度，本集團並無購買、出售或贖回任何本公司證券。

審核委員會及遵守企業管治常規守則

本公司的審核委員會已與公司管理層一同討論並審核了年度業績報告中的有關財務資料，並就內部監控及財務申報等事宜進行了討論。董事會認為，本公司於二零零五年度已遵守上市規則附錄14的企業管治常規守則的規定。有關詳情已載於本年報的企業管治報告內。

本公司獨立非執行董事認為，上述關連交易：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以

(a) 一般商業條款進行；或

(b) (如無可比較個案)不遜於獨立第三方可取得或提供的條款及對本公司獨立股東公平合理的條款訂立；

(iii) 以

(a) 有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益進行；或

(b) (如無協議)不遜於獨立第三方可得或提出的條款訂立；

(iv) 倘屬於下列任何類別，於截至二零零五年十二月三十一日止財政年度不得超過下列上限：

交易類別	交易上限
租用物業	人民幣40.00百萬元
天信達與SITA INC.之間的交易	美元5.00百萬元
本公司與該等服務公司之間的交易	人民幣84.00百萬元
本公司與SITA S.C.之間的交易	人民幣72.00百萬元

本公司接獲確認核數師會出其此份函件，表示該等關連交易：

(a) 已獲董事會批准；

(b) 乃按照財務報表附註所載的價格政策訂立；

(c) 乃按照規定該等交易的相應協議及文件的條款訂立；及

(d) 交易總額並無超過上限(見上文第(iv)項)。

(c) *SITA INC. 與天信達信息技術有限公司(「天信達」)之間的交易*

二零零五年，根據使用量及商定的價格，SITA INC.向天信達收取費用並提供相應的航空貨運信息管理服務。由於Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited (「SITAGCH」)為天信達的主要股東，及SITA INC.為SITAGCH的間接控股公司，故SITA INC.為本公司的關連人士。

二零零五年，天信達向SITA INC.支付的款項總額為714,241美元(二零零四年：599,180美元)。

(d) *本公司向SITA S.C.支付的數據網絡使用費*

二零零五年，本公司繼續使用SITA S.C.向本公司提供的數據網絡服務，並按照SITA S.C.與本公司商定的收費標準，支付數據網絡使用費。

由於SITA INC.及SITA S.C.幾乎是由同一股東集團擁有及管理，而SITA S.C.為SITAGCH的聯繫人士，故SITA S.C. 被視為本公司的關連人士。

二零零五年，本公司需向SITA S.C.支付的網絡使用費總額為人民幣38,576,816元(二零零四年：人民幣45,480,450元)。

(e) *本公司與服務公司之間的交易*

服務公司(「該等服務公司」)是本公司與若干發起人成立之企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。由於該等發起人有權於該等服務公司的任何股東大會上行使或控制行使10%或以上的投票權，因此該等服務公司被視為本公司的關連人士。該等服務公司按照中國民用航空總局規定的收費標準，向本公司支付使用主機資源的費用，連接本公司數據網絡，終端設備及打印機的連接及安裝費用。

該等服務公司亦提供機場旅客處理系統(APP系統)前端技術支持，並有權與本公司APP系統所產生的收益。

二零零五年，本公司向該等服務公司收取及支付的費用總計為人民幣35,096,947元(二零零四年：人民幣26,009,427元)。

董事會相信本公司目前擁有足夠資產應付營運所需，包括日後在中國擴充業務，和本公司在未來可能決定進行的潛在策略性收購或投資活動。

關連交易

持續關連交易

二零零五年，本集團繼續進行了以下交易。這些交易構成了《上市規則》所定義之關連交易，根據《上市規則》第十四A章規定須作出披露：

(a) *本集團向其發起人股東提供服務和技術支持*

二零零五年，本集團繼續向若干發起人（不包括中國民航信息集團公司）或發起人股東的附屬公司（如適用者），提供航空旅遊信息技術服務及相關業務服務。該發起人（或，如適用者：其各自的附屬公司），應付本集團的服務費按中國民用航空總局規定的價格標準釐定。該等發起人及（如適用者）其各自的附屬公司（為該等發起人的聯繫人）為本公司的關連人士。

二零零五年，該等發起人（或，如適用者，其各自之附屬公司）支付本集團的總額約人民幣1,058.7百萬元（二零零四年：人民幣887.0百萬元）。有關本集團在二零零五年提供上述服務的進一步詳情及財務資料，請參見財務報表*附註37*，亦請就持續關連交易的詳情參考本公司分別於二零零六年三月十七日及四月七日發出的持續關聯交易公告及持續關聯交易通函。

(b) *本公司向中國民航信息集團公司租用物業*

本公司在二零零五年繼續向中國民航信息集團公司租用兩項物業。由於中國民航信息集團公司是本公司的其中一位發起人是本公司的主要股東，中國民航信息集團公司被視為本公司的關連人士。有關在二零零五年租用物業的詳情及財務資料均列明在財務報表*附註37*內。

二零零五年，本公司支付中國民航信息集團公司的總額約為人民幣38,609,000元（二零零四年：人民幣34,571,000元）。

主要供應商及用戶

Sociètè Internationale de Tèlècommunications Aeronautiques S.C.(「SITA S.C.」)是本集團截至二零零五年十二月三十一日止最大的供應商，二零零五年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的6.1%。於二零零五年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的18.5%。

本集團的最大客戶乃中國南方航空集團公司，於截至二零零五年度佔本集團總收入的17.7%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的58.9%。五家最大的用戶中三家，即中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的主要股東，於二零零五年十二月三十一日合共持有本公司已發行股本約35.5%。來自上述主要用戶的總收入載於財務報表*附註37*。

除上文及會計報表*附註37*所披露者之外，各董事、監事及彼等的關連人士或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及用戶中擁有任何權益。

附屬公司及聯營公司

本公司於二零零五年十二月三十一日的附屬公司及聯營公司詳情載於財務報表*附註1*。

發行H股所得款項用途

本公司之H股於二零零一年二月七日在聯交所掛牌，發售H股所得款項淨額約港幣1,186.0百萬元。截至二零零五年十二月三十一日止，該款項已按本公司於二零零一年一月二十九日刊發的招股書所述使用，其中：

- 約人民幣1,087.0百萬元(港幣1,044.9百萬元)已用作航空信息技術服務所需的部份資金；
- 約人民幣6.4百萬元(港幣6.2百萬元)已用作發展其他新業務的資金；及
- 約人民幣140.3百萬元(港幣134.9百萬元)已用作本公司日常經營活動開支。

如前所述，截止二零零五年十二月三十一日止，本公司已經按照招股書所述使用用途，全部使用完畢發售H股所得款項。

董事及監事酬金

董事及監事酬金詳情載於財務報表*附註7*。

資本化利息

本集團截至二零零五年度並無資本化利息。

物業、廠房及設備

本集團於二零零五年年內的物業、廠房及設備變動摘要載於財務報表*附註13*。

儲備

本集團截至二零零五年度的儲備變動詳情載於綜合股東權益變動表。

股息

董事會建議本公司派發之二零零五年度末期股息為每股人民幣0.230元。

法定公益金

有關法定公益金的詳情，例如：其性質、用途及計算基準，載於財務報表*附註32*。作為法定儲備的一部份，其變動詳情載於合併股東權益變動表。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表*附註8*。

公眾持股量

基於公開於本公司查閱之資料及據董事所知悉，截至本報告日期為止，本公司一直維持《上市規則》所訂明之公眾持股量。

董事及監事擁有的本公司股本權益

於二零零五年十二月三十一日，概無任何董事、監事或最高行政人員於本公司或其相聯法團(定義見《期貨條例》第XV部所指的相關法團)擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據《上市規則》附錄10所載的《上市公司董事進行證券交易的標準守則》(「《標準守則》」)須知會本公司及聯交所的任何權益。截至二零零五年度，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相關法團(定義見《期貨條例》第XV部所指的相關法團)的証券的權利。

董事及監事的服務合約

本公司現任董事會及監事會所有成員已與本公司訂立服務協議。本公司所有現任董事及監事所有成員的任期將於二零零六年十二月五日屆滿。董事及監事經股東大會選舉可以連任，任期為三年。截至二零零五年十二月三十一日，概無任何董事或監事提出訂立不會於一年內屆滿或僱主不得於一年內於無須作出賠償(法定賠償除外)下屆滿的服務合約。

董事及監事的合約權益

若干本公司現任董事會及監事會成員同時為多家中國商營航空公司的管理人員。而該等航空公司為本公司股東，本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，本公司各董事或監事於二零零五年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中擁有重大權益。

股東名稱	證券類別及數目(附註)	佔相應類別股本的比例	佔總股本的比例
Platinum Asset Management Limited as trustee for the Platinum Asset Management Trust	每股面值人民幣1元的18,837,000股H股(L)	6.06%	2.12%
JPMorgan Chase & Co.	每股面值人民幣1元的18,565,000股H股(L)	5.97%	2.09%
	每股面值人民幣1元的237,000股H股(P)	0.08%	0.03%
中國民航信息集團公司	每股面值人民幣1元的198,496,500股內資股(L)	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的116,460,500股內資股(L)	20.17%	13.11%
中國東方航空集團公司	每股面值人民幣1元的109,414,500股內資股(L)	18.95%	12.32%
中國航空集團公司	每股面值人民幣1元的89,433,500股內資股(L)	15.49%	10.07%

附註： (L) — 好倉, (P) — 可供借出的股份

除上文所述者外，於二零零五年十二月三十一日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本及相關類別股份5%或以上的任何權益或淡倉。

主要股東

於二零零五年十二月三十一日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊，持有本公司相應類別股本5%或以上的主要股東如下：

股東名稱	證券類別及數目(附註)	佔相應類別股本的比例	佔總股本的比例
上海實業投資(控股)有限公司	每股面值人民幣1元的40,848,000股H股(L)	13.14%	4.60%
Templeton Asset Management Limited	每股面值人民幣1元的40,567,000股H股(L)	13.05%	4.57%
J.P.Morgan Chase & Co.	每股面值人民幣1元的34,195,600股H股(L)	11.00%	3.85%
	每股面值人民幣1元的6,958,600股H股(P)	2.24%	0.78%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股(L)	9.08%	3.18%
J.P.Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
J.P.Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
OppenhemerFunds, Inc	每股面值人民幣1元的19,000,000(L)	6.11%	2.14%

本公司董事會欣然提呈本報告及截至二零零五年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業信息技術解決方案的主導供應商。本集團的核心業務包括航空信息技術服務、分銷信息技術服務等。

本集團的財務業績分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零五年度的收入及業績主要來自本集團在中國的營運。

股本結構

本公司之已發行股本，於二零零五年十二月三十一日為888,157,500股，每股面值人民幣1.00元。於二零零五年十二月三十一日，本公司的股本結構如下：

股份	於二零零五年十二月三十一日的股份數目	於二零零五年十二月三十一日佔已發行股份總數百分比（%）
內資股	577,303,500	65.00
H股	310,854,000	35.00

監事會

本公司監事會依據中國法律設立，並根據本公司《章程》規定審閱本公司財務情況，及對本公司董事會及高級管理人員的經營管理活動進行監督。監事會職責包括：參加董事會會議；審核本公司財務事務及報表等董事不時在股東大會上提出的財務資料；以及監督本公司董事會和其他高級管理人員在履行自身職責時的活動，在本公司與其任何董事之間發生利益衝突時，監事會將代表本公司商討或提起對該等董事的法律訴訟。監事會任何會議上所提出的決議案若經三分之二或以上的監事批准，即獲採納。

本公司第二屆監事會經二零零三年十二月五日召開的臨時股東大會選舉產生，任期至二零零六年十二月五日止。本公司第二屆監事會成員為八名(監事名單見公司資料一節。)，包括一名獨立監事饒戈平先生。監事會主席為李曉軍女士，監事會副主席為杜紅鷹女士。 各監事簡歷載於第99至101頁。

二零零五年度，本公司監事會共召開了兩次會議，各監事出席率均為100%。監事會審閱了本公司2004年度及2005年中期業績相關的財務資料，對本公司董事會及高級管理人員的經營管理行為進行了監督，並向管理層提出建議。

本公司監事會全體監事亦完全遵守《上市規則》附錄十之《上市公司董事進行證券交易的標準守則》的全部規定。

承董事會命
丁衛平
公司秘書

二零零六年四月七日

董事會下設各專業委員會之委員由董事長、二分之一以上的獨立非執行董事或者全體董事的三分之一提名，並由董事會選舉產生，各委員會主任委員（即委員會主席）由董事會委任，各委員會委員之任職資格須符合各委員會工作規則的有關規定。

二零零五年六月，非執行董事張學仁先生及獨立非執行董事李國明先生分別由於私人原因提出辭去本公司董事職務，經八月二十三日本公司臨時股東大會批准同意，同時此次臨時股東大會亦選舉了宮國魁先生擔任本公司非執行董事，及易永發先生擔任本公司獨立非執行董事，任期自當日起至二零零六年十二月五日止。在董事會八月二十四日召開的會議上，宮國魁董事當選為副董事長及戰略委員會委員，董事會亦委任易永發董事擔任審核委員會及薪酬委員會委員。

外部核數師酬金

本公司國際及中國核數師羅兵咸永道會計師事務所、普華永道中天會計師事務所有限公司，在二零零五年度向本公司提供核數服務的酬金總計為人民幣154萬元，此外並無提供其他非核數服務。

戰略委員會

本公司戰略委員會負責對公司長期發展戰略和重大投資決策進行研究並提出建議，如重大投資融資方案、重大資本運作及資產經營項目等影響公司發展的重大事項，其職責已載於本公司網站。

戰略委員會由六名委員組成，包括：曹建雄董事、朱永董事、王全華董事、宮國魁董事、榮剛董事及丁衛平董事。曹建雄董事擔任戰略委員會主任委員（即委員會主席）。二零零五年十月，戰略委員會召開會議討論本公司的戰略合作項目，並向董事會做出匯報。戰略委員本年度的會議出席率均為100%。

薪酬委員會委員的會議出席情況如下：

委員姓名	出席會議(次)	應出席會議(次)	出席率
周國華(委員會主席)	2	2	100%
烏家培	2	2	100%
易永發	2	2	100%
王全華	1	2	50%
楊亞鐵	2	2	100%
李國明(本年度已離任)	0	0	—

董事提名

本公司尚未設立提名委員會，現時有關董事提名及選舉按照本公司《章程》的有關規定執行。目前本公司董事的提名及選舉程序為：董事(除了獨立非執行董事)候選人由發起人股東提名推薦，獨立非執行董事由董事會提名推薦，董事候選人(包括獨立非執行董事)經董事會按照《公司法》、《上市規則》及本公司《章程》第十四章"公司董事、監事、經理和其他高級管理人員的資格和義務"的相關規定甄選後，報請股東大會選舉；本公司董事任期三年，董事任期屆滿，可以連選連任；有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應在就選舉董事的股東大會的通知發出之日後及該股東大會召開之日至少七天前發給公司；每屆董事會由十五名董事組成，外部董事佔董事會人數的二分之一以上，其中包括兩名以上的獨立非執行董事；董事的選舉由股東大會以普通決議的方式表決，表決通過的董事人數超過十五名時，依次以得票較高者確定獲選董事；股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免。

薪酬與考核委員會(「薪酬委員會」)

薪酬委員會由五名委員組成，其中三名委員是獨立非執行董事周國華先生、烏家培先生及易永發先生，另兩名委員為非執行董事王全華先生和楊亞鐵先生，獨立非執行董事周國華先生擔任薪酬委員會主任委員(即委員會主席)。

本公司薪酬與考核委員會角色及職能已載於本公司網站，主要包括：研究董事和高級管理人員的考核標準，根據本公司經營實際情況進行考評並提出建議；及研究和審查董事、高級管理人員的薪酬政策與方案並對其進行績效考評；就本公司董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；負責對本公司的薪酬制度的執行情況進行監督；厘訂全體執行董事及高級管理人員的特定薪酬待遇，並就非執行董事的薪酬向董事會提出建議；透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬；檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；檢討及批准因董事行為失當而解雇或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款厘訂；及確保任何董事或其任何聯繫人不得自行厘訂本身薪酬。

薪酬委員會須向董事會匯報其決定或建議，薪酬委員會提出的本公司董事的薪酬計劃，須報經董事會同意，提交股東大會審議通過後方可實施；關於本公司高級管理人員的薪酬方案亦須報董事會批准。

二零零五年，薪酬委員會先後於八月及十月召開兩次會議，委員會檢討了本公司現行的薪酬政策及考核制度，進而對同行業公司及市場情況進行了調研，並將就本公司薪酬及考核制度的合理性完善及執行方案展開專題性研究。

二零零六年四月六日，審核委員會舉行會議，與外聘核數師審閱本集團2005年的綜合財務報表，包括本集團採納的會計原則及實務準則，根據審閱結果以及與管理層及財務部門、外聘核數師討論後，同意本集團採用的會計處理方式，並已盡力確保本年報披露的財務資料符合適用的會計準則及《上市規則》附錄十六。因此，審核委員會建議董事會批准對外披露截至2005年12月31日止年度的綜合財務報表。

審核委員會亦建議委任羅兵咸永道會計師事務所(「羅兵咸永道」)及普華永道中天會計師事務所有限公司(「普華永道中天」)分別出任本集團2006年度的國際及中國外聘核數師，並建議將有關決議於2005年度股東周年大會上提交股東審議。審核委員會亦建議董事會要求羅兵咸永道及普華永道中天安排其專責本集團的合夥人每五年輪換一次。

審核委員會於本年度會議的出席率：

委員姓名	出席會議(次)	應出席會議(次)	出席率
烏家培(委員會主席)	4	4	100%
周國華	4	4	100%
易永發	2	2	100%
李國明(本年度已離任)	1	2	50%

審核委員會

本公司審核委員會由三名獨立非執行董事烏家培先生、周國華先生和易永發先生組成，由烏家培先生擔任審核委員會主任委員(即委員會主席)。

審核委員會角色、職責及權力已載於本公司網站，主要包括：審議本公司財務報告的完整、準確及公正程度，聽取本公司管理層及核數師的匯報，就公司的財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本公司內部監控和財務申報等事宜，並向董事會做出匯報。審核委員會定期會議每年至少2次，如有需要，亦會隨時召開會議。

審核委員會於2005年度先後召開四次會議，並將會議記錄提交董事會以做匯報，其本年度工作報告如下：

1. 審閱截至2004年12月31日止年度、截至2005年6月30日止6個月的財務報告，經與管理層、公司財務部門及外聘核數師討論，同意本集團採用的會計處理方式，並已盡力確保披露的有關財務資料符合適用的會計準則及《上市規則》的要求；

2. 審閱外聘核數師的審計安排及情況說明函件，檢查核數師向管理層提出的問題及管理層做出的回應；

3. 審閱本公司及外聘核數師就關聯交易做出的匯報；

4. 檢討外部核數師的獨立性及核數程序是否有效，並與核數師討論核數性質範疇及有關申報責任；

5. 審議批准2005年度外聘核數師的核數服務薪酬及聘用條款，監察外聘核數師是否提供非核數服務，就核數師聘任事宜向董事會提供建議；

6. 檢討公司財務監控及風險管理規定，監察內部審計與外部核數工作是否協調有效，內部財務匯報程序及內部管理執行效力；以及

7. 檢討審核委員會職權範圍，遵循《企業管治常規守則》的條文，修訂了《審核委員會工作規則》。

本公司部分偏離守則條文D.1.1及D.1.2，現時就董事會授予管理層的職權尚未制訂明確的指引，董事會認為本公司管理層是以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，本公司《章程》對董事會與總經理的職責及權力有明確的規定，董事會亦可就某些特定事項(如簽訂某項協議)賦予總經理專項授權，而管理層在總經理領導下履行職責，本公司現時安排並無損害公司利益。董事會考慮在2006年度內進一步明確董事會授予管理層的職權。

董事會根據本公司《章程》的規定對股東大會負責，行使下列職權：負責召集股東大會並向股東大會報告工作；執行股東大會的決議；確定本公司的業務計劃和投資計劃；制定本公司的年度預算及期末決算；就股息及紅利分派及股本增減向股東提出建議；制訂本公司《章程》修改方案；除《公司法》和本公司《章程》規定由股東大會決議的事項外，決定本公司的其他重大事務和行政事務；以及行使股東大會及本公司《章程》授予的其他職權、職能及責任。此外，本公司《章程》還規定董事會做出關於本公司關聯交易的決議時，必須由獨立非執行董事簽字後方能生效。

同時，按照本公司《章程》規定，董事會賦予本公司總經理下列職權：主持本公司的生產經營管理工作，組織實施董事會決議；組織實施本公司年度經營計劃和投資計劃；擬訂本公司內部管理機構設置方案；擬訂本公司分支機構設置方案；擬訂本公司的基本管理制度；制定本公司的基本規章；提請聘任或者解聘本公司副總經理、財務總監；聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；本公司《章程》和董事會授予的其他職權。

此外，二零零二年，董事會將股東大會授予董事會的對每一項與本公司主營業務有關的、本公司出資不多於人民幣五百萬元的機構(如本公司地區分銷中心)的投資審批權，轉授予了總經理，以利於提高日常運營管理效率。

二零零五年度，董事會共召開四次會議，董事出席率如下：

姓名	職務	出席會議（次）	應出席會議（次）	出席率
朱　永	董事長	4	4	100%
王全華	副董事長，非執行董事	4（其中授權其他董事代表出席2次）	4	100%
曹建雄	副董事長，非執行董事	4	4	100%
宮國魁	副董事長，非執行董事（於2005年8月委任為董事）	2	2	100%
榮　剛	非執行董事	4	4	100%
楊亞鐵	非執行董事	4	4	100%
朱曉星	執行董事，總經理	4	4	100%
丁衛平	執行董事	4	4	100%
宋金箱	執行董事	4	4	100%
李曉光	非執行董事	3	4	75%
司玉佩	非執行董事	4（其中授權其他董事代表出席1次）	4	100%
宋　箭	非執行董事	4	4	100%
烏家培	獨立非執行董事	4	4	100%
周國華	獨立非執行董事	4	4	100%
易永發	獨立非執行董事（於2005年8月委任為董事）	2	2	100%
張學仁	本年度已離任非執行董事	1	2	50%
李國明	本年度已離任獨立非執行董事	—	2	0

董事會

董事會負有領導及監控本公司的責任，並集體負責統管和監督本公司事務以促使本公司成功。董事以客觀態度做出符合本公司利益的決策。

董事會負責編制每個財政期間的賬目，使該賬目能真實公平地反映本集團在該時期內的業務狀況、業績及現金流向表現。董事會在編制2005年度賬目時，已選用適合的會計政策並貫徹應用；已採納《國際財務報告準則》；已做出審慎合理判斷及估計，並按持續經營基準編制賬目。董事就編制本集團財務報表承擔有關責任。二零零五年，董事會按《章程》的規定，在有關財政期間結束後120天及60天期限內分別發表二零零四年度及二零零五年中期業績。

本公司第二屆董事會由十五名董事組成（董事名單見公司資料一節。），其中執行董事四名，非執行董事十一名（包括三名獨立非執行董事），第二屆董事會全體成員（包括非執行董事）的任期至二零零六年十二月五日止。各董事簡歷載於第95至99頁，各位董事均分別擁有航空、信息科技或財經方面的豐富經驗，本公司委任的獨立董事符合《上市規則》第3.10(1)及(2)條的規定。本公司董事會主席（董事長）及行政總裁（總經理）分別由朱永董事及朱曉星董事出任，其職責已清楚區分。

本公司現任三位獨立非執行董事烏家培先生、周國華先生和易永發先生均已按《上市規則》3.13條之規定，提交確認其復核獨立性之周年確認書，本公司認為所有獨立非執行董事均符合《上市規則》第3.13條之獨立性指引，並根據該指引屬獨立人士。本公司三位獨立非執行董事一貫以積極謹慎的態度盡責的履行其職能， 並以本公司的整體利益為前提，憑藉各自寶貴的專業經驗對本公司的經營管理提供指導意見，並通過擔任本公司審核委員會及薪酬與考核委員會委員，履行審核本公司監察財務匯報程序及檢討內部控制等職能。

二零零五年八月，經本公司召開的臨時股東大會批准，非執行董事張學仁先生及獨立非執行董事李國明先生分別由於私人原因辭去了董事職務，並選舉宮國魁先生擔任本公司非執行董事及易永發先生擔任本公司獨立非執行董事，任期自當日起至二零零六年十二月五日止。在董事會八月二十四日召開的會議上，宮國魁董事當選為副董事長及戰略委員會委員，董事會亦委任易永發董事擔任審核委員會及薪酬與考核委員會委員。



本公司董事會、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效的制衡作用，並不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。

企業管治常規

本公司一直嚴格按照中國《公司法》及本公司《章程》之規定規範公司的內部運作，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的公司訊息，努力提升公司價值。二零零五年，董事會通過決議，採納《企業管治常規守則》中的守則條文，作為本公司的企業管治守則，並全面遵守「守則條文」(不包括有關內部監控守則條文)，當中只有數項偏離。

就本公司《2005年中報》中所述的，本公司完全遵守守則條文，但偏離了守則條文A.1.3、B.1.3、B.1.4、C.3.3、C.3.4、D.1.1及D.1.2，自二零零五年下半年，本公司已按守則條文A.1.3條在召開董事會會議時提前14天發出會議通知，經二零零五年十月董事會會議決定，按照守則條文B.1.3、C.3.3分別修訂及增補了薪酬與考核委員會和審核委員會的工作規則的有關條款，並按照守則條文B.1.4、C.3.4規定的「公開委員會的角色、職權範圍及董事會轉授予其的權力」，將各委員會的工作規則公佈於本公司網站(www.travelsky.net)。本公司《章程》已列出董事會和總經理各自的職權，但本公司未有另外就其他轉授予管理層的職能及管理層的權力訂立具體的指引，並未完全遵守守則條文D.1.1及D.1.2項。董事會認為本公司管理層是以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，本公司現時安排並無損害公司利益。董事會考慮在2006年度內進一步明確董事會授予管理層的職權。

董事的證券交易

本公司各位董事均恪盡職守，以勤勉誠信的態度忠實地履行自己的責任。本公司已採納《上市規則》附錄十之《上市公司董事進行證券交易的標準守則》，要求全體董事按照《標準守則》進行證券交易。經向各位董事做出特定查詢後，二零零五年度，概無任何董事違反《標準守則》的有關規定。

或有負債

於二零零五年度，本集團並無重大或有負債。

員工

於二零零五年十二月三十一日，本集團的員工總數為2,089名。於二零零五年度人工成本為約人民幣157.7百萬元，佔本集團二零零五年總營業成本的約17.5%。

本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工(包括執行董事及職工代表監事)執行不同的薪酬標準。

目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

於二零零五年度，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零五年度支付了合共人民幣5,504,730元(二零零四年度支付了合共人民幣3,075,469元)。董事會認為有關規定實施後對本公司財務狀況沒有構成重大影響。

長期投資

於二零零五年十二月三十一日，本集團持有1億元3%年利率的國債。國債到期日為二零零八年十二月十八日。

資產抵押

於二零零五年度，本集團並無任何資產抵押。

資本開支

本集團二零零五年度的資本開支約為人民幣435.0百萬元，較二零零四年度的約人民幣105.2百萬元，增加了約人民幣329.8百萬元。

本集團二零零五年度的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件以及基礎設施建設。

董事會估計本集團二零零六年所需的計劃資本開支約為人民幣370.0百萬元，主要用於開發及逐步推行新一代旅客服務系統及其他新業務。

資本支出計劃的資金來源將包括本公司首次公開發售股份所得款淨額及營運活動產生的內部現金流量。

董事會估計二零零六年本集團的資金來源完全能夠滿足資本開支計劃、日常營運和其他目的等所需資金。

外匯風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。人民幣兑外幣的滙率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零五年十二月三十一日，本集團之資產負債比率約為11.2%(二零零四年：12.4%)，該比率是通過將本集團於二零零五年十二月三十一日的總負債除以總資產而得出。

公司股東應得利潤

由於上述因素，公司股東應得利潤由二零零四年的約人民幣449.2百萬元上升到二零零五年的約人民幣529.6百萬元，增長了約17.9%。

可供分配利潤

在按照國際財務報告準則編製的法定財務報表所載的可分配於公司股東之利潤提取了財務報表附註32所載的法定公積金、法定公益金和任意公積金以後，本公司於二零零五年十二月三十一日可供分配之利潤為人民幣627.9百萬元。

股息分配

董事會建議派發二零零五年度末期股息，每股人民幣0.230元，共計人民幣204.3百萬元。在派發上述末期股息後，於二零零五年十二月三十一日可供分配之利潤約為人民幣423.6百萬元(二零零四年：人民幣299.9百萬元)。

變現能力與資本結構

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動現金流入淨額	**402.5**	575.5
用於投資活動之現金淨額	**(1,656.7)**	(244.7)
融資活動使用之現金淨額	**(111.3)**	(128.9)
滙率變動對現金及現金等價物的影響額	**(14.6)**	—
現金及現金等價物淨值增加	**(1,380.0)**	201.9

本集團二零零五年的營運資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣402.5百萬元。

二零零五年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零五年十二月三十一日，本集團的現金及現金等價物為人民幣856.8百萬元，其中88.7%、9.1%和2.1%分別以人民幣、美元和港幣計價。

淨收入

淨收入由二零零四年的約人民幣1,240.6百萬元增加至二零零五年的約人民幣1,447.0百萬元，增加了16.6%。

營業成本

二零零五年度營業成本為人民幣903.2百萬元，較二零零四年的人民幣787.4百萬元，增加了人民幣115.7百萬元或14.7%。營業成本的增加反映如下：

- 折舊及攤銷從二零零四年的人民幣166.7百萬元增長到二零零五年的人民幣182.0百萬元，增長了9.2%，主要是由於二零零五年資本性支出開始計提折舊和攤銷；

- 在業務量繼續保持快速增長的同時，網絡使用費卻降低了15.1%，由二零零四年的人民幣70.7百萬元下降到二零零五的人民幣60.0百萬元，主要是由於本集團綜合採用了市場、技術和管理等手段及實施了系統報文從SITA網絡轉移到本公司網絡工作，和減少了SITA網絡使用量所致；

- 人工成本增加了17.9%，主要由於為支持本集團業務發展而增加了員工數量；

- 經營性租賃支出增加25.2%，主要由於本公司業務發展、人員增加導致辦公面積擴大；

- 由於二零零五年本公司繼續加大新產品和新技術研發力度，從而使技術支持及維護費增加了68.4%；及

- 本集團其它營業成本增加了32.1%，主要是由於本公司及地區分銷中心加大市場開拓，加強對用戶的本地化支持，在收入有所增長的同時，相應的成本費用也有所增加。

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零四年的人民幣453.1百萬元增加至二零零五年的人民幣543.9百萬元，增加了人民幣90.8百萬元或20.0%。

管理層對財務狀況及經營業績的討論與分析

閱讀下述討論和分析時，請一併參閱本年度報告所載列的本集團財務報表(含附註)中的財務資料。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零五年十二月三十一日止年度(「二零零五年」)，本集團税前利潤約為人民幣594.8百萬元，較截至二零零四年十二月三十一日止年度(「二零零四年」)增加了約19.0%。折舊、攤銷、息税前盈餘(EBITDA)約為人民幣723.8百萬元，較二零零四年增加了約15.1%。公司股東應得利潤為約人民幣529.6百萬元，較上一年增加了約17.9%。本集團盈利增加的主要原因是本公司航空信息技術服務收入增加，以及綜合採用市場、技術和管理等手段，使得部分營運成本節約所致。

本集團二零零五年度每股基本及攤薄盈利為人民幣0.60元。

總收入

本集團二零零五年度總收入約為人民幣1,496.8百萬元，較二零零四年度總收入約人民幣1,282.9百萬元，增加了約人民幣213.9百萬元或16.7%。增加的主要原因是本公司二零零五年度航空信息技術服務業務量快速增長所致。總收入增加之反映如下：

- 航空信息技術服務收入佔本集團二零零五年總收入的82.7%；而二零零四年為80%。航空信息技術服務收入由二零零四年的約人民幣1,025.7百萬元增加至二零零五年的約人民幣1,238.0百萬元，增加了約20.7%。收入增加主要是由於電子旅遊分銷服務增加所致。

- 數據網絡及其他收入佔本集團二零零五年總收入的17.3%，而二零零四年為20%。數據網絡及其他收入由二零零四年的約人民幣257.1百萬元增加至二零零五年的約人民幣258.8百萬元，增加了約0.6%。

信息技術集成服務

二零零五年，本集團在信息技術集成服務業務方面也取得了一定的進展。自主研發的包括安檢信息系統、機場自動廣播系統、行李確認系統等在內的信息技術集成產品已經在中國機場得到了廣泛應用。針對高端旅客服務而推出的機場旅客統一服務平台(Uni-Service for Airport Passenger)服務，已經在廣州、深圳等機場得到使用，初步得到了市場的認可。面向航空旅客出行安全的信息管理系統APSIS(Aviation Passenger Security Information System)已經成功簽約北京首都機場，使得本公司在中國航空信息安全方面邁出了重要的一步。

基礎設施

本集團的基礎設施是為本集團的業務發展服務的。本集團基礎設施的目標是在確保生產安全、滿足業務發展的同時，充分利用現有的技術、商務、管理等綜合手段，調整系統結構，優化資源配置，提升運行可靠性和抗干擾能力，實現低成本營運。

二零零五年，為滿足中國航空運輸業日益增長的旅客量對系統處理能力的需求，本公司購買了Dorado 280新主機，並於年底前順利完成了安裝投產工作，提升了主機處理能力40%。同時，通過實施主機AV外移等技術創新活動節約了系統總資源約3.4%；基於Symmetrix Remote Data Facility(「SRDF」)技術的主機系統同城異地災難備份系統建設、主機性能優化、數據倉庫擴容、多電信營運商線路相互備份等一系列技術改進措施，有效地改善了基礎設施的可靠性。另外，通過實施系統報文從SITA網絡轉移到本公司網絡工作，節約了約人民幣10百萬元的營運成本。二零零五年度，本公司的供應控制系統(ICS)、計算機訂票系統(CRS)和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%，核心網絡、接入網絡的運行質量也達到了較高水準。

在前端解決方案方面，本集團主要以完善已經推出的E-Term產品及基於視窗的Web產品，為旅遊分銷網絡提供能夠實現機票銷售、酒店預定、汽車租賃等業務的、功能強勁的前端系統，滿足客戶業務發展需求。在中間解決方案方面，本集團提供的數據分析產品、銷售管理工具、信息發佈、業務流程平台，極大地支持了旅行社或旅遊分銷代理人進行市場分析、客戶管理和營運的需要。在後台解決方案方面，本集團提供的一攬子分銷技術解決方案定制服務，覆蓋了重要旅行社或關鍵旅遊分銷代理人的全業務流程，滿足其個性化要求，幫助他們更好地參與國內、國際競爭。如二零零五年，本公司與世界最大的商務旅行管理公司之一的美國運通達成為期三年的戰略合作協議，通過合作，一方面使後者的全球客戶在中國體驗到與國際接軌的標準化差旅服務，另一方面也促進了本集團深入了解國際一流差旅公司的業務和流程，以便開發更適合旅行社、旅遊分銷代理人業務需求的信息技術解決方案，滿足市場的需求。

大力發展能夠支持旅遊分銷網絡的電子商務解決方案是本公司發展的另一個重點領域。本公司自主研發的訂座引擎技術已經廣泛地支持旅行社或旅遊分銷代理人發展電子商務，推動了中國航空旅遊行業在線分銷業務的發展。於二零零五年度，電子商務銷售的機票量約3百萬航段，交易金額約人民幣1.6十億元。

本公司是通過遍佈全國的30餘個地區分銷中心為分銷網絡提供服務的，他們是本公司分銷體系的支點。二零零五年，本公司在日本、韓國、新加坡設立了新的地區分銷中心，以增強國外市場的服務能力。

旅遊產品分銷服務

本集團大力發展包括酒店預定、「酒店+機票」產品、租車和差旅保險產品銷售在內的旅遊產品分銷業務是本集團既定的戰略。二零零五年，本公司在不斷完善基於開放平台和控件方式的酒店分銷系統的同時，實現了酒店預訂業務的突破，全年成功銷售的酒店間夜量達到了51千間夜，為國內、港澳地區2千多家酒店提供預訂服務。

繼過去兩年本公司自主開發的新一代APP前端系統在國內中小型機場開始大規模使用以來，又相繼在成都、大連、昆明、武漢等骨幹機場投入使用，使得使用本公司新一代APP前端系統的機場達到了38家；為支持北京2008年奧運會而進行的首都機場T3航站樓建設，亦決定使用本公司的新一代APP前端系統，這進一步鞏固了本公司在機場前端系統建設、營運中的地位。為支持中國商營航空公司在海外市場開展中轉、聯程、電子客票等服務，本公司亦推進APP系統在國外機場的落地建設和營運，截止二零零五年底，在國外使用本公司APP系統的機場已增加至8家，處理的出港旅客量約4百萬人次。

本公司新一代旅客服務系統的建設目標是以旅客為中心，能夠靈活地支持旅行價值鏈中每個環節的商務服務，以配合航空旅遊業的發展趨勢，支持商營航空公司的市場競爭和營運。根據新一代系統的構建戰略，參考國外GDS的技術架構和經驗成果，於二零零五年，明確了中間件系統的發展規劃和實施路線，並以此為基礎確定了各開放應用系統的基礎架構模型。

分銷信息技術服務

本集團的旅遊分銷網絡是由6千多家旅行社或旅遊分銷代理人擁有的約50千台銷售終端組成的，並通過SITA網絡與國際所有GDS和25家外國及地區商營航空公司實現高等級聯接和直聯，遍佈國內外約400個城市，全年處理的交易超過96百萬宗，交易金額超過人民幣127十億元。為給旅遊分銷網絡提供更豐富、準確的內容和信息，支持靈活的分銷方式，個性化的客戶解決方案，本集團主要從前端解決方案、中間解決方案、後台解決方案三個層次提供分銷信息技術服務。

二零零五年，快速增長的中國經濟和日趨深化的經濟全球化繼續推動了中國航空運輸業的全面繁榮，使得中國有望晉升為繼美國之後的全球第二大航空運輸市場。作為中國航空旅遊業信息技術服務的主要供應商，本公司ETD系統處理的國內外商營航空公司的航班訂座量約151.4百萬人次，較二零零四年度同期增長了約14.5%，繼續保持了較快地增長勢頭。其中，處理中國商營航空公司的航班訂座量增長了約14.2%，處理外國及地區商營航空公司的航班訂座量增長了約22.7%。APP系統處理的機場出港旅客量約佔中國機場出港旅客量的88%，其中，隨著新加坡聖安航空公司、國泰航空公司等26家外國及地區商營航空公司加盟本公司的APP系統，處理從中國機場出港的外航旅客量約1.6百萬人次。

多年來，本集團根植於中國航空旅遊業，不斷跟進客戶需求，把握技術發展趨勢，以商營航空公司收益需求為核心，圍繞商營航空公司座位控制產品線、一攬子分銷業務解決方案產品線及運價產品線，完善和改進航空信息技術服務及其延伸服務，為國內外商營航空公司豐富營銷渠道、簡化商務流程、完善服務手段、降低營運成本做出了巨大貢獻。二零零五年度，本公司在不斷利用新技術完善航空信息技術服務產品線的同時，亦大力推進行業應用：本公司借鑒行業標準開發的BSP電子客票、商營航空公司直銷電子客票、商營航空公司網站電子客票三大電子客票技術已經在中國國際航空股份有限公司、海南航空公司等國內9家中國商營航空公司中得到全面應用，使用IET技術實現了中國商營航空公司之間的電子客票銷售，開通與外國及地區商營航空公司之間的電子客票中轉聯程業務，銷售的電子客票約9.8百萬航段，節約分銷成本逾人民幣100百萬元；本公司自主開發的虛擬航班技術在中國東方航空股份有限公司、中國南方航空股份有限公司等170餘條商營航線上得到了應用，支持了商營航空公司增加可銷售的城市對，擴大了營銷網絡；在對中國商營航空公司加入國際航空聯盟進行技術準備的同時，本公司亦繼續完善和推廣中轉和聯程值機產品，使國內中轉旅客量增加了約30%，國際中轉旅客量增加了約50%，支持中國商營航空公司和機場實施樞紐戰略；繼續完善和推廣國內運價產品，使得中國商營航空公司運價收集、發佈、管理和計算機制實現了電子化，取得了良好的市場效果；數據服務系列產品和服務繼續深化發展，已經逐步成為商營航空公司進行收益管理、營運決策不可缺少的工具。



朱曉星先生
總經理

本公司是中國航空旅遊業信息技術解決方案的主導供應商。本公司在向中國商營航空公司提供先進的航空信息技術服務及其延伸信息技術服務的同時，也在向旅遊分銷代理人，售票處及個人消費者分銷商營航空公司產品及服務，並處於領先地位。經過二十多年的不斷開發，已經初步形成了相對完整的、豐富的、功能強大的信息技術服務產品線，初步滿足了從商營航空公司、機場、旅遊產品和服務供應商到旅行社、旅遊分銷代理人、機構客戶、旅客和貨運商等所有行業參與者的需求，幫助他們拓展了業務、改善了服務質量，提高了營運效率。

航空信息技術服務

本公司提供的航空信息技術服務是由一系列的產品和解決方案組成，為中國商營航空公司和280多家外國及地區商營航空公司提供電子旅遊分銷服務(「ETD」)(包括航班控制系統服務(「ICS」)和計算機分銷系統服務(「CRS」))、機場旅客處理服務(「APP」)，以及與上述核心業務相關的延伸信息技術服務，包括但不限於：為商營航空公司決策提供支持的數據服務、支持航空聯盟的產品服務、發展商營航空公司電子客票、電子商務的解決方案以及支持商營航空公司和機場提高地面營運效率的信息管理系統等服務。於二零零五年度，航空信息技術服務業務提供的收入約為人民幣1,238.0百萬元，約佔本集團總收入的82.7%，較二零零四年度同期增長了約20.7%。

面對機遇和挑戰，本集團將以科學發展觀為統領，進一步增強安全保障能力、服務保障能力和市場競爭能力；進一步轉變增長方式，增強可持續發展能力，實現從平臺營運商到綜合產品服務提供商的根本性轉變；進一步促進體制、機制的創新，堅持業績優先，完善內控制度建設，不斷提升本集團的競爭能力，以滿足客戶、員工和股東的要求。

為此，本集團將按照既定發展戰略，進一步加大基礎設施投入，通過技術創新和安全管理，確保信息安全；加強對國外先進成熟技術、主流技術的引進、消化、吸收，注重信息標準的制定和專業化隊伍建設，增強自主創新能力，實現跨越式發展；進一步鞏固銷售渠道，加強對戰略客戶的服務力度，維護核心業務的市場主導地位；與一流國際性公司結成戰略聯盟，擴大本集團市場覆蓋的深度和廣度，共同發展新一代旅客服務系統和產品體系，滿足行業發展的需求；創新商務模式，提升商務能力，跳躍式地發展包括機票、酒店在內的旅遊產品離線/在線分銷業務和信息技術集成業務，大力培育新的業務增長點；將繼續深化幹部人事、勞動用工、收入分配三項制度改革，建立以人才穩步增值與企業持續發展相適應的培養機制，構建從預算、執行、監控、考核和激勵約束一體化的責任經營體系，加強風險管理，強化公司管治，以提升本集團的營運效率；繼續推進具備創新活力、包容協作的新型企業文化建設，以增強市場應變能力。

最後，本人藉此感謝本集團全體員工同心同德，銳意進取，在創新中實現本集團快速發展，亦感謝各股東、投資者、客戶、董事以及監事一直給予的信任和支持。

朱永
董事長

二零零六年四月七日


朱永先生
董事長

致各位股東：

正如預期，二零零五年中國航空運輸業繼續保持著快速增長，有望成為繼美國之後的全球第二大航空運輸市場。作為市場重要參與者，本集團搶抓發展機遇，積極應對挑戰，革故鼎新，在安全生產、業務發展和財務表現都取得了良好的成績，為各位股東帶來了滿意的回報。

展望二零零六年，各方預測快速發展的國民經濟、全面繁榮的旅遊及運輸業、日益頻繁的國際交往和逐步放鬆管制、鼓勵競爭的產業政策導向，將在未來十年中繼續推動中國航空運輸市場的強勁增長。一方面，市場規模的不斷擴大、2008年北京奧運會的召開、非傳統恐佈威脅手段的出現和開放技術的廣泛應用所引起的行業信息安全的壓力對本公司的基礎設施提出了大容量、高安全、低成本、新功能的迫切要求；另一方面，旅客需求的個人化、競爭者的紛紛加入、新營運模式的出現所帶來的市場競爭促使商營航空公司、旅遊產品和服務供應商、旅行社、旅遊分銷代理人更加依賴通過信息技術服務轉變商務模式，簡化工作流程，推動聯盟和合作，提高營運效率，從而使得信息化已經成為行業營運中不可或缺的重要組成部分。這將推動本集團現有業務、技術/產品、服務向縱深發展，同時，也對本集團的經營理念、運轉機制、包括人才、技術在內的核心資源和企業文化構成衝擊。



總收入

人民幣千元



2001
830,801
2002
977,442
2003
893,618
2004
1,282,850
2005
1,496,784
數據網絡及其他
航空信息技術服務

稅前利潤

人民幣千元



2001
411,573
2002
459,860
2003
272,345
2004
499,598
2005
594,757

折舊、攤銷、息稅前盈餘

人民幣千元



2001
479,275
2002
554,600
2003
386,900
2004
628,800
2005
723,800

可分配予公司股東的利潤

人民幣千元


2001
407,901
2002
453,227
2003
242,541
2004
449,181
2005
529,647
每股盈利 （基本及攤薄）
人民幣元
2001
0.48
2002
0.51
2003
0.27
2004
0.51
2005
0.60

總資產

人民幣千元

年份	總資產
2001	2,894,189
2002	3,087,269
2003	3,376,223
2004	3,750,889
2005	4,107,601

公司簡介

中國民航信息網絡股份有限公司(「本公司」,或連同其附屬公司合稱「本集團」)是中國航空旅遊業信息技術解決方案的主導供應商。本集團一直致力於開發先進的產品及服務,滿足所有行業參與者(從商營航空公司、機場、航空旅遊產品和服務供應商到旅遊分銷代理人、機構客戶、旅客及貨運商)進行電子交易及管理與行程相關信息的需求。本公司的核心業務包括航空信息技術服務、分銷信息技術服務等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立,於下列附屬公司中持有控制性權益:中國民航信息網絡股份(香港)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有重大權益:上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司、上海東美航空旅遊在線網絡有限公司及大連航信空港網絡有限責任公司。

本集團於二零零五年十二月三十一日有員工2,089名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為中國民航信息集團公司,持有本公司約22.3%股份;本公司約42.7%股份由14家中國商營航空公司持有,其中包括中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司三個最大的中國商營航空公司的控股公司;本公司其餘35.0%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃,該計劃中之美國預託證券自二零零二年十二月二十七日起在美國場外證券市場(OTC)進行買賣。

目錄

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份代號：0696)

二零零五年年報